FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

     Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2004

ABN AMRO HOLDING N.V.
Commission File Number: 001-14624

ABN AMRO BANK N.V.
Commission File Number: 001-14624-05

(Translation of registrants’ name into English)

Gustav Mahlerlaan 10,
1082 PP Amsterdam,
The Netherlands
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes	No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

The Information contained in this Report is incorporated by reference into Registration Statement No. 333-104778.

ABN AMRO HOLDING N.V.
ABN AMRO BANK N.V.

TABLE OF CONTENTS

Item

1.1	Underwriting Agreement, dated May 4, 2004, among ABN AMRO Holding N.V., ABN AMRO Bank N.V. and ABN AMRO Incorporated, as representative of the several underwriters named therein, relating to the sale of $1,000,000,000 aggregate principal amount of LIBOR Floating Rate Senior Notes due 2007, issued by ABN AMRO Bank N.V. and unconditionally guaranteed by ABN AMRO Holding N.V.

4.1	Senior Indenture, dated May 11, 2004, among ABN AMRO Bank N.V., ABN AMRO Holding N.V., as guarantor, and BNY Midwest Trust Company, as trustee

4.2	Officers’ Certificate of ABN AMRO Bank N.V., dated May 11, 2004, regarding the terms of the LIBOR Floating Rate Senior Notes due 2007, pursuant to Section 2.03 of the Senior Indenture

4.3	Form of the LIBOR Floating Rate Senior Notes due 2007

8.1	Opinion of Davis Polk and Wardwell regarding tax matters

8.2	Opinion of Clifford Chance Limited Liability Partnership regarding tax matters

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ABN AMRO HOLDING N.V.

Dated: May 12, 2004	By:	/s/ Rolf Smit

		Name:	Rolf Smit
		Title:	Executive Vice President

	By:	/s/ Jan Pranger

		Name:	Jan Pranger
		Title:	Senior Vice President

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized

ABN AMRO BANK N.V.

Dated: May 12, 2004	By:	/s/ Rolf Smit

		Name:	Rolf Smit
		Title:	Executive Vice President

	By:	/s/ Jan Pranger

		Name:	Jan Pranger
		Title:	Senior Vice President

Item 1.1

US$1,000,000,000
LIBOR Floating Rate Senior Notes due May 11, 2007

ABN AMRO BANK N.V.
(a Netherlands public limited liability company)

Unconditionally Guaranteed by

ABN AMRO HOLDING N.V.
(a Netherlands public limited liability company)

Underwriting Agreement

Dated: May 4, 2004

-i-

US$1,000,000,000
LIBOR Floating Rate Senior Notes due May 11, 2007

ABN AMRO BANK N.V.
(a Netherlands public limited liability company)

Unconditionally Guaranteed by

ABN AMRO HOLDING N.V.
(a Netherlands public limited liability company)

Underwriting Agreement

May 4, 2004

ABN AMRO Incorporated
55 East 52nd Street
New York, New York 10055
     As Representative of the Several Underwriters named in Schedule A hereto

Ladies and Gentlemen:

     ABN AMRO Holding N.V., a Netherlands public limited liability company (the “Guarantor”) and ABN AMRO Bank N.V., a Netherlands public limited liability company (the “Bank” and together with the Guarantor, the “ABN AMRO Parties”), confirm their agreement (the “Agreement”) with ABN AMRO Incorporated and each of the other Underwriters named in Schedule A hereto (collectively, the “Underwriters,” which term shall also include any underwriter substituted as hereinafter provided in Section 11 hereof), for whom ABN AMRO Incorporated are acting as representative (in such capacity, hereinafter referred to as the “Representative”), with respect to the sale by the Bank and the purchase by the Underwriters, acting severally and not jointly, of the respective aggregate principal amounts of the Bank’s LIBOR Floating Rate Senior Notes due May 11, 2007 (the “Securities”), set forth in Schedule A. The Securities will be issued pursuant to an indenture, to be dated as of May 11, 2004 among the Guarantor, the Bank and BNY Midwest Trust Company, as trustee (the “Trustee”).

     The ABN AMRO Parties have filed with the Securities and Exchange Commission (the “Commission”) a registration statement on Form F-3 (file No. 333-104778) to register under the Securities Act of 1933, as amended (the “1933 Act”), the offer and sale of the Securities.

The ABN AMRO Parties understand that the Underwriters propose to make an offering of the Securities as soon as the Representative deems advisable after this Agreement has been executed and delivered. The ABN AMRO Parties further understand that no Securities will be offered by the Underwriters in The Netherlands other than in accordance with the provisions of Article 3 and 4 of the Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995) in conjunction with article 3 of the Exemption Regulation of the Securities Market Supervision Act 1995 (Vrijstellingsregeling Wet toezicht effectenverkeer 1995).

     The ABN AMRO Parties have filed with, or transmitted for filing to, or shall promptly hereafter file with or transmit for filing to, the Commission a prospectus supplement (in the form so filed or transmitted for filing, the “Prospectus Supplement”) specifically relating to the Securities pursuant to Rule 424 of the rules and regulations of the Commission under the 1933 Act (the “1933 Act Regulations”). The term “Registration Statement” means the registration statement, as amended to the date of this Agreement, including the exhibits thereto, schedules thereto, if any, and the documents incorporated by reference therein pursuant to Item 6 of Form F-3 under the 1933 Act. The term “Basic Prospectus” means the prospectus included in the Registration Statement. The term “Prospectus” means the Basic Prospectus together with the Prospectus Supplement. The term “preliminary prospectus” means a preliminary prospectus supplement specifically relating to the Securities together with the Basic Prospectus. As used herein, the terms “Basic Prospectus,” “Prospectus” and “preliminary prospectus” shall include in each case the documents, if any, incorporated by reference therein.

     All references in this Agreement to financial statements and schedules and other information which is “contained,” “included” or “stated” in the Registration Statement, any preliminary prospectus or the Prospectus (or other references of like import) shall be deemed to mean and include all such financial statements and schedules and other information which is incorporated by reference in the Registration Statement, any preliminary prospectus or the Prospectus, as the case may be; and all references in this Agreement to amendments or supplements to the Registration Statement, any preliminary prospectus or the Prospectus shall be deemed to mean and include the filing of any document under the Securities Exchange Act of 1934, as amended (the “1934 Act”), which is incorporated by reference in the Registration Statement, such preliminary prospectus or the Prospectus, as the case may be.

     Section 1. Representations and Warranties by the ABN AMRO Parties. The ABN AMRO Parties represent and warrant jointly and severally to each Underwriter as of the date hereof, and as of the Closing Time referred to in Section 2(c) hereof, as follows:

     (a) Compliance with Registration Requirements. The Registration Statement has been filed on an appropriate form under the 1933 Act. The Registration Statement has become effective under the 1933 Act and no stop order suspending the effectiveness of the Registration Statement has been issued under the 1933 Act and no proceedings for that purpose have been instituted or are pending or, to the knowledge of the ABN AMRO Parties, are contemplated by the Commission, and any request on the part of the Commission for additional information has been complied with.

     At the respective times the Registration Statement and any post-effective amendments thereto became effective and at the Closing Time, the Registration Statement and any amendments and supplements thereto complied and will comply in all material respects with the applicable requirements of the 1933 Act and the 1933 Act Regulations and the Trust Indenture Act of 1939, as amended (the “1939 Act”) and the rules and regulations of the Commission under the 1939 Act (the “1939 Act Regulations”), and did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or

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necessary to make the statements therein not misleading. Neither the Prospectus nor any amendments or supplements thereto, at the time the Prospectus or any such amendment or supplement was issued or at the Closing Time, included or will include an untrue statement of a material fact or omitted or will omit to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The representations and warranties in this subsection shall not apply to statements in or omissions from the Registration Statement or Prospectus made in reliance upon and in conformity with information furnished to the ABN AMRO Parties in writing by any Underwriter through the Representative expressly for use in the Registration Statement or Prospectus.

     The Basic Prospectus and preliminary prospectus and the prospectus filed as part of the Registration Statement as originally filed or as part of any amendment thereto, or filed pursuant to Rule 424 under the 1933 Act, complied when so filed in all material respects with the 1933 Act Regulations.

     (b) Incorporated Documents. The documents incorporated or deemed to be incorporated by reference in the Registration Statement and the Prospectus, at the time they were or hereafter are filed with the Commission, complied and will comply in all material respects with the requirements of the 1934 Act and the rules and regulations of the Commission thereunder (the “1934 Act Regulations”), and, when read together with the other information in the Prospectus, at the time the Registration Statement became effective, at the time the Prospectus was issued and at the Closing Time, did not and will not contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading.

     (c) Independent Accountants. The accountants who certified the financial statements included in the Registration Statement are independent public accountants as required by the 1933 Act and the 1933 Act Regulations.

     (d) Good Standing of the ABN AMRO Parties. Each of the ABN AMRO Parties and their subsidiaries has been duly incorporated under the laws of The Netherlands, or other jurisdiction of incorporation, as the case may be (except to the extent that the failure to be duly incorporated would not have a material adverse effect on the ABN AMRO Parties and their subsidiaries, taken as a whole). Each of the ABN AMRO Parties and their subsidiaries is validly existing and in good standing under the laws of its respective jurisdiction (where such concept is legally relevant), is duly qualified to do business and in good standing in each other jurisdiction in which qualification is necessary for the ownership of its respective properties or for the conduct of its respective businesses (except to the extent that the failure to be so qualified or be in good standing would not have a material adverse effect on the ABN AMRO Parties and their subsidiaries, taken as a whole).

     Each ABN AMRO Party has the power and authority necessary to own or hold its respective properties, to enter into and perform its respective obligations under the Transaction Documents (as defined below) to which it is a party and to conduct the businesses in which it is engaged, as described in the Prospectus.

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     (e) Authorization of Agreement. At the Closing Time, this Agreement will have been duly authorized by each of the ABN AMRO Parties. This Agreement has been duly executed and delivered (if applicable under applicable law) by each of the ABN AMRO Parties.

     (f) Absence of Defaults and Conflicts; Absence of Further Requirements. None of the ABN AMRO Parties nor any of their subsidiaries is in violation of the constituent documents, charter or by-laws or in default in the performance or observance of any obligation, agreement, covenant or condition contained in any contract, indenture, mortgage, deed of trust, loan or credit agreement, note, lease or other agreement or instrument to which any of the ABN AMRO Parties or any of their subsidiaries is a party or by which any of them may be bound, or to which any of the property or assets of any of the ABN AMRO Parties or any of their subsidiaries is subject, except for such defaults that would not be material to the ABN AMRO Parties and their subsidiaries, taken as a whole. The execution, delivery (if applicable under applicable law) and performance of this Agreement and the Indenture (collectively, the “Transaction Documents”) by the Bank or the Guarantor and the consummation of the transactions contemplated hereby and thereby will not conflict with or result in a breach or violation of any of the terms or provisions of, or constitute a default under, any indenture, mortgage, deed of trust, loan agreement or other agreement or instrument to which any of the ABN AMRO Parties or any of their subsidiaries is a party or by which any of the ABN AMRO Parties or any of their subsidiaries is bound or to which any of the property or assets of the ABN AMRO Parties or any of their subsidiaries is subject, nor will such actions result in any violation of the provisions of the constituent documents, the charter or bylaws, as the case may be, of any of the ABN AMRO Parties or any of their subsidiaries or any statute or any order, rule or regulation of any court or governmental agency or body having jurisdiction over the ABN AMRO Parties or any of their subsidiaries or any of their properties or assets, the effect of which breach, violation or default would be material to the ABN AMRO Parties and their subsidiaries taken as a whole; and, except such as have been obtained or required under the 1933 Act or the 1933 Act Regulations, 1934 Act or the 1934 Act Regulations or state securities laws and the qualification of the Indenture under the 1939 Act, no consent, approval, authorization or order of, or filing or registration with, any such court or governmental agency or body in The Netherlands or the United States is required in connection with the offering, issuance, and sale of the Securities or the consummation of the transactions contemplated by this Agreement or the execution, delivery and performance by the ABN AMRO Parties of the Transaction Documents.

     (g) Material Adverse Change. Since the respective dates as of which information is given in the Registration Statement and the Prospectus, except as otherwise stated therein, (a) there has been no material adverse change in the condition, financial or otherwise, or in the earnings or business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, (b) there have been no transactions entered into by any of the ABN AMRO Parties or any of their subsidiaries, other than those arising in the ordinary course of business, which are material with respect to the ABN AMRO Parties and their subsidiaries considered as a whole and (c) except for regular dividends on ordinary shares or preferred or preference shares, in amounts per share that are consistent with past practice or the applicable charter document or supplement thereto, respectively, there has been no dividend or distribution of any kind declared, paid or made by any of the ABN AMRO Parties on any class of capital stock.

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     (h) Investment Company Act. None of the ABN AMRO Parties is, nor after giving effect to the offering and sale of the Securities and the application of the net proceeds therefrom as described in the forepart of this Agreement and in the Prospectus, will be an “investment company” within the meaning of the Investment Company Act of 1940, as amended (the “1940 Act”).

     (i) Absence of Proceedings. Except as disclosed in the Prospectus, there is no action, suit or proceeding before or by any government, governmental instrumentality or court, domestic or foreign, now pending or, to the knowledge of any of the ABN AMRO Parties, threatened against or affecting any of the ABN AMRO Parties or any of their subsidiaries that is required to be disclosed in the Prospectus or that would result in any material adverse change in the consolidated financial position, stockholders’ equity or results of operations of the ABN AMRO Parties and their subsidiaries, taken as a whole, or that could reasonably be expected to materially and adversely affect the properties or assets of any of the ABN AMRO Parties or any of their subsidiaries, or that could adversely affect the consummation of the transactions contemplated in this Agreement or the performance by each of the ABN AMRO Parties of its obligations hereunder.

     (j) Authorization of the Indenture. The Indenture has been duly authorized by each of the ABN AMRO Parties and, at the Closing Time, will have been executed and delivered by each of the Bank and the Guarantor, and, assuming due authorization, execution and delivery of the Indenture by the Trustee, the Indenture will, at the Closing Time, be a valid and binding obligation of each of the ABN AMRO Parties enforceable against each of the ABN AMRO Parties in accordance with its terms, except to the extent that enforcement thereof may be limited by bankruptcy, insolvency (including, without limitation, all laws relating to fraudulent transfers), reorganization, moratorium or similar laws affecting enforcement of creditors’ rights generally and except to the extent that enforcement thereof is subject to general principles of equity (regardless of whether enforcement is considered in a proceeding in equity or at law) (the “Bankruptcy Exceptions”), and will conform in all material respects to all statements relating thereto in the Prospectus; and, at the Closing Time, the Indenture will have been duly qualified under the 1939 Act.

     (k) Authorization of the Securities. At the Closing Time, the Securities will have been duly authorized by the Bank and, when issued and delivered by the Bank against payment therefor as described in the Registration Statement and Prospectus, will be duly executed and delivered by the Bank and will be valid and binding obligations of the Bank enforceable the Bank in accordance with their terms, except to the extent that enforcement thereof may be limited by the Bankruptcy Exceptions; the Securities will conform in all material respects to the description thereof contained in the Prospectus.

     (l) Officers’ Certificate. Any certificate signed by any two officers of any of the ABN AMRO Parties or any of their subsidiaries and delivered to the Underwriters or to counsel for the Underwriters in connection with the offering of the Securities shall be deemed a representation and warranty by the relevant ABN AMRO Party to each Underwriter as to the matters covered thereby on the date of such certificate.

      Section 2. Sale and Delivery to Underwriters, Closing.

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     (a) Securities. On the basis of the representations and warranties herein contained and subject to the terms and conditions herein set forth, the Bank agrees to sell to each Underwriter, severally and not jointly, and each Underwriter, severally and not jointly, agrees to purchase from the Bank, at a purchase price equal to 99.940% of the principal amount thereof, the aggregate principal amount of Securities set forth in Schedule A opposite the name of such Underwriter, plus any additional principal amount of Securities which such Underwriter may become obligated to purchase pursuant to the provisions of Section 11 hereof.

     (b) Payment. Payment of the purchase price for, and delivery of certificates for, the Securities shall be made at the offices of Davis Polk & Wardwell or at such other place as shall be agreed upon by the Representative and the ABN AMRO Parties, at 9:00 a.m. (Eastern time) on the fifth business day after the date hereof (unless postponed in accordance with the provisions of Section 11), or such other time not later than ten business days after such date as shall be agreed upon by the Representative and the ABN AMRO Parties (such time and date of payment and delivery being herein called the “Closing Time”).

     Payment shall be made to the Bank by wire transfer of immediately available funds to a bank account designated by the ABN AMRO Parties, against delivery to such persons designated by the Representative for the respective accounts of the Underwriters of one or more certificates in global form for the Securities to be purchased by them. It is understood that each Underwriter has authorized the Representative, for its account, to accept delivery of, receipt for, and make payment of the purchase price for, the Securities which it has agreed to purchase.

     (c) Denominations; Registration. Certificates for the Securities shall be in such denominations and registered in such names as the Representative may request in writing at least one business day before the Closing Time. The Securities will be made available for examination and packaging by the Representative in The City of New York not later than 9:00 a.m. (Eastern time) on the business day prior to the Closing Time.

     Section 3. Covenants of the ABN AMRO Parties. The ABN AMRO Parties covenant with each Underwriter as follows:

     (a) Compliance with Securities Regulations and Commission Requests. The ABN AMRO Parties, subject to Section 3(b), will comply with the requirements of Rule 424(b) of the 1933 Act Regulations and will notify the Representative immediately, and confirm the notice in writing, (i) when any post-effective amendment to the Registration Statement shall become effective, or any supplement to the Prospectus or any amended Prospectus shall have been filed, (ii) of the receipt of any comments from the Commission, (iii) of any request by the Commission for any amendment to the Registration Statement or any amendment or supplement to the Prospectus or for additional information and (iv) of the issuance by the Commission of any stop order suspending the effectiveness of the Registration Statement or of any order preventing or suspending the use of any preliminary prospectus, or of the suspension of the qualification of the Securities for offering or sale in any jurisdiction, or of the initiation or threatening of any proceeding for any of such purposes. The ABN AMRO Parties will make reasonable efforts to prevent the issuance of any stop order and, if any stop order is issued, to obtain the lifting thereof at the earliest possible moment.

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     (b) Filing of Amendments. During the period when the Underwriters are required to deliver a prospectus with respect to the Securities, the ABN AMRO Parties will give the Representative notice of their intention to file or prepare any amendment to the Registration Statement or any amendment, supplement or revision to either the prospectus included in the Registration Statement at the time it became effective or to the Prospectus, whether pursuant to the 1933 Act, the 1934 Act or otherwise, will furnish the Representative with copies of any such documents a reasonable amount of time prior to such proposed filing or use, as the case may be, and will not file or use any such document to which the Representative or counsel for the Underwriters shall reasonably object.

     (c) Delivery of Registration Statements. Upon request by the Underwriters, the ABN AMRO Parties will furnish or deliver to the Representative and counsel for the Underwriters, without charge, conformed copies of the Registration Statement as originally filed and of each amendment thereto (including exhibits filed therewith or incorporated by reference therein and documents incorporated or deemed to be incorporated by reference therein) and conformed copies of all consents and certificates of experts, and will also deliver to the Representative, without charge, a conformed copy of the Registration Statement as originally filed and of each amendment thereto (without exhibits) for each of the Underwriters.

     (d) Delivery of Prospectuses. The ABN AMRO Parties have delivered to each Underwriter, without charge, as many copies of each preliminary prospectus and Prospectus as such Underwriter reasonably requested, and the ABN AMRO Parties hereby consent to the use of such copies for purposes permitted by the 1933 Act. The ABN AMRO Parties will furnish to each Underwriter, without charge, during the period when the prospectus is required to be delivered under the 1933 Act or the 1934 Act, such number of copies of the Prospectus (as amended or supplemented) as such Underwriter may reasonably request.

     (e) Continued Compliance with Securities Laws. The ABN AMRO Parties will comply with the 1933 Act and the 1933 Act Regulations, the 1934 Act and the 1934 Act Regulations and the 1939 Act and the 1939 Act Regulations with respect to the offer of the Securities so as to permit the completion of the distribution of the Securities as contemplated in this Agreement and in the Prospectus. If at any time when a prospectus is required by the 1933 Act to be delivered in connection with sales of the Securities, any event shall occur or condition shall exist as a result of which it is necessary, in the opinion of counsel for the Underwriters or for the ABN AMRO Parties, to amend the Registration Statement or amend or supplement the Prospectus in order that the Prospectus will not include any untrue statements of a material fact or omit to state a material fact necessary in order to make the statements therein not misleading in the light of the circumstances existing at the time it is delivered to a purchaser, or if it shall be necessary, in the opinion of such counsel, at any such time to amend the Registration Statement or amend or supplement the Prospectus in order to comply with the requirements of the 1933 Act or the 1933 Act Regulations, the ABN AMRO Parties will promptly prepare and file with the Commission, subject to Section 3(b), such amendment or supplement as may be necessary to correct such statement or omission or to make the Registration Statement or the Prospectus comply with such requirements, and the ABN AMRO Parties will furnish to the Underwriters such number of copies of such amendment or supplement as the Underwriters may reasonably request.

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     (f) Blue Sky Qualifications. The ABN AMRO Parties will use all reasonable efforts, in cooperation with the Underwriters, to qualify the Securities for offering and sale under the applicable securities laws of such states and other jurisdictions as the Representative may designate and to maintain such qualifications in effect for a period of not less than one year from the effective date of the Registration Statement; provided, however, that the ABN AMRO Parties shall not be obligated to file any general consent to service of process or to qualify as a foreign corporation or as a dealer in securities in any jurisdiction in which it is not so qualified or to subject itself to taxation in respect of doing business in any jurisdiction in which it is not otherwise so subject. In each jurisdiction in which the Securities have been so qualified, the ABN AMRO Parties will file such statements and reports as may be required by the laws of such jurisdiction to continue such qualification in effect for a period of not less than one year from the effective date of the Registration Statement.

     (g) Rule 158. The ABN AMRO Parties will timely file such reports pursuant to the 1934 Act as are necessary in order to make generally available to their security holders as soon as practicable an earnings statement for the purposes of, and to provide the benefits contemplated by, the last paragraph of Section 11(a) of the 1933 Act.

     (h) Use of Proceeds. The ABN AMRO Parties will use or cause to be used the net proceeds received from the sale of the Securities in the manner specified in the Prospectus under “Use of Proceeds.”

     (i) Restriction on Sale of Securities. During the period beginning on the date hereof and continuing to and including the Closing Date, not to offer, sell or otherwise dispose of any debt securities of the Bank substantially similar to the Securities without the prior written consent of the Representative.

     (j) Reporting Requirements. The ABN AMRO Parties, during the period when the Prospectus is required to be delivered under the 1933 Act or the 1934 Act, will file all documents required to be filed with the Commission pursuant to the 1934 Act within the time periods required by the 1934 Act and the 1934 Act Regulations.

      Section 4. Offering by Underwriters.

     (a) Each Underwriter represents, warrants and agrees that, except as provided in Section 4(b) below, it shall only offer the Securities and such an offer shall only be announced in writing (whether electronically or otherwise), to persons or entities who or which are established, domiciled or have their usual residence (collectively, "are resident") outside The Netherlands, provided that:

     (i) in the offer and in any advertisements or documents in which a forthcoming offer of the units or senior notes is announced (whether electronically or otherwise; collectively "announcements") it is stated that the offer is not and will not be made to persons or entities who or which are resident in The Netherlands;

     (ii) the offer, the Prospectus, this Underwriting Agreement and any announcements comply with the laws and regulations of any state where persons or entities to whom or which the offer is made are resident; and

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     (iii) a statement by the Bank that those laws and regulations are complied with is submitted to Netherlands Authority for the Financial Markets (Stichting Autoriteit Financiële Markten) before the offer or any such announcement is made and is included in each such announcement.

     (b) Each Underwriter represents, warrants and agrees that it shall only offer the Securities in The Netherlands, as part of their initial distribution or as part of any re-offering, and the Prospectus may only be distributed and circulated, and any offer of the Securities shall only be announced in writing (whether electronically or otherwise) in The Netherlands, to individuals or legal entities who or which trade in securities in the conduct of a business or profession within the meaning of the Netherlands Securities Market Supervision Act 1995 (Wet toezicht effectenverkeer 1995) ("Professional Investors"), provided that ordinary sales of Securities conducted on a foreign exchange (where the Securities are listed) after initial distribution has taken place shall not constitute an "offer" in the meaning of this sentence. Professional Investors include banks, securities intermediaries (such as dealers and brokers), insurance companies, pension funds, collective investment institutions, central governments, large international and supranational organizations, other institutional investors and other parties, including treasury departments of commercial enterprises, which as an ancillary activity regularly invest in securities. Each Underwriter undertakes that it will be made clear upon making any such offers and from any and all documents or advertisements in which the forthcoming offering of these Securities is publicly announced in The Netherlands that the offer is exclusively made to such Professional Investors in The Netherlands.

      Section 5. Payment of Expenses.

     (a) Expenses. The ABN AMRO Parties will pay all expenses incident to the performance of their obligations under this Agreement, including (i) the preparation, printing and filing of the Registration Statement (including financial statements and exhibits) as originally filed and of each amendment thereto, (ii) the preparation, printing and delivery to the Underwriters of this Agreement, the Transaction Documents and such other documents as may be required in connection with the offering, purchase, sale, issuance or delivery of the Securities (other than fees of counsel for the Underwriters related thereto), (iii) the preparation, issuance and delivery of the certificates for the Securities to the Underwriters, (iv) the fees and disbursements of the ABN AMRO Parties’ counsel, accountants, experts and other advisors, (v) the qualification of the Securities under securities laws in accordance with the provisions of Section 3(f) hereof, including filing fees and the reasonable fees and disbursements of counsel for the Underwriters in connection therewith and in connection with the preparation of the Blue Sky Survey and any supplement thereto, (vi) the printing and delivery to the Underwriters of copies of each preliminary prospectus and of the Prospectus and any amendments or supplements thereto, (vii) the fees and expenses of the Trustee, including the reasonable fees and disbursements of counsel for the Trustee, (viii) any fees payable in connection with the rating of the Securities and (ix) the filing fees incident to, and the reasonable fees and disbursements of counsel to the Underwriters in connection with, the review, if any, by the National Association of Securities Dealers, Inc. of the terms of the sale of the Securities.

     (b) Termination of Agreement. If this Agreement is terminated by the Representative in accordance with the provisions of Section 6 or Section 10(a)(i) hereof, the ABN AMRO

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Parties shall reimburse the Underwriters for all of their out-of-pocket expenses, including the reasonable fees and disbursements of counsel for the Underwriters.

      Section 6. Conditions of Underwriters’ Obligations.

     The obligations of the several Underwriters hereunder are subject to the accuracy in all material respects of the representations and warranties of the ABN AMRO Parties contained in Section 1 hereof and in certificates of officers of the ABN AMRO Parties or any subsidiary of the ABN AMRO Parties delivered pursuant to the provisions hereof, to the performance by each of the ABN AMRO Parties in all material respects of its covenants and other obligations hereunder, and to the following further conditions:

     (a) Effectiveness of Registration Statement. The Registration Statement has become effective and at the Closing Time, no stop order suspending the effectiveness of the Registration Statement shall have been issued under the 1933 Act or proceedings therefor initiated or threatened by the Commission, and any request on the part of the Commission for additional information shall have been complied with to the reasonable satisfaction of counsel to the Underwriters. Any prospectus required to be filed in accordance with Rule 424(b) shall have been filed with the Commission.

     (b) Opinion of Netherlands Counsel. At the Closing Time, the Representative shall have received a written opinion, dated as of the Closing Time, of Clifford Chance Limited Liability Partnership, Netherlands counsel to the ABN AMRO Parties, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters to the effect set forth in Exhibit A. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials and may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (c) Opinion of U.S. Counsel for the ABN AMRO Parties. At the Closing Time, the Representative shall have received a written opinion, dated as of the Closing Time, of Davis Polk & Wardwell, U.S. counsel to the ABN AMRO Parties, in form and substance reasonably satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters to the effect set forth in Exhibit B hereto. Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials. Such opinion also may contain other customary or appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (d) Opinion of Counsel for Underwriters. At the Closing Time, the Representative shall have received the favorable opinion, dated as of the Closing Time, of Mayer, Brown, Rowe & Maw LLP, counsel for the Underwriters, together with signed or reproduced copies of such letter for each of the other Underwriters, in form and substance satisfactory to the Underwriters.

     (e) Opinion of Netherlands Tax Counsel. At the Closing Time, the Representative shall have received a written opinion, dated as of the Closing Time, of Clifford Chance Limited

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Liability Partnership, special Netherlands tax counsel to the ABN AMRO Parties, in form and substance satisfactory to counsel for the Underwriters, together with signed or reproduced copies of such opinion for each of the other Underwriters. Such opinion shall confirm Clifford Chance Limited Liability Partnership’s opinion set forth in the Prospectus under the caption “Taxation – Netherlands Taxation” and that, subject to the qualifications set forth therein, the discussion set forth in the Prospectus under such caption is an accurate summary of the Netherlands tax matters described therein.

     Such counsel may also state that, insofar as such opinion involves factual matters, they have relied, to the extent they deem proper, upon certificates of officers of the ABN AMRO Parties and certificates of public officials. Such opinion may also contain other customary appropriate assumptions and qualifications reasonably satisfactory to counsel for the Underwriters.

     (f) Officers’ Certificate. At the Closing Time, there shall not have been, since the date hereof or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings, business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, and the Representative shall have received a certificate of officers of each of the ABN AMRO Parties, dated as of the Closing Time, to the effect that (i) there has been no such material adverse change, (ii) the representations and warranties in Section 1 hereof are true and correct in all material respects with the same force and effect as though expressly made at and as of the Closing Time, (iii) the ABN AMRO Parties shall have complied in all material respects with all agreements and satisfied all conditions on their part to be performed or satisfied at or prior to the Closing Time, and (iv) no stop order suspending the effectiveness of the Registration Statement has been issued and, to such officer’s knowledge, no proceedings for that purpose have been instituted or are pending or are contemplated by the Commission.

     (g) Accountant’s Comfort Letter. At the time of the execution of this Agreement, the Representative shall have received from Ernst & Young Accountants a letter, dated as of the date hereof, in form and substance reasonably satisfactory to the Representative, together with signed or reproduced copies of such letter for each of the other Underwriters, containing statements and information of the type ordinarily included in accountants’ “comfort letters” to underwriters with respect to the financial statements and certain financial information contained in the Registration Statement and the Prospectus, including reports incorporated by reference therein.

     (h) Bring-down Comfort Letter. At the Closing Time, the Representative shall have received from Ernst & Young a letter, dated as of the Closing Time, to the effect that they reaffirm the statements made in the letter furnished pursuant to subsection (j) of this Section, except that the specified date referred to shall be a date not more than five business days prior to the Closing Time.

     (i) Maintenance of Rating. At the Closing Time, the Securities shall be rated at least “AA3” by Moody’s Investors Service and “AA-” by Standard & Poor’s Ratings Group, a division of McGraw-Hill, Inc., and the ABN AMRO Parties shall have delivered to the Representative a letter dated the Closing Time, from each such rating agency, or other evidence

11

satisfactory to the Representative, confirming that the Securities have such ratings. Since the date of this Agreement, there shall not have occurred a downgrading in the rating assigned to the securities of any of the ABN AMRO Parties by any “nationally recognized statistical rating agency,” as that term is defined by the Commission for purposes of Rule 436(g)(2) under the 1933 Act, and no such organization shall have publicly announced that it has under surveillance or review, that does not indicate an improvement, its rating of any securities of any of the ABN AMRO Parties.

     (j) Approval for Settlement. At the Closing Time, the Securities shall have been approved for settlement through The Depository Trust Company (“DTC”), Euroclear and Clearstream.

     (k) Additional Documents. At the Closing Time, counsel for the Underwriters shall have been furnished with such documents as they may reasonably require for the purpose of enabling them to pass upon the issuance and sale of the Securities as herein contemplated, or in order to evidence the accuracy of any of the representations or warranties, or the fulfillment of any of the conditions, herein contained; and all proceedings taken by the ABN AMRO Parties in connection with the issuance and sale of the Securities as herein contemplated shall be reasonably satisfactory in form and substance to the Representative and counsel for the Underwriters.

     (l) Termination of Agreement. If any condition specified in this Section shall not have been fulfilled in all material respects when and as required to be fulfilled, this Agreement may be terminated by the Representative by notice to the ABN AMRO Parties at any time at or prior to the Closing Time, and such termination shall be without liability of any party to any other party except as provided in Section 5 and except that Sections 1, 7, 8 and 9 shall survive any such termination and remain in full force and effect.

      Section 7. Indemnification.

     (a) Indemnification of Underwriters. The ABN AMRO Parties agree, jointly and severally, to indemnify and hold harmless each Underwriter and each person, if any, who controls any Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, as follows:

     (i) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, arising out of any untrue statement or alleged untrue statement of a material fact contained in the Registration Statement (or any amendment thereto), including the Rule 430A Information, if applicable, or the omission or alleged omission therefrom of a material fact required to be stated therein or necessary to make the statements therein not misleading or arising out of any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus or the Prospectus (or any amendment or supplement thereto), or the omission or alleged omission therefrom of a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading;

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     (ii) against any and all loss, liability, claim, damage and expense whatsoever, as incurred, to the extent of the aggregate amount paid in settlement of any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or of any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, provided that (subject to Section 7(d) below) any such settlement is effected with the written consent of the Guarantor; and

     (iii) against any and all expense whatsoever, as incurred (including, subject to Section 7(c) hereof, the fees and disbursements of counsel chosen by the Representative), reasonably incurred in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever based upon any such untrue statement or omission, or any such alleged untrue statement or omission, to the extent that any such expense is not paid under (i) or (ii) above;

provided, however, that the indemnity set forth in this Section 7(a) shall not apply to any loss, liability, claim, damage or expense to the extent arising out of any untrue statement or omission or alleged untrue statement or omission made in reliance upon and in conformity with written information furnished to the ABN AMRO Parties by any Underwriter through the Representative expressly for use in the Registration Statement (or any amendment thereto), including the Rule 430A Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

     The foregoing indemnity with respect to any untrue statement or alleged untrue statement contained in or omission or alleged omission from a preliminary prospectus shall not inure to the benefit of the Underwriter (or any person controlling such Underwriter) from whom the person asserting any loss, liability, claim, damage or expense purchased any of the Securities which are the subject thereof if the ABN AMRO Parties shall sustain the burden of proving that such person was not sent or given a copy of the Prospectus (or the Prospectus as amended or supplemented) if so required by law at or prior to the written confirmation of the sale of such Securities to such person and the untrue statement contained in or omission from such preliminary prospectus was corrected in the Prospectus (or the Prospectus as amended or supplemented) and the ABN AMRO Parties had previously furnished copies thereof to such Underwriter.

     (b) Indemnification of the ABN AMRO Parties. Each Underwriter, severally in proportion to its respective purchase obligation and not jointly, agrees to indemnify and hold harmless the ABN AMRO Parties, directors or Supervisory or Managing Board members or the equivalent of the ABN AMRO Parties, each of the officers of the ABN AMRO Parties who signed the Registration Statement, and each person, if any, who controls any of the ABN AMRO Parties within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act, against any and all loss, liability, claim, damage and expense described in the indemnity contained in subsection (a) of this Section, as incurred, but only with respect to untrue statements or omissions, or alleged untrue statements or omissions, made in the Registration Statement (or any amendment thereto), including the Rule 430A Information, if applicable, or any preliminary prospectus or the Prospectus (or any amendment or supplement thereto) in reliance upon and in

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conformity with written information furnished to the ABN AMRO Parties by such Underwriter through the Representative expressly for use in the Registration Statement (or any amendment thereto) or such preliminary prospectus or the Prospectus (or any amendment or supplement thereto).

     (c) Actions Against Parties; Notification. Each indemnified party shall give notice as promptly as reasonably practicable to each indemnifying party of any action commenced against it in respect of which indemnity may be sought hereunder, but failure to so notify an indemnifying party shall not relieve such indemnifying party from any liability hereunder to the extent it is not materially prejudiced as a result thereof and in any event shall not relieve it from any liability which it may have otherwise than on account of this indemnity agreement. In the case of parties indemnified pursuant to Section 7(a) above, counsel to the indemnified parties shall be selected by the Representative, and, in the case of parties indemnified pursuant to Section 7(b) above, counsel to the indemnified parties shall be selected by the ABN AMRO Parties, provided that if it so elects within a reasonable time after receipt of such notice, an indemnifying party, jointly with any other indemnifying parties receiving such notice, may assume the defense of such action with counsel chosen by it and approved by the indemnified parties defendant in such action (which approval shall not be unreasonably withheld), unless such indemnified parties reasonably object to such assumption on the ground that there may be legal defenses available to them which are different from or in addition to those available to such indemnifying party. If an indemnifying party assumes the defense of such action, the indemnifying parties shall not be liable for any fees and expenses of counsel for the indemnified parties incurred thereafter in connection with such action. An indemnifying party may participate at its own expense in the defense of any such action; provided, however, that counsel to the indemnifying party shall not (except with the consent of the indemnified party) also be counsel to the indemnified party. In no event shall the indemnifying parties be liable for fees and expenses of more than one counsel (in addition to any one firm of local counsel) separate from their own counsel for all indemnified parties in connection with any one action or separate but similar or related actions in the same jurisdiction arising out of the same general allegations or circumstances. No indemnifying party shall, without the prior written consent of the indemnified parties, settle or compromise or consent to the entry of any judgment with respect to any litigation, or any investigation or proceeding by any governmental agency or body, commenced or threatened, or any claim whatsoever in respect of which indemnification or contribution could be sought under this Section 7 or Section 8 hereof (whether or not the indemnified parties are actual or potential parties thereto), unless such settlement, compromise or consent (i) includes an unconditional release of each indemnified party from all liability arising out of such litigation, investigation, proceeding or claim and (ii) does not include a statement as to or an admission of fault, culpability or a failure to act by or on behalf of any indemnified party.

     (d) Settlement Without Consent if Failure to Reimburse. If at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for reasonable fees and expenses of counsel, such indemnifying party agrees that it shall be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its written consent if (i) such settlement is entered into more than 45 days after receipt by such indemnifying party of the aforesaid request, (ii) such indemnifying party shall have received notice of the terms of such settlement at least 30 days prior to such settlement being entered into and (iii) such indemnifying party shall not have reimbursed such indemnified party in

14

accordance with such request prior to the date of such settlement. Notwithstanding the immediately preceding sentence, if at any time an indemnified party shall have requested an indemnifying party to reimburse the indemnified party for fees and expenses of counsel, an indemnifying party shall not be liable for any settlement of the nature contemplated by Section 7(a)(ii) effected without its consent if such indemnifying party (i) reimburses such indemnified party in accordance with such request to the extent it considers such request to be reasonable and (ii) provides written notice to the indemnified party substantiating the unpaid balance as unreasonable, in each case prior to the date of such settlement.

     Section 8. Contribution. If the indemnification provided for in Section 7 hereof is for any reason unavailable to or insufficient to hold harmless an indemnified party in respect of any losses, liabilities, claims, damages or expenses referred to therein, then each indemnifying party shall contribute to the aggregate amount of such losses, liabilities, claims, damages and expenses incurred by such indemnified party, as incurred, (i) in such proportion as is appropriate to reflect the relative benefits received by the ABN AMRO Parties on the one hand and the Underwriters on the other hand from the offering of the Securities pursuant to this Agreement or (ii) if the allocation provided by clause (i) is not permitted by applicable law, in such proportion as is appropriate to reflect not only the relative benefits referred to in clause (i) above but also the relative fault of the ABN AMRO Parties on the one hand and of the Underwriters on the other hand in connection with the statements or omissions which resulted in such losses, liabilities, claims, damages or expenses, as well as any other relevant equitable considerations.

     The relative benefits received by the ABN AMRO Parties on the one hand and the Underwriters on the other hand in connection with the offering of the Securities pursuant to this Agreement shall be deemed to be in the same respective proportions as the total net proceeds from the offering of the Securities pursuant to this Agreement (before deducting expenses but after deducting the total underwriting commission received by the Underwriters) received by the ABN AMRO Parties and the total underwriting commission received by the Underwriters, in each case as set forth on the cover of the Prospectus, bear to the aggregate initial public offering price of the Securities as set forth on such cover.

     The relative fault of the ABN AMRO Parties on the one hand and the Underwriters on the other hand shall be determined by reference to, among other things, whether any such untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact relates to information supplied by the ABN AMRO Parties or by the Underwriters and the parties’ relative intent, knowledge, access to information and opportunity to correct or prevent such statement or omission.

     The ABN AMRO Parties and the Underwriters agree that it would not be just and equitable if contribution pursuant to this Section 8 were determined by pro rata allocation (even if the Underwriters were treated as one entity for such purpose) or by any other method of allocation which does not take account of the equitable considerations referred to above in this Section 8. The aggregate amount of losses, liabilities, claims, damages and expenses incurred by an indemnified party and referred to above in this Section 8 shall be deemed to include any legal or other expenses reasonably incurred by such indemnified party in investigating, preparing or defending against any litigation, or any investigation or proceeding by any governmental agency

15

or body, commenced or threatened, or any claim whatsoever based upon any such untrue or alleged untrue statement or omission or alleged omission.

     Notwithstanding the provisions of this Section 8, no Underwriter shall be required to contribute any amount in excess of the amount by which the total price at which the Securities underwritten by it and distributed to the public were offered to the public exceeds the amount of any damages which such Underwriter has otherwise been required to pay by reason of any such untrue or alleged untrue statement or omission or alleged omission.

     No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) shall be entitled to contribution from any person who was not guilty of such fraudulent misrepresentation.

     For purposes of this Section 8, each person, if any, who controls an Underwriter within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as such Underwriter, and each director or Supervisory or Managing Board member or the equivalent of the ABN AMRO Parties, each officer of the ABN AMRO Parties who signed the Registration Statement, and each person, if any, who controls any of the ABN AMRO Parties within the meaning of Section 15 of the 1933 Act or Section 20 of the 1934 Act shall have the same rights to contribution as the ABN AMRO Parties. The Underwriters’ respective obligations to contribute pursuant to this Section 8 are several in proportion to the number of Securities set forth opposite their respective names in Schedule A hereto and not joint.

     Section 9. Representations, Warranties and Agreements to Survive Delivery—All representations, warranties and agreements contained in this Agreement or in certificates of officers of the ABN AMRO Parties or any of their subsidiaries submitted pursuant hereto, shall remain operative and in full force and effect, regardless of any investigation made by or on behalf of any Underwriter or controlling person, or by or on behalf of the ABN AMRO Parties, and shall survive delivery of the Securities to the Underwriters.

      Section 10. Termination of Agreement.

     (a) Termination; General. The Representative may terminate this Agreement, by notice to the Bank and the Guarantor, at any time at or prior to the Closing Time (i) if there has been, since the time of execution of this Agreement or since the respective dates as of which information is given in the Prospectus, any material adverse change in the condition, financial or otherwise, or in the earnings or business affairs or business prospects of the ABN AMRO Parties and their subsidiaries taken as a whole, whether or not arising in the ordinary course of business, or (ii) if there has occurred any material adverse change in the financial markets in the United States or the international financial markets, any outbreak of hostilities or escalation thereof, declaration by the United States or the Netherlands of a national emergency or war or other calamity or crisis or any change or development involving a prospective change in national or international political, financial or economic conditions, in each case the effect of which is such as to make it, in the judgment of the Representative, impracticable to market the Securities or to enforce contracts for the sale of the Securities, or (iii) if trading in any securities of the ABN AMRO Parties has been suspended or materially limited by the Commission, the New York Stock Exchange, or Euronext or if trading generally on the American Stock Exchange or the

16

New York Stock Exchange or Euronext or in the Nasdaq National Market has been suspended or materially limited, or minimum or maximum prices for trading have been fixed, or maximum ranges for prices have been required, by any of said exchanges or by such system or by order of the Commission, the National Association of Securities Dealers, Inc. or any other governmental authority, or (iv) if a banking moratorium has been declared by either Federal, New York State or Netherlands authorities.

     (b) Liabilities. If this Agreement is terminated pursuant to this Section, such termination shall be without liability of any party to any other party except as provided in Section 5 hereof, and provided further that Sections 1, 7, 8 and 9 shall survive such termination and remain in full force and effect.

     Section 11. Default by One or More of the Underwriters. If one or more of the Underwriters shall fail at the Closing Time to purchase the Securities which it or they are obligated to purchase under this Agreement (the “Defaulted Securities”), the Representative shall have the right, within 24 hours thereafter, to make arrangements for one or more of the non-defaulting Underwriters, or any other underwriters, to purchase all, but not less than all, of the Defaulted Securities in such amounts as may be agreed upon and upon the terms herein set forth; if, however, the Representative shall not have completed such arrangements within such 24-hour period, then:

     (a) if the number of Defaulted Securities does not exceed 10% of the aggregate number of the Securities to be purchased hereunder, each of the non-defaulting Underwriters shall be obligated, severally and not jointly, to purchase the full amount thereof in the proportions that their respective underwriting obligations hereunder bear to the underwriting obligations of all non-defaulting Underwriters, or

     (b) if the number of Defaulted Securities exceeds 10% of the aggregate principal amount of the Securities to be purchased hereunder, this Agreement shall terminate without liability on the part of any non-defaulting Underwriter.

     No action taken pursuant to this Section shall relieve any defaulting Underwriter from liability in respect of its default.

     In the event of any such default which does not result in a termination of this Agreement, either the Representative or the Bank shall have the right to postpone the Closing Time for a period not exceeding seven days in order to effect any required changes in the Registration Statement or Prospectus or in any other documents or arrangements.

     Section 12. Notices. All notices, requests, statements and other communications hereunder shall be in writing and shall be delivered or sent by mail, messenger or any standard form of telecommunication. Notices to the Underwriters shall be directed to the Representative c/o ABN AMRO Incorporated, 55 East 52nd Street, New York, New York 10055, Attention Syndicate Desk (Fax (212-409-5256); with a copy to ABN AMRO Incorporated, 55 East 52nd Street, New York, New York 10055, Attention: Edward Chow (212-409-1298); and notices to the ABN AMRO Parties shall be directed to ABN AMRO Holding N.V. at Gustav Mahlerlaan 10, 1000 EA, Amsterdam, Attention: Group Asset and Liability Management, (fax no.: 31 20

17

383 4830), with copies to Davis Polk & Wardwell, 450 Lexington Avenue, New York, New York 10017, Attention: Margaret Tahyar, Esq. Any such notice, request, statement or communication shall be effective upon receipt thereof.

     Section 13. Parties. This Agreement shall inure to the benefit of and be binding upon the Underwriters, and the ABN AMRO Parties and their respective successors. Nothing expressed or mentioned in this Agreement is intended or shall be construed to give any person, firm or corporation, other than the Underwriters and the ABN AMRO Parties and their respective successors and the controlling persons and officers and directors and Supervisory and Managing Board members or the equivalent referred to in Sections 7 and 8 and their heirs and legal representative, any legal or equitable right, remedy or claim under or in respect of this Agreement or any provision herein contained. This Agreement and all conditions and provisions hereof are intended to be for the sole and exclusive benefit of the Underwriters and the ABN AMRO Parties and their respective successors, and said controlling persons and officers and directors and Supervisory and Managing Board members or the equivalent and their heirs and legal representative, and for the benefit of no other person, firm or corporation. No purchaser of Securities from any Underwriter shall be deemed to be a successor by reason merely of such purchase.

      Section 14. Governing Law and Jurisdiction.

     (i) THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAW PRINCIPLES. EXCEPT AS OTHERWISE SET FORTH HEREIN, SPECIFIED TIMES OF DAY REFER TO NEW YORK CITY TIME.

     (ii) Submission to Jurisdiction. Each of the Guarantor and the Bank irrevocably consents and agrees, for the benefit of each Underwriter, that any legal action, suit or proceeding against it with respect to its obligations, liabilities or any other matter arising out of or in connection with this Agreement may be brought in the courts of the State of New York or the courts of the United States of America located in The City of New York and until amounts due and to become due in respect of the Securities or otherwise under this Agreement have been paid, hereby irrevocably consents and submits to the non-exclusive jurisdiction of each such court in personam, generally and unconditionally with respect to any such action, suit or proceeding for itself and in respect of its properties, assets and revenues. Service of process upon the General Counsel of the Bank’s representative office in New York located at ABN AMRO Bank N.V., New York Branch, 500 Park Avenue, New York New York, 10022, in any such action, suit or proceeding shall be deemed in every respect service of process upon the Guarantor and the Bank. The Guarantor and the Bank hereby irrevocably and unconditionally waive, to the fullest extent permitted by law, except as otherwise provided for in the Transaction Documents, any objection which it may now or hereafter have to the laying of venue of any of the aforesaid actions, suits or proceedings brought in the United States Federal courts located in The City of New York or the courts of the State of New York and hereby further irrevocably and unconditionally waive and agree not to plead or claim in any such court that any such action, suit or proceeding brought in

18

any such court has been brought in an inconvenient forum. The provisions of this Section 14 shall survive any termination of this Agreement, in whole or in part.

     (iii) No Sovereign Immunity. To the extent that the Guarantor, the Bank or any of their properties, assets or revenues may have or may hereafter become entitled to, or have attributed to it, any right of immunity, on the grounds of sovereignty or otherwise, from any legal action, suit or proceeding, from the giving of any relief in any thereof, from setoff or counterclaim, from the jurisdiction of any court, from service of process from attachment upon or prior to judgment, from attachment in aid of execution or judgment, or from execution of judgment, or other legal process or proceeding for the giving of any relief or for the enforcement of any judgment, in any jurisdiction in which proceedings may at any time be commenced, with respect to its obligations, liabilities or any other matter under or arising out of or in connection with this Agreement, the Transaction Documents or the Securities, the Guarantor and the Bank hereby irrevocably and unconditionally waive, and agree not to plead or claim, any such immunity and consents to such relief and enforcement.

     (iv) Judgment Currency. The Guarantor and the Bank agree to indemnify the Underwriters against any loss incurred by the Underwriters, as a result of any judgment or order given or made for any amount due hereunder or under the Securities and such judgment or order being expressed and paid in a currency (the “Judgment Currency”) other than U.S. dollars (the “Obligation Currency”), and as a result of any variation as between (i) the rate of exchange at which the Obligation Currency amount is converted into Judgment Currency for the purpose of such judgment or order, and (ii) the rate of exchange at which an Underwriter is able to purchase the Obligation Currency with the amount of the Judgment Currency actually received by such Underwriter. The foregoing indemnity shall constitute a separate and independent obligation of the Guarantor and the Bank and shall continue in full force and effect notwithstanding any such judgment or order as aforesaid. In determining the rate of exchange, any premiums and costs of exchange payable in connection with the purchase of, or conversion into, the relevant currency shall be taken into account.

     Section 15. Effect of Headings. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

* * *

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     If the foregoing is in accordance with your understanding of our agreement, please sign and return to the ABN AMRO Parties a counterpart hereof, whereupon this instrument, along with all counterparts, will become a binding agreement among the Underwriters and the ABN AMRO Parties in accordance with its terms.

Very truly yours,

ABN AMRO BANK N.V.

By:	/s/ Rolf Smit

	Name:	Rolf Smit
	Title:	Executive Vice President

By:	/s/ Jan Pranger

	Name:	Jan Pranger
	Title:	Senior Vice President

ABN AMRO HOLDING N.V.

By:	/s/ Rolf Smit

	Name:	Rolf Smit
	Title:	Executive Vice President

By:	/s/ Jan Pranger

	Name:	Jan Pranger
	Title:	Senior Vice President

CONFIRMED AND ACCEPTED,
      as of the date first above written:

ABN AMRO INCORPORATED
      Acting severally on behalf of itself
      and as Representative of the other Underwriters named in Schedule A hereto.

By:	/s/ Vincent Murray

	Name:	Vincent Murray
	Title:	Managing Director

SCHEDULE A

Name of Underwriter	Aggregate Principal Amount of Securities
ABN AMRO Incorporated	$960,000,000
Citigroup Global Markets Inc.	$10,000,000
HSBC (USA) Securities Inc	$10,000,000
Lehman Brothers Inc	$10,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	$10,000,000

Total	$1,000,000,000

SA-1

Exhibit A

Form of Opinion of Clifford Chance Limited Liability Partnership

1.1	Corporate Status, Power and Capacity

1.1.1	Holding is registered as: (i) a public limited liability company (naamloze vennootschap), (ii) incorporated on 30 May 1990 and (iii) validly existing under the laws of The Netherlands.

The Issuer is registered as: (i) a public limited liability company (naamloze vennootschap), (ii) incorporated on 7 February 1825 and (iii) validly existing under the laws of The Netherlands.

The Companies have:

(a)	the corporate power and corporate capacity to execute the Documents to which they are expressed to be a party, (in respect of the Issuer) to create and issue the Securities and to undertake and perform the obligations expressed to be assumed by the Companies therein; and

(b)	taken all internal corporate action required by the Articles of Association and by Dutch corporate law to approve and to authorise the same.

1.1.2	The court registry of the Civil Law Section (Sector Civiel Recht) of the Court of first instance (Rechtbank) of Amsterdam has confirmed to us by telephone at the time and date hereof that the Companies have not been declared bankrupt (failliet) and have not been made the subject of Special Measures at the time and the date hereof.

1.1.3	The Chamber has confirmed to us by telephone on the time and date hereof that:

(a)	the Companies have not registered a voluntary winding-up resolution;

(b)	such Chamber is not itself taking any steps to have the Companies dissolved;

(c)	it has not registered an order placing any assets of the Companies under administration (onderbewindstelling); and

(d)	there is no registration of any order by the Court of first instance (Rechtbank) for the dissolution (ontbinding en vereffening) of the Companies.

1.1.4	The searches and enquiries referred to above do not determine conclusively whether or not the matters or events enquired after have occurred or not. There is no formal register of judgments, declarations or orders referred to in paragraph 1.1.2 or 1.1.3 (c) or (d) above.

1.2	Execution of Securities and other Documents

1.2.1	When any Securities are duly executed on behalf of the Issuer in the manner set out in such counsel’s opinion and completed, authenticated, delivered and paid for in accordance with the terms of the Documents, such Securities have been validly executed by the Issuer and constitute the valid and legally binding obligations of the Issuer enforceable against it in accordance with their terms.

1.2.2	Each of the other Documents to which it is expressed to be a party, when executed by all parties thereto and on behalf of the Companies in the manner set out in such counsel’s opinion, has been validly executed and delivered on behalf of the Companies and constitutes the valid and legally binding obligations of the Companies enforceable against them in accordance with their respective terms.

1.3	Authorisations, Consents and Approvals

No authorisations, consents or approvals of, and no licence or order of, any court, governmental agency or body of The Netherlands are required under the laws and regulations of The Netherlands for (or in connection with):

(i)	the creation, issue and offering of the Securities in or from The Netherlands;

(ii)	the execution by the Companies of the Documents to which they are expressed to be a party and the performance of their respective obligations thereunder; or

(iii)	the payment by the Companies, when due, of all sums which they may be liable to pay in respect of the Securities or under the other Documents to which they are expressed to be a party in the currency in which they are stated to be payable.

1.4	Conflict with Laws or Articles of Association

In themselves, none of the matters referred in paragraphs 1.3 (i) through (iii) conflicts or will conflict with or result in a breach of any provision of (or constitute a breach of or default under):

(i)	the Articles of Association; or

(ii)	any law or generally applicable regulation of The Netherlands to which the Companies are subject,

which would make the Documents, or parts thereof, null or void or subject to avoidance or nullification in The Netherlands.

1.5	Qualification to do Business

It is not necessary under the laws of The Netherlands (a) in order to enable any party thereto (other than the Companies) to enforce its rights under the Documents or (b) by reason of the execution of the Documents or the performance by it of its obligations thereunder, that any party thereto (other than the Companies) should be licensed, qualified or otherwise entitled to carry on business in The Netherlands.

1.6	Filings and Registrations

It is not necessary under the laws of The Netherlands to notarise, file, register or otherwise record in any public office or elsewhere the Documents, or to comply with any other formality in relation thereto in order to ensure the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any other documents relating thereto. However the Companies are obliged to comply with (a) all reporting obligations to DNB under the ASCS and (b) all notification, reporting and registration requirements of DNB in connection with the issue of the Securities and all payments in respect of the Documents to or from non-residents of The Netherlands in accordance with the General Reporting Instructions 2003 (Rapportagevoorschriften betalingsbalansrapportages 2003) issued by DNB pursuant to the External Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994), although a failure to perform any of the foregoing formalities should not adversely affect the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any payment made or to be made thereunder.

1.7	Submission to Jurisdiction

1.7.1	The submission by the Companies to the jurisdiction of the courts of the State of New York with regard to any proceedings arising out of or in relation to the Documents is valid and binding upon the Companies.

1.7.2	Notwithstanding a contractual provision to the contrary, however, the competent court in The Netherlands may assume jurisdiction (i) pursuant to Article 254 of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering) in urgent matters, when, in view of the interests of the parties, provisional measures are required, or (ii) to allow provisional measures for the duration of the litigation at the request of each party to pending litigation pursuant to Article 223 of the Dutch Code of Civil Procedure. Furthermore, notwithstanding any contractual provision to the contrary, jurisdiction of Dutch courts may arise in the context of an attachment against the Companies or any of their respective assets.

1.8	Enforceability of Foreign Judgments in The Netherlands

1.8.1	In the absence of an applicable treaty or convention providing for the recognition and enforcement of judgments in civil and commercial matters which is binding in The Netherlands, a judgement rendered by a foreign court against the Companies in an action instituted in the manner contemplated by the relevant instrument based on one or more of the Documents will not be recognised and enforced by the courts of The Netherlands.

1.8.2	In order to obtain a judgement that is enforceable against the Companies, it will be necessary to relitigate the matter before the competent court of The Netherlands and to submit the judgement rendered by the foreign court in the course of such proceedings, in which case the Netherlands courts may give such effect to the foreign judgement as it deems appropriate. There are no treaties between The Netherlands and the United States of America on the recognition and enforcement of civil or commercial judgements. However, according to current practice, based upon case law, Netherlands courts will in all probability recognise, give “res juridicata” to and render a judgement in accordance with a foreign judgement if and to the extent that the following conditions are met:

(iii)	the foreign court rendering the judgement has jurisdiction over the matter on internationally accepted grounds (e.g. if the parties have agreed, for example in a contract, to submit their disputes to the foreign court) and has conducted the proceedings in accordance with generally accepted principles of fair trial (e.g. after proper service of process);

(iv)	the foreign judgement is final and definitive; and

(v)	such recognition is not in conflict with Netherlands policy (i.e. a fundamental principle of Netherlands law) or an existing Netherlands judgement.

1.9	Choice of Law

The courts of The Netherlands will observe and give effect to the choice of the laws of the State of New York as the law governing the Documents in any proceedings in relation such documents but when applying New York State law as the law governing the Documents, the courts of competent jurisdiction of The Netherlands, if any, by virtue of the 1980 Rome Convention on the Law Applicable to Contractual Obligations (the “Rome Convention”):

(vi)	may give effect to the mandatory rules of law of another country with which the situation has a close connection, if and insofar as, under the law of the latter country, those rules must be applied whatever the law applicable to the Documents (article 7(1) Rome Convention);

(vii)	will apply the law of The Netherlands in a situation where it is mandatory irrespective of the law otherwise applicable to the Documents (article 7(2) Rome Convention);

(viii)	may refuse to apply New York State law if such application is manifestly incompatible with the public policy of The Netherlands (article 16 Rome Convention); and

(ix)	shall have regard to the law of the country in which performance takes place in relation to the manner of performance and the steps to be taken in the event of defective performance (article 10(2) Rome Convention).

1.10	Taxation

We hereby confirm the opinion set forth in the Prospectus Supplement under the caption “Taxation-Netherlands Taxation”. The discussion set forth in the Prospectus Supplement under such caption is an accurate summary of the Netherlands tax matters described therein.

Exhibit B

Form of Opinion of Davis Polk & Wardwell

1.	Assuming the due authorization, execution and delivery by the parties thereto, the Indenture has been qualified under the 1939 Act;

2.	None of ABN AMRO Parties is, or after giving effect to the offering and sale of the Securities and the application of the proceeds therefrom as described in the Prospectus, will be required to register as an “investment company” under the 1940 Act;

3.	No consent, approval, registration, filing, authorization or order of, or qualification with, any governmental body or agency under United States federal or New York state law that in our experience is normally applicable in relation to transactions of the type contemplated by the Underwriting Agreement, is required for the performance by the ABN AMRO Parties of their obligations under the Underwriting Agreement except such as have been obtained and such as may be required under state securities or Blue Sky laws in connection with the offer and sale of the Securities;

4.	The performance by the ABN AMRO Parties of their respective obligations under the Underwriting Agreement and the Transaction Documents will not contravene any statute of the State of New York or the United States, or any order, rule or regulation of any governmental agency or body of the United States or the State of New York that in our experience is normally applicable to transactions of the type contemplated by the Underwriting Agreement and the Transaction Documents;

5.	Assuming the Underwriting Agreement has been duly authorized, executed and delivered by the Guarantor and the Bank insofar as Dutch law is concerned, the Underwriting Agreement has been duly authorized, executed and delivered by the Guarantor and the Bank and is a valid and binding agreement of each of the Guarantor and the Bank, except as rights to indemnity and contribution thereunder may be limited by applicable law;

6.	To the best of our knowledge, there is no pending or threatened action, suit or proceeding before any New York or federal court or governmental agency, authority or body involving the ABN AMRO Parties or any of their subsidiaries of a character required to be disclosed in the Prospectus that is not adequately disclosed as required;

7.	Assuming the due authorization, execution and delivery by the parties thereto, the Indenture will constitute a valid and binding agreement of each ABN AMRO Party thereto, enforceable against such ABN AMRO Party in accordance with its terms, except as the enforceability thereof may be limited by bankruptcy, insolvency and similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether enforceability is considered in a proceeding at law or in equity);

8.	Assuming the due authorization, execution and delivery by the Bank, the Securities will be valid and binding obligations of the Bank enforceable against the Bank in accordance with their terms, except as the enforceability thereof may be limited by bankruptcy,

A-1

insolvency and similar laws now or hereafter in effect relating to or affecting creditors’ rights generally and equitable principles of general applicability (regardless of whether enforceability is considered in a proceeding at law or in equity).

9.	We have considered the statements included in the Prospectus under the captions “Description of the Notes” and “United States Federal Income Taxation”. In our opinion, in each case insofar as such statements constitute a summary of the legal matters or documents referred to therein, such statements fairly present in all material respects such legal matters or documents and insofar as such statements purport to summarize certain federal income tax laws of the United States, such statements constitute a fair summary of the principal U.S. federal income tax consequences of an investment in the Securities.

         We have not ourselves checked the accuracy or completeness of, or otherwise verified the information furnished with respect to, other matters in the Registration Statement or the Prospectus, but we have generally reviewed and discussed with certain officers and employees of, and Dutch counsel and independent accountants for, the ABN AMRO Parties and with representative of the Underwriters and counsel for the Underwriters the information furnished, whether or not subject to our check and verification. On the basis of such consideration, review and discussion, but without independent check and verification, except as stated, (1) the Registration Statement and the Prospectus (except for financial statements and other financial and statistical data included or incorporated by reference therein and the related Forms T-1 filed on Form 305B2, as to which we do not express any belief) appear on their face to be appropriately responsive in all material respects to the requirements of the Act and the rules and regulations of the Commission thereunder, (2) nothing has come to our attention that has caused us to believe that (except for financial statements and other financial and statistical data included or incorporated by reference therein and the related Forms T-1 filed on Form 305B2, as to which we do not express any belief) the Registration Statement, at the time it became effective, contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary to make the statements therein not misleading or that the Prospectus, in each case as of its date and as of the date hereof, included any untrue statement of a material fact or omitted to state a material fact necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading, and (3) the documents incorporated by reference in the Prospectus (except for financial statements and other financial and statistical data included therein, as to which we do not express any belief) comply as to form in all material respects with the applicable requirements of the Securities Exchange Act of 1934, as amended, and the rules and regulations of the Commission thereunder. For purposes of clauses (1), (2) and (3) of this paragraph, the term “financial data” includes, without limitation, the data required to be included in the Registration Statement and Prospectus under the Act by Guide 3, Statistical Disclosure by Bank Holding Companies.

A-2

Item 4.1

ABN AMRO BANK N.V.,

as Issuer,

ABN AMRO HOLDING N.V.,

as Guarantor,

and

BNY MIDWEST TRUST COMPANY,

as Trustee

SENIOR INDENTURE

Dated as of May 11, 2004

	TABLE OF CONTENTS

		Page
	ARTICLE 1
	DEFINITIONS

Section 1.01.	Certain Terms Defined	1

	ARTICLE 2
	SECURITIES

Section 2.01.	Forms Generally	6
Section 2.02.	Form of Trustee’s Certification of Authentication	6
Section 2.03.	Amount Unlimited; Issuable in Series	7
Section 2.04.	Authentication and Delivery of Securities	10
Section 2.05.	Execution of Securities	11
Section 2.06.	Certificate of Authorization	11
Section 2.07.	Denomination and Date of Securities; Payments of Interest	11
Section 2.08.	Regulation, Transfer and Exchange	12
Section 2.09.	Mutilated, Defaced, Destroyed, Lost and Stolen Securities	13
Section 2.10.	Cancellation of Securities	14
Section 2.11.	Temporary Securities	15

	ARTICLE 3
	COVENANTS OF THE ISSUER, THE GUARANTOR AND THE TRUSTEE

Section 3.01.	Payment of Principal and Interest	15
Section 3.02.	Offices for Payments, etc	16
Section 3.03.	Appointment to Fill a Vacancy in Office of Trustee	16
Section 3.04.	Paying Agents	16
Section 3.05.	Certificates of the Issuer and the Guarantor	17
Section 3.06.	Securityholders Lists	18
Section 3.07.	Reports by the Issuer and the Guarantor	18
Section 3.08.	Reports by the Trustee	18

	ARTICLE 4
	REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS ON EVENT OF DEFAULT

Section 4.01.	Event of Default; Acceleration of Maturity, Waiver of Default	18
Section 4.02.	Collection of Indebtedness by Trustee; Trustee May Prove
	Debt	21
Section 4.03.	Application of Proceeds	24
Section 4.04.	Suits for Enforcement	25
Section 4.05.	Restoration of Rights on Abandonment of Proceeding	25

		Page
Section 4.06.	Limitations on Suits by Securityholder	25
Section 4.07.	Unconditional Right of Securityholders to Institute Certain Suits	26
Section 4.08.	Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default	26
Section 4.09.	Control by Securityholders	27
Section 4.10.	Waiver of Past Defaults	27
Section 4.11.	Trustee to Give Notice of Default, But May Withhold in Certain Circumstances	28
Section 4.12.	Right of Court to Require Filing of Undertaking to Pay Costs	28

	ARTICLE 5
	CONCERNING THE TRUSTEE

Section 5.01.	Duties and Responsibilities of the Trustee; During Default;
	Prior to Default	29
Section 5.02.	Certain Rights of the Trustee	30
Section 5.03.	Trustee Not Responsible for Recitals, Disposition of Securities
	or Application of Proceeds Thereof	32
Section 5.04.	Trustee and Agents May Hold Securities; Collections, etc	32
Section 5.05.	Moneys Held by Trustee	32
Section 5.06.	Compensation and Indemnification of Trustee and its Prior
	Claim	32
Section 5.07.	Right of Trustee to Reply on Officers’ Certificate, etc	33
Section 5.08.	Persons Eligible for Appointment as Trustee	33
Section 5.09.	Resignation and Removal; Appointment of Successor Trustee	34
Section 5.10.	Acceptance of Appointment By Successor Trustee	35
Section 5.11.	Merger, Conversion, Consolidation or Succession to Business
	of Trustee	36

	ARTICLE 6
	CONCERNING THE SECURITYHOLDERS

Section 6.01.	Evidence of Action Taken by Securityholders	37
Section 6.02.	Proof of Execution of Instruments and of Holding of
	Securities; Record Date	37
Section 6.03.	Holders to be Treated as Owners	37
Section 6.04.	Securities Owned by Issuer Deemed Not Outstanding	38
Section 6.05.	Right of Revocation of Action Taken	38

	ARTICLE 7
	SUPPLEMENTAL INDENTURES

Section 7.01.	Supplemental Indentures Without Consent of Securityholders	39
Section 7.02.	Supplemental Indentures With Consent of Securityholders	40
Section 7.03.	Effect of Supplemental Indenture	42

		Page
Section 7.04.	Documents to Be Given to Trustee	42
Section 7.05.	Notation On Securities In Respect Of Supplemental Indentures	42

	ARTICLE 8
	CONSOLIDATION, MERGER, SALE OR CONVEYANCE

Section 8.01.	Issuer May Consolidate, etc.,	43
Section 8.02.	Successor Substituted for the Issuer	43
Section 8.03.	Guarantor May Consolidate, etc., on Certain Terms	44
Section 8.04.	Successor Substituted For The Guarantor	44
Section 8.05.	Opinion of Counsel to Trustee	44

	ARTICLE 9
	SATISFACTION AND DISCHARGE OF INDENTURE; UNCLAIMED MONEYS

Section 9.01.	Satisfaction and Discharge of Indenture	44
Section 9.02.	Application by Trustee of Funds Deposited for Payment of
	Securities	48
Section 9.03.	Repayment of Moneys Held by Paying Agent	49
Section 9.04.	Return of Moneys Held by Trustee and Paying Agent
	Unclaimed for Two Years	49

	ARTICLE 10
	MISCELLANEOUS PROVISIONS

Section 10.01.	Incorporators, Stockholders, Members, Officers and
	Directors of Issuer Exempt from Individual Liability	49
Section 10.02.	Provisions of Indenture for the Sole Benefit of Parties and
	Securityholders	50
Section 10.03.	Successors and Assigns of Issuer and Guarantor Bound by
	Indenture	50
Section 10.04.	Notices and Demands on Issuer, Trustee and Securityholders	50
Section 10.05.	Officers’ Certificates and Opinions of Counsel; Statements to
	be Contained Therein	51
Section 10.06.	Payments Due on Saturdays, Sundays and Holidays	52
Section 10.07.	Conflict of any Provision of Indenture with Trust Indenture
	Act of 1939	52
Section 10.08.	New York Law to Govern	52
Section 10.09.	Counterparts	52
Section 10.10.	Effect of Headings	53
Section 10.11.	Securities in a Non-U.S. Currency	53
Section 10.12.	Submission to Jurisdiction	53
Section 10.13.	Judgment Currency	54

		Page

	ARTICLE 11
	REDEMPTION OF SECURITIES AND SINKING FUNDS

Section 11.01.	Applicability Of Article	55
Section 11.02.	Notice Of Redemption; Partial Redemptions	55
Section 11.03.	Payment of Securities Called for Redemption	56
Section 11.04.	Exclusion of Certain Securities from Eligibility for Selection
	for Redemption	57
Section 11.05.	Mandatory and Optional Sinking Funds	57

	ARTICLE 12
	GUARANTEE AND INDEMNITY

Section 12.01.	The Guarantee	60
Section 12.02.	Net Payments	60
Section 12.03.	Guarantee Unconditional, etc	62
Section 12.04.	Reinstatement	63
Section 12.05.	Subrogation	63
Section 12.06.	Indemnity	63
Section 12.07.	Assumption by Guarantor.	64

     THIS INDENTURE, dated as of May 11, 2004 between ABN AMRO BANK N.V., a public limited liability company incorporated under the laws of The Netherlands (together with its permitted successors and assigns, the “Issuer”), ABN AMRO HOLDING N.V., a public limited liability company incorporated under the laws of The Netherlands, as guarantor (the “Guarantor”)and BNY MIDWEST TRUST COMPANY, an Illinois trust company, as trustee (the “Trustee”),

W I T N E S S E T H:

     WHEREAS, the Issuer has duly authorized the issue from time to time of its unsecured debentures, notes or other evidences of indebtedness to be issued in one or more series (the “Securities”) up to such principal amount or amounts as may from time to time be authorized in accordance with the terms of this Indenture and to provide, among other things, for the authentication, delivery and administration thereof, the Issuer has duly authorized the execution and delivery of this Indenture;

     WHEREAS, for value received, the Guarantor has duly authorized the execution and delivery of this Indenture to provide for the issuance of the Guarantee and the indemnity provided for herein. All things necessary to make this Indenture a valid agreement of the Guarantor, in accordance with its terms, have been done; and

     WHEREAS, all things necessary to make this Indenture a valid indenture and agreement according to its terms have been done;

      NOW, THEREFORE:

     In consideration of the premises and the purchases of the Securities by the holders thereof, the Issuer, the Guarantor and the Trustee mutually covenant and agree for the equal and proportionate benefit of the respective holders from time to time of the Securities as follows:

ARTICLE 1

DEFINITIONS

     Section 1.01. Certain Terms Defined. The following terms (except as otherwise expressly provided herein or in any indenture supplemental hereto, or unless the context otherwise clearly requires) for all purposes of this Indenture and of any indenture supplemental hereto shall have the respective meanings specified in this Section. All other terms used in this Indenture that are defined in the Trust Indenture Act of 1939 or the definitions of which in the Securities Act of 1933 are referred to in the Trust Indenture Act of 1939, including terms defined therein by reference to the Securities Act of 1933 (except as herein otherwise expressly provided or unless the context otherwise clearly requires), shall have the meanings assigned to such terms in said Trust Indenture Act and in said Securities Act as in force at the date of this Indenture. All accounting terms used herein and not expressly defined shall have the meanings assigned to such terms in accordance with generally accepted accounting principles, and the term “generally accepted accounting principles” means such accounting principles as are generally accepted at the time of any computation. The words “herein”, “hereof” and “hereunder” and other words of similar import refer to this Indenture as a whole and not to any particular Article, Section or other subdivision. The terms defined in this Article have the meanings assigned to them in this Article and include the plural as well as the singular.

      “Authorized Agent” shall have the meaning set forth in Section 10.12.

      “Bearer Security” means any Security other than a Registered Security.

     “Board” means either the Managing Board of the Issuer or any committee of such Board duly authorized to act hereunder.

     “Board Resolution” means one or more resolutions, certified by the secretary of the Board to have been duly adopted or consented to by the Board and to be in full force and effect, and delivered to the Trustee.

     “Business Day” means, with respect to any Security, a day that in the city (or in any of the cities, if more than one) in which amounts are payable, as specified in the form of such Security, is not a day on which banking institutions are authorized by law or regulation to close.

     “Commission” means the Securities and Exchange Commission, as from time to time constituted, created under the Securities Exchange Act of 1934, or if at any time after the execution and delivery of this Indenture such Commission is not existing and performing the duties now assigned to it under the Trust Indenture Act, then the body performing such duties on such date.

     “Corporate Trust Office” means the office of the Trustee at which the corporate trust business of the Trustee shall, at any particular time, be principally administered, which office is, at the date as of which this Indenture is dated, located at 2 North LaSalle Street, Suite 1020, Chicago, IL 60602, attention: Corporate Trust Administration, fax: (312) 827-8542.

     “Depositary” means, with respect to the Securities of any series issuable or issued in the form of one or more Registered Global Securities, the Person designated as Depositary by the Issuer pursuant to Section 2.03 until a successor Depositary shall have become such pursuant to the applicable provisions of this

Indenture, and thereafter “Depositary” shall mean or include each Person who is then a Depositary hereunder, and if at any time there is more than one such Person, “Depositary” as used with respect to the Securities of any such series shall mean the Depositary with respect to the Registered Global Securities of that series.

     “Dollar” means the coin or currency of the United States of America as at the time of payment is legal tender for the payment of public and private debts.

     “Event of Default” means any event or condition specified as such in Section 4.01.

     “Guarantee” means the unconditional guarantee of the payment of the principal of, any premium or interest on, and any additional amounts with respect to the Securities by the Guarantor, as more fully set forth in Article 12.

     “Guarantor” means the Person named as the “Guarantor” in the first paragraph of this instrument until a successor Person shall have become such pursuant to the applicable provisions of this Indenture, and thereafter “Guarantor” shall mean such successor Person.

     “Guarantor’s Board of Directors” means the Managing Board of the Guarantor or any committee of that board duly authorized to act generally or in any particular respect for the Guarantor hereunder.

     “Guarantor’s Board Resolution” means a copy of one or more resolutions, certified by the Secretary or an Assistant Secretary of the Guarantor to have been duly adopted by the Guarantor’s Board of Directors and to be in full force and effect on the date of such certification, delivered to the Trustee.

     “Guarantor’s Officers’ Certificate” means a certificate signed by any two duly authorized signatories of the Guarantor acting together, that complies with the requirements of Section 314(e) of the Trust Indenture Act and is delivered to the Trustee.

     “Holder”, “holder of Securities”, “Securityholder” or other similar terms mean the registered holder of any Security.

     “Indenture” means this instrument as originally executed and delivered or, if amended or supplemented as herein provided, as so amended or supplemented or both, and shall include the forms and terms of particular series of Securities established as contemplated hereunder.

     “Issuer” means (except as otherwise provided in Article 5) ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands, and, subject to Article 8, its successors and assigns.

      “Judgment Currency” shall have the meaning set forth in Section 10.13.

     “New York Banking Day” shall have the meaning set forth in Section 10.13.

     “Non-U.S. Currency” means a currency issued by the government of a country other than the United States (or any currency unit comprised of any such currencies).

     “Officers’ Certificate” means a certificate (i) signed by any two officers of the Issuer authorized by the Board to execute any such certificate and (ii) delivered to the Trustee. Each such certificate shall comply with Section 314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.05.

     “Opinion of Counsel” means an opinion in writing signed by legal counsel who may be an employee of or counsel to the Issuer and who shall be reasonably satisfactory to the Trustee. Each such opinion shall comply with Section 314 of the Trust Indenture Act of 1939 and include the statements provided for in Section 10.05, if and to the extent required hereby.

     “Original issue date” of any Security (or portion thereof) means the earlier of (a) the date of such Security or (b) the date of any Security (or portion thereof) for which such Security was issued (directly or indirectly) on registration of transfer, exchange or substitution.

     “Original Issue Discount Security” means any Security that provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity thereof pursuant to Section 4.01.

     “Outstanding”, when used with reference to Securities, shall, subject to the provisions of Section 6.04, mean, as of any particular time, all Securities authenticated and delivered by the Trustee under this Indenture, except:

     (a) Securities theretofore cancelled by the Trustee or delivered to the Trustee for cancellation;

     (b) Securities, or portions thereof, for the payment or redemption of which moneys in the necessary amount shall have been deposited in trust with the Trustee or with any paying agent (other than the Issuer) or shall have been set aside, segregated and held in trust by the Issuer for the holders of such Securities (if the Issuer shall act as its own paying agent), provided that if such Securities, or portions thereof, are to be redeemed prior to the maturity thereof, notice of such redemption shall have been given as herein provided, or provision satisfactory to the Trustee shall have been made for giving such notice; and

     (c) Securities in substitution for which other Securities shall have been authenticated and delivered, or which shall have been paid, pursuant to the terms of Section 2.09 (except with respect to any such Security as to which proof satisfactory to the Trustee is presented that such Security is held by a person in whose hands such Security is a legal, valid and binding obligation of the Issuer).

     In determining whether the holders of the requisite principal amount of Outstanding Securities of any or all series have given any request, demand, authorization, direction, notice, consent or waiver hereunder, the principal amount of an Original Issue Discount Security that shall be deemed to be Outstanding for such purposes shall be the amount of the principal thereof that would be due and payable as of the date of such determination upon a declaration of acceleration of the maturity thereof pursuant to Section 4.01.

     “Person” means any individual, corporation, partnership, joint venture, association, joint stock company, trust, unincorporated organization or government or any agency or political subdivision thereof.

     “Principal” whenever used with reference to the Securities or any Security or any portion thereof, shall be deemed to include “and premium, if any”

     “Registered Global Security”, means a Security evidencing all or a part of a series of Registered Securities, issued to the Depositary for such series in accordance with Section 2.03, and bearing the legend prescribed by the applicable supplemental indenture.

     “Registered Security” means any Security registered on the Security register of the Issuer.

     “Required Currency” shall have the meaning set forth in Section 10.13.

     “Responsible Officer” when used with respect to the Trustee means any officer within the Corporate Trust Office of the Trustee, including any vice president, the treasurer, any trust officer, any assistant trust officer, any assistant vice president, any secretary, any assistant secretary, any assistant treasurer, or any other officer or assistant officer of the Trustee customarily performing functions similar to those performed by the persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of his knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of this Indenture.

     “Security” or “Securities” has the meaning stated in the first recital of this Indenture, or, as the case may be, Securities that have been authenticated and delivered under this Indenture.

     “Trustee” means the Person identified as “Trustee” in the first paragraph hereof and, subject to the provisions of Article 5, shall also include any successor trustee.

     “Trust Indenture Act of 1939” (except as otherwise provided in Sections 7.01 and 7.02) means the Trust Indenture Act of 1939 as in force at the date as of which this Indenture was originally executed.

     “U.S. Government Obligations” shall have the meaning set forth in Section 9.01.

     “vice president” when used with respect to the Issuer or the Trustee, means any vice president, whether or not designated by a number or a word or words added before or after the title of “vice president”.

     “Yield to Maturity” means the yield to maturity on a series of securities, calculated at the time of issuance of such series, or, if applicable, at the most recent redetermination of interest on such series, and calculated in accordance with accepted financial practice.

ARTICLE 2
SECURITIES

     Section 2.01. Forms Generally. The Securities of each series shall be substantially in such form (not inconsistent with this Indenture) as shall be established by or pursuant to a resolution of the Board or in one or more indentures supplemental hereto, in each case with such appropriate insertions, omissions, substitutions and other variations as are required or permitted by this Indenture and may have imprinted or otherwise reproduced thereon such legend or legends, not inconsistent with the provisions of this Indenture, as may be required to comply with any law or with any rules or regulations pursuant thereto, or with any rules of any securities exchange or to conform to general usage, all as may be determined by the officers executing such Securities, as evidenced by their execution of the Securities.

     The definitive Securities shall be printed or lithographed on security printed paper or may be produced in any other manner, all as determined by the officers executing such Securities, as evidenced by their execution of such Securities.

     Section 2.02. Form of Trustee’s Certification of Authentication. The Trustee’s certificate of authentication on all Securities shall be in substantially the following form:

     This is one of the Securities of the series designated herein and referred to in the within-mentioned Indenture.

BNY Midwest Trust Company
as Trustee

By:

Authorized Signatory

Dated:

     Section 2.03. Amount Unlimited; Issuable in Series. The aggregate principal amount of Securities which may be authenticated and delivered under this Indenture is unlimited.

     The Securities may be issued in one or more series and unless provided for otherwise in an indenture supplemental hereto, each such series shall rank equally and pari passu with all other unsecured and unsubordinated debt of the Issuer. There shall be established in or pursuant to a resolution of the Board and set forth in an Officers’ Certificate, or established in one or more indentures supplemental hereto, prior to the issuance of Securities of any series,

     (a) the designation of the Securities of the series, including CUSIP numbers (which shall distinguish the Securities of the series from all other Securities);

     (b) any limit upon the aggregate principal amount of the Securities of the series that may be authenticated and delivered under this Indenture (except for Securities authenticated and delivered upon registration of transfer of, or in exchange for, or in lieu of, other Securities of the series pursuant to Section 2.08, 2.09, 2.11 or 11.03);

     (c) if other than Dollars, the coin or currency in which the Securities of that series are denominated (including, but not limited to, any Non-U.S. Currency);

     (d) the date or dates on which the principal of the Securities of the series is payable;

     (e) the rate or rates at which the Securities of the series shall bear interest, if any, or the method by which such rate shall be determined, the date or dates from which such interest shall accrue, the interest payment dates on which such interest shall be payable and the record dates for the determination of

Holders to whom interest is payable and/or the method by which such rate or rates or date or dates shall be determined;

     (f) the place or places where the principal of and any interest on Securities of the series shall be payable (if other than as provided in Section 3.02);

     (g) the price or prices at which, the period or periods within which and the terms and conditions upon which Securities of the series may be redeemed, in whole or in part, at the option of the Issuer, pursuant to any sinking fund or otherwise;

     (h) the obligation, if any, of the Issuer to redeem, purchase or repay Securities of the series pursuant to any mandatory redemption sinking fund or analogous provisions or at the option of a Holder thereof and the price or prices at which and the period or periods within which and the terms and conditions upon which Securities of the series shall be redeemed, purchased or repaid, in whole or in part, pursuant to such obligation;

     (i) if other than denominations of $1,000 and any multiple thereof, the denominations in which Securities of the series shall be issuable

     (j) if other than the principal amount thereof, the portion of the principal amount of Securities of the series which shall be payable upon declaration of acceleration of the maturity thereof pursuant to Section 4.01 or provable in bankruptcy pursuant to Section 4.02;

     (k) if other than the coin or currency in which the Securities of that series are denominated, the coin or currency in which payment of the principal of or interest on the Securities of such series shall be payable;

     (l) if the principal of or interest on the Securities of such series are to be payable, at the election of the Issuer or a Holder thereof, in a coin or currency other than that in which the Securities are denominated, the period or periods within which, and the terms and conditions upon which, such election may be made;

     (m) if the amount of payments of principal of and interest on the Securities of the series may be determined with reference to an index based on a coin or currency other than that in which the Securities of the series are denominated, or with reference to any currencies, securities or baskets of securities, commodities or indices, the manner in which such amounts shall be determined;

     (n) if the Holders of the Securities of the series may convert or exchange the Securities of the series into or for securities of the Issuer or of other entities or other property (or the cash value thereof), the specific terms of and period during which such conversion or exchange may be made;

     (o) whether the Securities of the series will be issuable as Registered Securities (and if so, whether such Securities will be issuable as Registered Global Securities) or Bearer Securities, or any combination of the foregoing, any restrictions applicable to the offer, sale, transfer, exchange or delivery of Bearer Securities or Registered Securities or the payment of interest thereon and, if other than as provided herein, the terms upon which Bearer Securities of any series may be exchanged for Registered Securities of such series and vice versa;

     (p) whether and under what circumstances the Issuer will pay additional amounts on the Securities of any series in respect of any tax, assessment or governmental charge withheld or deducted and, if so, whether the Issuer will have the option to redeem such Securities rather than pay such additional amounts;

     (q) if the Securities of such series are to be issuable in definitive form (whether upon original issue or upon exchange of a temporary Security of such series) only upon receipt of certain certificates or other documents or satisfaction of other conditions, the form and terms of such certificates, documents or conditions;

     (r) any trustees, depositaries, authenticating or paying agents, transfer agents or registrars or any other agents with respect to the Securities of such series;

     (s) any applicable United States federal income tax consequences and Netherlands income tax consequences, including, but not limited to: whether and under what circumstances the Issuer will pay additional amounts on Securities for any tax, assessment or governmental charge withheld or deducted and, if so, whether it will have the option to redeem those Securities rather than pay the additional amounts; tax considerations applicable to any discounted Securities or to Securities issued at par that are treated as having been issued at a discount for United States federal income tax purposes; and tax considerations applicable to any Securities denominated and payable in foreign currencies;

     (t) whether certain payments on the Securities will be guaranteed under a financial insurance guaranty policy and the terms of that guaranty;

     (u) any applicable selling restrictions;

     (v) any other events of default, modifications or elimination of any acceleration rights, or covenants with respect to the Securities of such series and any terms required by or advisable under applicable laws or regulations, including laws and regulations relating attributes required for the Securities to be afforded certain capital treatment for bank regulatory or other purposes; and

      (w) any other terms of the series.

     All Securities of any one series shall be substantially identical except as to denomination and except as may otherwise be provided in or pursuant to such resolution of the Board or in any such indenture supplemental hereto. All Securities of any one series need not be issued at the same time and may be issued from time to time, consistent with the terms of this Indenture, if so provided by or pursuant to such Board Resolution or in any such indenture supplemental hereto.

     Section 2.04. Authentication and Delivery of Securities. At any time and from time to time after the execution and delivery of this Indenture, the Issuer may deliver Securities of any series executed by the Issuer to the Trustee for authentication, and the Trustee shall thereupon authenticate and deliver such Securities to or upon the written order of the Issuer, signed by any two officers of the Issuer authorized by the Board to execute any such order, without any further action by the Issuer. In authenticating such Securities and accepting the additional responsibilities under this Indenture in relation to such Securities the Trustee shall be entitled to receive, and (subject to Section 5.01) shall be fully protected in relying upon:

     (a) a certified copy of any resolution or resolutions of the Board authorizing the action taken pursuant to the resolution or resolutions delivered under clause 2.04(b) below;

     (b) a copy of any resolution or resolutions of the Board relating to such series, in each case certified by the Secretary or an Assistant Secretary of the Issuer;

     (c) an executed supplemental indenture, if any;

     (d) an Officers’ Certificate setting forth the form and terms of the Securities as required pursuant to Section 2.01 and 2.03, respectively and prepared in accordance with Section 10.05;

     (e) an Opinion of Counsel, prepared in accordance with Section 10.05, to the effect that:

     (i) subject to any conditions specified in such Opinion of Counsel, the form or forms and terms of such Securities have been established by or pursuant to a resolution of the Board, an Officers’ Certificate or by a supplemental indenture as permitted by Section 2.01 and 2.03 in conformity with the provisions of this Indenture;

     (ii) subject to any conditions specified in such Opinion of Counsel, all conditions or covenants provided in the Indenture for the Trustee to authenticate the Securities have been complied with; and

     (iii) covering such other matters as the Trustee may reasonably request.

     The Trustee shall have the right to decline to authenticate and deliver any Securities under this Section if the Trustee, being advised by counsel, determines that such action may not lawfully be taken by the Issuer or if the Trustee in good faith by its board of directors or board of trustees, executive committee, or a trust committee of directors or trustees or Responsible Officers shall determine that such action would expose the Trustee to personal liability to existing Holders.

     Section 2.05. Execution of Securities. The Securities shall be signed on behalf of the Issuer by any two officers of the Issuer authorized by the Board to execute such Securities, which Securities may, but need not, be attested. Such signatures may be the manual or facsimile signatures of the present or any future such officers. Typographical and other minor errors or defects in any such reproduction of the seal or any such signature shall not affect the validity or enforceability of any Security that has been duly authenticated and delivered by the Trustee.

     In case any officer of the Issuer who shall have signed any of the Securities shall cease to be such officer before the Security so signed shall be authenticated and delivered by the Trustee or disposed of by the Issuer, such Security nevertheless may be authenticated and delivered or disposed of as though the person who signed such Security had not ceased to be such officer of the Issuer; and any Security may be signed on behalf of the Issuer by such persons as, at the actual date of the execution of such Security, shall be the proper officers of the Issuer, although at the date of the execution and delivery of this Indenture any such person was not such an officer.

     Section 2.06. Certificate of Authorization. Only such Securities as shall bear thereon a certificate of authentication substantially in the form hereinbefore recited, executed by the Trustee by the manual signature of one of its authorized officers, shall be entitled to the benefits of this Indenture or be valid or obligatory for any purpose. Such certificate by the Trustee upon any Security executed by the Issuer shall be conclusive evidence that the Security so authenticated has been duly authenticated and delivered hereunder and that the holder is entitled to the benefits of this Indenture.

      Section 2.07. Denomination and Date of Securities; Payments of Interest. The Securities shall be issuable as registered securities without coupons and in denominations as shall be specified as contemplated by Section 2.03. In the absence of any such specification with respect to the Securities of any series, the Securities of such series shall be issuable in denominations of $1,000 and any multiple thereof. The Securities shall be numbered, lettered, or otherwise distinguished in such manner or in accordance with such plan as the officers of the Issuer executing the same may determine as evidenced by the execution and authentication thereof.

     Each Security shall be dated the date of its authentication, shall bear interest, if any, from the date and shall be payable on the dates, in each case, which shall be specified as contemplated by Section 2.03.

     The person in whose name any Security of any series is registered at the close of business on any record date applicable to a particular series with respect to any interest payment date for such series shall be entitled to receive the interest, if any, payable on such interest payment date notwithstanding any transfer or exchange of such Security subsequent to the record date and prior to such interest payment date, except if and to the extent the Issuer shall default in the payment of the interest due on such interest payment date for such series, in which case such defaulted interest shall be paid to the persons in whose names Outstanding Securities for such series are registered at the close of business on a subsequent record date (which shall be not less than five Business Days prior to the date of payment of such defaulted interest) established by notice given by mail by or on behalf of the Issuer to the holders of Securities not less than 15 days preceding such subsequent record date. The term “record date” as used with respect to any interest payment date (except a date for payment of defaulted interest) shall mean the date specified as such in the terms of the Securities of any particular series, or, if no such date is so specified, if such interest payment date is the first day of a calendar month, the fifteenth day of the next preceding calendar month or, if such interest payment date is the fifteenth day of a calendar month, the first day of such calendar month, whether or not such record date is a Business Day.

     Section 2.08. Regulation, Transfer and Exchange. The Issuer will keep or cause to be kept at each office or agency to be maintained for the purpose as provided in Section 3.02 a register or registers in which, subject to such reasonable regulations as it may prescribe, it will register, and will register the transfer of, Securities as in this Article provided. Such register shall be in written form in the English language or in any other form capable of being converted into such form within a reasonable time. At all reasonable times such register or registers shall be open for inspection by the Trustee.

     Upon due presentation for registration of transfer of any Security of any series at any such office or agency to be maintained for the purpose as provided in Section 3.02, the Issuer shall execute and the Trustee shall authenticate and deliver in the name of the transferee or transferees a new Security or Securities of the same series in authorized denominations for a like aggregate principal amount.

     Any Security or Securities of any series may be exchanged for a Security or Securities of the same series in other authorized denominations, in an equal aggregate principal amount. Securities of any series to be exchanged shall be surrendered at any office or agency to be maintained by the Issuer for the purpose as provided in Section 3.02, and the Issuer shall execute and the Trustee shall authenticate and deliver in exchange therefor the Security or Securities of the same series which the Securityholder making the exchange shall be entitled to receive, bearing numbers not contemporaneously outstanding.

     All Securities presented for registration of transfer, exchange, redemption or payment shall (if so required by the Issuer or the Trustee) be duly endorsed by, or be accompanied by a written instrument or instruments of transfer in form satisfactory to the Issuer and the Trustee duly executed by, the holder or his attorney duly authorized in writing.

     The Issuer may require payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in connection with any exchange or registration of transfer of Securities. No service charge shall be made for any such transaction.

     The Issuer shall not be required to exchange or register a transfer of (a) any Securities of any series for a period of 15 days next preceding the first mailing of notice of redemption of Securities of such series to be redeemed, or (b) any Securities selected, called or being called for redemption except, in the case of any Security where notice has been given that such Security is to be redeemed in part, the portion thereof not so to be redeemed.

     All Securities issued upon any transfer or exchange of Securities shall be valid obligations of the Issuer and the Guarantor, respectively, evidencing the same debt, and entitled to the same benefits under this Indenture, as the Securities surrendered upon such transfer or exchange.

      Section 2.09. Mutilated, Defaced, Destroyed, Lost and Stolen Securities. In case any temporary or definitive Security shall become mutilated, defaced or be destroyed, lost or stolen, the Issuer in its discretion may execute, and upon the written request of any officer of the Issuer, the Trustee shall authenticate and deliver, a new Security of the same series, bearing a number not contemporaneously outstanding, in exchange and substitution for the mutilated or defaced Security, or in lieu of and substitution for the Security so destroyed, lost or stolen. In every case the applicant for a substitute Security shall furnish to the Issuer, the Guarantor and to the Trustee and any agent of the Issuer, the Guarantor or the Trustee such security or indemnity as may be required by them to indemnify and defend and to save each of them harmless and, in every case of destruction, loss or theft, evidence to their satisfaction of the destruction, loss or theft of such Security and of the ownership thereof in the case of mutilation or defacement shall surrender the Security to the Trustee or such agent.

     Upon the issuance of any substitute Security, the Issuer may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Trustee or its agent) connected therewith. In case any Security which has matured or is about to mature or has been called for redemption in full shall become mutilated or defaced or be destroyed, lost or stolen, the Issuer may instead of issuing a substitute Security, pay or authorize the payment of the same (without surrender thereof except in the case of a mutilated or defaced Security), if the applicant for such payment shall furnish to the Issuer, the Guarantor and the Trustee and any agent of the Issuer, the Guarantor or the Trustee such security or indemnity as any of them may require to save each of them harmless, and, in every case of destruction, loss or theft, the applicant shall also furnish to the Issuer, the Guarantor and the Trustee and any agent of the Issuer, the Guarantor or the Trustee evidence to their satisfaction of the destruction, loss or theft of such Security and of the ownership thereof.

     Every substitute Security of any series issued pursuant to the provisions of this section by virtue of the fact that any such Security is destroyed, lost or stolen shall constitute an additional contractual obligation of the Issuer and the Guarantor, whether or not the destroyed, lost or stolen Security shall be at any time enforceable by anyone and shall be entitled to all the benefits of (but shall be subject to all the limitations of rights set forth in) this Indenture equally and proportionately with any and all other Securities of such series duly authenticated and delivered hereunder. All Securities shall be held and owned upon the express condition that, to the extent permitted by law, the foregoing provisions are exclusive with respect to the replacement or payment of mutilated, defaced or destroyed, lost or stolen Securities and shall preclude any and all other rights or remedies notwithstanding any law or statute existing or hereafter enacted to the contrary with respect to the replacement or payment of negotiable instruments or other securities without their surrender.

     Section 2.10. Cancellation of Securities. All Securities surrendered for payment, redemption, registration of transfer or exchange, or for credit against any payment in respect of a sinking or analogous fund, if surrendered to the Issuer or any agent of the Issuer or the Trustee, shall be delivered to the Trustee for cancellation or, if surrendered to the Trustee, shall be cancelled by it; and no Securities shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Indenture. The Trustee shall dispose of such canceled Securities held by it in its customary manner and deliver a certificate of destruction to the Issuer. If the Issuer, the Guarantor or an agent of either of them shall acquire any of the Securities, such acquisition shall not operate as a redemption or satisfaction of the indebtedness represented by such Securities unless and until the same are delivered to the Trustee for cancellation.

     Section 2.11. Temporary Securities. Pending the preparation of definitive Securities for any series, the Issuer may execute and the Trustee shall authenticate and deliver temporary Securities for such series (printed, lithographed, typewritten or otherwise reproduced, in each case in form satisfactory to the Trustee). Temporary Securities of any series shall be issuable as registered Securities without coupons, of any authorized denomination, and substantially in the form of the definitive Securities of such series but with such omissions, insertions and variations as may be appropriate for temporary Securities, all as may be determined by the Issuer with the concurrence of the Trustee. Temporary Securities may contain such reference to any provisions of this Indenture as may be appropriate. Every temporary Security shall be executed by the Issuer and be authenticated by the Trustee upon the same conditions and in substantially the same manner, and with like effect, as the definitive Securities. Without unreasonable delay the Issuer shall execute and shall furnish definitive Securities of such series and thereupon temporary Securities of such series may be surrendered in exchange therefor without charge at each office or agency to be maintained by the Issuer for that purpose pursuant to Section 3.02, and the Trustee shall authenticate and deliver in exchange for such temporary Securities of such series a like aggregate principal amount of definitive Securities of the same series of authorized denominations. Until so exchanged, the temporary Securities of any series shall be entitled to the same benefits under this Indenture as definitive Securities of such series unless otherwise established pursuant to Section 2.03.

ARTICLE 3
COVENANTS OF THE ISSUER, THE GUARANTOR AND THE TRUSTEE

     Section 3.01. Payment of Principal and Interest. The Issuer covenants and agrees for the benefit of each series of Securities that it will duly and punctually pay or cause to be paid the principal of, and interest on, each of the Securities of such series (together with any additional amounts payable pursuant to the terms of such Securities) at the place or places, at the respective times and in the manner provided in such Securities. Subject to any other provisions that may be established pursuant to Section 2.03, the interest on Securities (together with any additional amounts payable pursuant to the terms of such Securities) shall be payable only to or upon the written order of the Holders thereof and, at the option of the Issuer, may be paid by wire transfer or by mailing checks for such interest payable to or upon the written order of such Holders at their last addresses as they appear on the registry books of the Issuer.

     Section 3.02. Offices for Payments, etc. So long as any of the Securities remain outstanding, the Issuer and the Guarantor will maintain in the Borough of Manhattan, The City of New York, the following for each series: an office or agency (a) where the Securities may be presented for payment, (b) where the Securities may be presented for registration of transfer and for exchange as in this Indenture provided and (c) where notices and demands to or upon the Issuer in respect of the Securities or of this Indenture may be served. The Issuer and the Guarantor will give to the Trustee written notice of the location of any such office or agency and of any change of location thereof. Unless otherwise specified in accordance with Section 2.03, the Issuer hereby initially designates the New York office of the Trustee located at 101 Barclay Street, Floor 8 West, New York, New York 10286, as the office to be maintained by it for each such purpose. In case the Issuer or the Guarantor shall fail to so designate or maintain any such office or agency or shall fail to give such notice of the location or of any change in the location thereof, presentations and demands may be made and notices may be served at the Corporate Trust Office.

     The Issuer and the Guarantor may from time to time designate one or more additional offices or agencies where the Securities of a series may be presented for payment, where the Securities of that series may be presented for exchange as provided in this Indenture and pursuant to Section 2.03 and where the Securities of that series may be presented for registration of transfer as provided in this Indenture, and the Issuer and the Guarantor may from time to time rescind any such designation, as the Issuer and the Guarantor may deem desirable or expedient; provided, however, that no such designation or rescission shall in any manner relieve the Issuer of its obligation to maintain the agencies provided for in this Section. The Issuer and the Guarantor will give to the Trustee prompt written notice of any such designation or rescission thereof.

     Section 3.03. Appointment to Fill a Vacancy in Office of Trustee. The Issuer or the Guarantor, whenever necessary to avoid or fill a vacancy in the office of Trustee, will appoint, in the manner provided in Section 5.09, a Trustee, so that there shall at all times be a Trustee with respect to each series of Securities hereunder.

     Section 3.04. Paying Agents. Whenever the Issuer shall appoint a paying agent other than the Trustee with respect to the Securities of any series, it will cause such paying agent to execute and deliver to the Trustee an instrument in which such agent shall agree with the Trustee, subject to the provisions of this Section,

     (a) that it will hold all sums received by it as such agent for the payment of the principal of or interest on the Securities of such series (whether such sums have been paid to it by the Issuer, the Guarantor or by any other obligor on the

Securities of such series) in trust for the benefit of the holders of the Securities of such series or of the Trustee,

     (b) that it will give the Trustee notice of any failure by the Issuer (or by the Guarantor or any other obligor on the Securities of such series) to make any payment of the principal of or interest on the Securities of such series when the same shall be due and payable, and

     (c) that it will pay any such sums so held in trust by it to the Trustee upon the Trustee’s written request at any time during the continuance of the failure referred to in clause 3.04(b) above.

     The Issuer or the Guarantor will, on or prior to each due date of the principal of or interest on the Securities of such series, deposit with the paying agent a sum sufficient to pay such principal or interest so becoming due, and (unless such paying agent is the Trustee) the Issuer or the Guarantor will promptly notify the Trustee of any failure to take such action.

     If the Issuer shall act as its own paying agent, or if the Guarantor shall act as paying agent, with respect to the Securities of any Series, it will, on or before each due date of the principal of or interest on the Securities of such series, set aside, segregate and hold in trust for the benefit of the holders of the Securities of such series a sum sufficient to pay such principal or interest so becoming due. The Issuer will promptly notify the Trustee of any failure to take such action.

     Anything in this section to the contrary notwithstanding, the Issuer or the Guarantor may at any time, for the purpose of obtaining a satisfaction and discharge with respect to one or more or all series of Securities hereunder, or for any other reason, pay or cause to be paid to the Trustee all sums held in trust for any such series by the Issuer, the Guarantor or any paying agent hereunder, as required by this Section, such sums to be held by the Trustee upon the trusts herein contained.

     Anything in this section to the contrary notwithstanding, the agreement to hold sums in trust as provided in this section is subject to the provisions of Section 9.03 and 9.04.

     Section 3.05. Certificates of the Issuer and the Guarantor. Each of the Issuer and the Guarantor will furnish to the Trustee on or before March 31 in each year (beginning with March 31, 2005) a brief certificate (which need not comply with Section 10.05) from the principal executive, financial or accounting officer of the Issuer or the Guarantor, as the case may be, as to his or her knowledge of the Issuer’s or the Guarantor’s compliance with all conditions and covenants under the Indenture (such compliance to be determined without regard to any period of grace or requirement of notice provided under the Indenture).

     Section 3.06. Securityholders Lists. If and so long as the Trustee shall not be the Security registrar for the Securities of any series, each of the Issuer and the Guarantor covenants and agrees that it will furnish or cause to be furnished to the Trustee a list in such form as the Trustee may reasonably require of the names and addresses of the holders of the Securities of such series pursuant to Section 312 of the Trust Indenture Act of 1939 (a) semi-annually not more than 15 days after each record date for the payment of interest on such Securities, as hereinabove specified, as of such record date and on dates to be determined pursuant to Section 2.03 for non-interest bearing securities in each year, and (b) at such other times as the Trustee may request in writing, within thirty days after receipt by the Issuer of any such request as of a date not more than 15 days prior to the time such information is furnished.

     Section 3.07. Reports by the Issuer and the Guarantor. Each of the Issuer and the Guarantor covenants to file with the Trustee, within 15 days after the Issuer or the Guarantor, as the case may be, is required to file the same with the Commission, copies of the annual reports and of the information, documents, and other reports that the Issuer or the Guarantor may be required to file with the Commission pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934. Delivery of such reports, information and documents to the Trustee is for informational purposes only and the Trustee's receipt of such shall not constitute constructive notice of any information contained therein or determinable from information contained therein, including the Issuer's compliance with any of its covenants hereunder (as to which the Trustee is entitled to rely exclusively on Officers' Certificates).

     Section 3.08. Reports by the Trustee. Any Trustee’s report required under Section 313(a) of the Trust Indenture Act of 1939 shall be transmitted on or before July 15 in each year following the date hereof, so long as any Securities are outstanding hereunder, and shall be dated as of a date convenient to the Trustee no more than 60 nor less than 45 days prior thereto.

ARTICLE 4
REMEDIES OF THE TRUSTEE AND SECURITYHOLDERS ON EVENT OF DEFAULT

     Section 4.01. Event of Default; Acceleration of Maturity, Waiver of Default. Unless otherwise established in accordance with Section 2.03 or by any applicable supplemental indenture, “Event of Default” with respect to Securities of any series wherever used herein, means each one of the following events which shall have occurred and be continuing (whatever the reason for such Event of Default and whether it shall be voluntary or involuntary or be effected by operation of law or pursuant to any judgment, decree or order of any court or any order, rule or regulation of any administrative or governmental body):

     (a) default for more than 30 days in the payment of interest, premium or principal in respect of the Securities; or

     (b) the failure to perform or observe any other obligations under the Securities which failure continues for the period of 60 days next following service on the Issuer and the Guarantor of notice requiring the same to be remedied; or

      (c) the entry by a court having competent jurisdiction of:

     (i) a decree or order for relief in respect of the Issuer or the Guarantor in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization law (including Chapter X of the Act of the Supervision of the Credit System (Wet toezicht kredietwezen 1992) of the Netherlands) (other than a reorganization under a foreign law that does not relate to insolvency) or other similar law and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

     (ii) a decree or order adjudging the Issuer or the Guarantor to be insolvent, or approving a petition seeking reorganization (other than a reorganization under a foreign law that does not relate to insolvency), arrangement, adjustment or composition of the Issuer or the Guarantor and such decree or order shall remain unstayed and in effect for a period of 60 consecutive days; or

     (iii) a final and non-appealable order appointing a custodian, receiver, liquidator, assignee, trustee or other similar official of the Issuer or the Guarantor of any substantial part of the property of the Issuer or the Guarantor or ordering the winding up or liquidation of the affairs of the Issuer or the Guarantor; or

     (d) the commencement by the Issuer or the Guarantor of a voluntary proceeding under any applicable bankruptcy, insolvency, reorganization (other than a reorganization under a foreign law that does not relate to insolvency) or other similar law or of a voluntary proceeding seeking to be adjudicated insolvent or the consent by the Issuer or the Guarantor to the entry of a decree or order for relief in an involuntary proceeding under any applicable bankruptcy, insolvency, reorganization or other similar law or to the commencement of any insolvency proceedings against it, or the filing by the Issuer or the Guarantor of a petition or answer or consent seeking reorganization, arrangement, adjustment or composition of the Issuer or relief under any applicable law, or the consent by the Issuer or the Guarantor to the filing of such petition or to the appointment of or taking possession by a custodian, receiver, liquidator, assignee, trustee or similar official of the Issuer or the Guarantor or any substantial part of the property of the Issuer or the Guarantor or the making by the Issuer or the Guarantor of an assignment for the benefit of creditors, or the taking of corporate action, including the passing of an effective resolution, by the Issuer or the Guarantor in furtherance of any such action; or

     (e) any other Event of Default provided in the supplemental indenture or resolution of the Board under which such series of Securities is issued or in the form of Security for such series.

     Unless otherwise set forth in any applicable supplemental indenture, if an Event of Default described in clauses 4.01(a), 4.01(b), or 4.01(e) above (if the Event of Default under clauses 4.01(b) or 4.01(e) is with respect to less than all series of Securities then Outstanding) occurs and is continuing, then, and in each and every such case, except for any series the principal of which shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of the Securities of all series affected thereby then Outstanding hereunder (treated as one class) by notice in writing to the Issuer (and to the Trustee if given by Securityholders), may declare the entire principal (or, if the Securities of any such affected series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) of all Securities of such affected series and the interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. Unless otherwise set forth in any applicable supplemental indenture, if an Event of Default described in clauses 4.01(b) or 4.01(e) (if the Event of Default under clauses 4.01(b) or 4.01(e) is with respect to all series of Securities at the time Outstanding) occurs and is continuing, then and in each and every such case, unless the principal of all the Securities shall have already become due and payable, either the Trustee or the holders of not less than 25% in aggregate principal amount of all the then Outstanding Securities hereunder (treated as one class) for which any applicable supplemental indenture does not prevent acceleration under the relevant circumstances, by notice in writing to the Issuer and the Guarantor (and to the Trustee if given by Securityholders), may declare the entire principal (or, if any Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof) of all the Securities then Outstanding and interest accrued thereon, if any, to be due and payable immediately, and upon any such declaration the same shall become immediately due and payable. Unless otherwise set forth in any applicable supplemental indenture, if an Event of Default described in clauses 4.01(c) or 4.01(d), then the principal and accrued and unpaid interest, and premium of any, with respect to any Securities then Outstanding shall ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holder.

     The foregoing provisions, however, are subject to the condition that if, at any time after the principal (or, if the Securities are Original Issue Discount Securities, such portion of the principal as may be specified in the terms thereof) of the Securities of any series (or of all the Securities, as the case may be) shall have been so declared due and payable, and before any judgment or decree for the payment of the moneys due shall have been obtained or entered as hereinafter provided, the Issuer or the Guarantor shall pay or shall deposit with the Trustee a sum sufficient to pay all matured installments of interest upon all the Securities of such series (or of all the Securities, as the case may be) and the principal of any and all Securities of such series (or of all the Securities, as the case may be) which shall have become due otherwise than by acceleration (with interest upon such principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest, at the same rate as the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) specified in the Securities of such series (or at the respective rates of interest or Yields to Maturity of all the Securities, as the case may be) to the date of such payment or deposit) and such amount as shall be sufficient to cover reasonable compensation to the Trustee, its agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee except as a result of negligence or bad faith, and if any and all Events of Default under the Indenture, other than the non-payment of the principal of Securities which shall have become due by acceleration, shall have been cured, waived or otherwise remedied as provided herein—then and in every such case the holders of a majority in aggregate principal amount of all the Securities of each such series (or of all the Securities, as the case may be), then Outstanding (in each case treated as one class), by written notice to the Issuer, the Guarantor and to the Trustee, may waive all defaults with respect to each such series (or with respect to all the Securities, as the case may be) and rescind and annul such declaration and its consequences, but no such waiver or rescission and annulment shall extend to or shall affect any subsequent default or shall impair any right consequent thereon.

     For all purposes under this Indenture, if a portion of the principal of any Original Issue Discount Securities shall have been accelerated and declared due and payable pursuant to the provisions hereof, then, from and after such declaration, unless such declaration has been rescinded and annulled, the principal amount of such Original Issue Discount Securities shall be deemed, for all purposes hereunder, to be such portion of the principal thereof as shall be due and payable as a result of such acceleration, and payment of such portion of the principal thereof as shall be due and payable as a result of such acceleration, together with interest, if any, thereon and all other amounts owing thereunder, shall constitute payment in full of such Original Issue Discount Securities.

     Section 4.02. Collection of Indebtedness by Trustee; Trustee May Prove Debt. Each of the Issuer and the Guarantor covenants that (a) in case default shall be made in the payment of any installment of interest on any of the Securities of any series when such interest shall have become due and payable, and such default shall have continued for a period of 30 days or (b) in case default shall be made in the payment of all or any part of the principal of any of the Securities of any series when the same shall have become due and payable, whether upon maturity of the Securities of such series or upon any redemption or by declaration or otherwise—then upon demand of the Trustee, the Issuer or the Guarantor, as the case may be, will pay to the Trustee for the benefit of the Holders of the Securities of such series the whole amount that then shall have become due and payable on all Securities of series for principal or interest, as the case may be (with interest to the date of such payment upon the overdue principal and, to the extent that payment of such interest is enforceable under applicable law, on overdue installments of interest at the same rate as the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) specified in the Securities of such series); and in addition thereto, such further amount as shall be sufficient to cover the costs and expenses of collection, including reasonable compensation to the Trustee and each predecessor Trustee, their respective agents, attorneys and counsel, and any expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of its negligence or bad faith.

     Until such demand is made by the Trustee, the Issuer or the Guarantor, as the case may be, may pay the principal of and interest on the Securities of any series to the registered holders, whether or not the principal of and interest on the Securities of such series be overdue.

     In case the Issuer or the Guarantor shall fail forthwith to pay such amounts upon such demand, the Trustee, in its own name and as trustee of an express trust, shall be entitled and empowered to institute any action or proceedings at law or in equity for the collection of the sums so due and unpaid, and may prosecute any such action or proceedings to judgment or final decree, and may enforce any such judgment or final decree against the Issuer or the Guarantor or other obligor upon such Securities and collect in the manner provided by law out of the property of the Issuer or the Guarantor or other obligor upon such Securities, wherever situated, the moneys adjudged or decreed to be payable.

     In case there shall be pending proceedings relative to the Issuer or the Guarantor or any other obligor upon the Securities under Title 11 of the United States Code or any other applicable Federal or state bankruptcy, insolvency or other similar law, or in case a receiver, assignee or trustee in bankruptcy or reorganization, liquidator, sequestrator or similar official shall have been appointed for or taken possession of the Issuer or the Guarantor or such other obligor or the property of any of them, or in case of any other comparable judicial proceedings relative to the Issuer or the Guarantor or other obligor upon the Securities of any series, or to the creditors or property of the Issuer or the Guarantor or such other obligor, the Trustee, irrespective of whether the principal of any Securities shall then be due and payable as therein expressed or by declaration or otherwise and irrespective of whether the Trustee shall have made any demand pursuant to the provisions of this Section, shall be entitled and empowered, by intervention in such proceedings or otherwise:

     (a) to file and prove a claim or claims for the whole amount of principal and interest (or, if the Securities of any series are Original Issue Discount Securities, such portion of the principal amount as may be specified in the terms of such series) owing and unpaid in respect of the Securities of any series, and to file such other papers or documents as may be necessary or advisable in order to have the claims of the Trustee (including any claim for reasonable compensation to the Trustee and each predecessor Trustee, and their respective agents, attorneys and counsel, and for reimbursement of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee, except as a result of negligence or bad faith) and of the Securityholders allowed in any judicial proceedings relative to the Issuer or the Guarantor or other obligor upon the Securities of any series, or to the creditors or property of the Issuer or the Guarantor or such other obligor,

     (b) unless prohibited by applicable law and regulations, to vote on behalf of the holders of the Securities of any series in any election of a trustee or a standby trustee in arrangement, reorganization, liquidation or other bankruptcy or insolvency proceedings or person performing similar functions in comparable proceedings, and

     (c) to collect and receive any moneys or other property payable or deliverable on any such claims, and to distribute all amounts received with respect to the claims of the Securityholders and of the Trustee on their behalf; and any trustee, receiver, or liquidator, custodian or other similar official is hereby authorized by each of the Securityholders to make payments to the Trustee, and, in the event that the Trustee shall consent to the making of payments directly to the Securityholders, to pay to the Trustee such amounts as shall be sufficient to cover reasonable compensation to the Trustee, each predecessor Trustee and their respective agents, attorneys and counsel, and all other expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith.

     Nothing herein contained shall be deemed to authorize the Trustee to authorize or consent to or vote for or accept or adopt on behalf of any Securityholder any plan or reorganization, arrangement, adjustment or composition affecting the Securities of any series or the rights of any Holder thereof, or to authorize the Trustee to vote in respect of the claim of any Securityholder in any such proceeding except, as aforesaid, to vote for the election of a trustee in bankruptcy or similar person.

     All rights of action and of asserting claims under this Indenture, or under any of the Securities, may be enforced by the Trustee without the possession of any of the Securities or the production thereof on any trial or other proceedings relative thereto, and any such action or proceedings instituted by the Trustee shall be brought in its own name as trustee of an express trust, and any recovery of judgment, subject to the payment of the expenses, disbursements and compensation of the Trustee, each predecessor Trustee and their respective agents and attorneys, shall be for the ratable benefit of the holders of the Securities in respect of which such action was taken.

     In any proceedings brought by the Trustee (and also any proceedings involving the interpretation of any provision of this Indenture to which the Trustee shall be a party) the Trustee shall be held to represent all the holders of the Securities in respect to which such action was taken, and it shall not be necessary to make any holders of such Securities parties to any such proceedings.

     Section 4.03. Application of Proceeds. Any moneys collected by the Trustee pursuant to this Article in respect of any series shall be applied in the following order at the date or dates fixed by the Trustee and, in case of the distribution of such moneys on account of principal or interest, upon presentation of the several Securities in respect of which monies have been collected and stamping (or otherwise noting) thereon the payment, or issuing Securities of such series in reduced principal amounts in exchange for the presented Securities of like series if only partially paid, or upon surrender thereof if fully paid:

     FIRST: To the payment of costs and expenses applicable to such series in respect of which monies have been collected, including reasonable compensation to the Trustee and each predecessor Trustee and their respective agents and attorneys and of all expenses and liabilities incurred, and all advances made, by the Trustee and each predecessor Trustee except as a result of negligence or bad faith;

     SECOND: In case the principal of the Securities of such series in respect of which moneys have been collected shall not have become and be then due and payable, to the payment of interest on the Securities of such series in default in the order of the maturity of the installments of such interest, with interest (to the extent that such interest has been collected by the Trustee) upon the overdue installments of interest at the same rate as the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) specified in such Securities, such payments to be made ratably to the persons entitled thereto, without discrimination or preference;

     THIRD: In case the principal of the Securities of such series in respect of which moneys have been collected shall have become and shall be then due and payable, to the payment of the whole amount then owing and unpaid upon all the Securities of such series for principal and interest, with interest upon the overdue principal, and (to the extent that such interest has been collected by the Trustee) upon overdue installments of interest at the same rate as the rate of interest or Yield to Maturity (in the case of Original Issue Discount Securities) specified in the Securities of such series; and in case such moneys shall be insufficient to pay in full the whole amount so due and unpaid upon the Securities of such series, then to the payment of such principal and interest or Yield to Maturity, without preference or priority of principal over interest or Yield to Maturity, or of interest or Yield to Maturity over principal, or of any installment of interest over any other installment of interest, or of any Security of such series over any other Security of such series, ratably to the aggregate of such principal and accrued and unpaid interest or Yield to Maturity; and

     FOURTH: To the payment of the remainder, if any, to the Issuer or any other person lawfully entitled thereto.

     Section 4.04. Suits for Enforcement. In case an Event of Default has occurred, has not been waived and is continuing, the Trustee may in its discretion proceed to protect and enforce the rights vested in it by this Indenture by such appropriate judicial proceedings as the Trustee shall deem necessary to protect and enforce any of such rights, either at law or in equity or in bankruptcy or otherwise, whether for the specific enforcement of any covenant or agreement contained in this Indenture or in aid of the exercise of any power granted in this Indenture or to enforce any other legal or equitable right vested in the Trustee by this Indenture or by law.

     Section 4.05. Restoration of Rights on Abandonment of Proceeding. In case the Trustee shall have proceeded to enforce any right under this Indenture and such proceedings shall have been discontinued or abandoned for any reason, or shall have been determined adversely to the Trustee, then and in every such case the Issuer, the Guarantor and the Trustee shall be restored respectively to their former positions and rights hereunder, and all rights, remedies and powers of the Issuer, the Guarantor and the Trustee and the Securityholders shall continue as though no such proceedings had been taken.

     Section 4.06. Limitations on Suits by Securityholder. No holder of any Security of any series shall have any right by virtue or by availing of any provision of this Indenture to institute any action or proceeding at law or in equity or in bankruptcy or otherwise upon or under or with respect to this Indenture, or for the appointment of a trustee, receiver, liquidator, custodian or other similar official or for any other remedy hereunder, unless such Holder previously shall have given to the Trustee written notice of default and of the continuance thereof, as hereinbefore provided, and unless also the Holders of not less than 25% in aggregate principal amount of the Securities of each affected series then Outstanding (treated as a single class) shall have made written request upon the

Trustee to institute such action or proceedings in its own name as trustee hereunder and shall have offered to the Trustee such reasonable indemnity as it may require against the costs, expenses and liabilities to be incurred therein or thereby and the Trustee for 60 days after its receipt of such notice, request and offer of indemnity shall have failed to institute any such action or proceeding and no direction inconsistent with such written request shall have been given to the Trustee pursuant to Section 4.09; it being understood and intended, and being expressly covenanted by the taker and Holder of every Security with every other taker and Holder and the Trustee, that no one or more Holders of Securities of any series shall have any right in any manner whatever by virtue or by availing of any provision of this Indenture to affect, disturb or prejudice the rights of any other such Holder of Securities, or to obtain or seek to obtain priority over or preference to any other such Holder or to enforce any right under this Indenture, except in the manner herein provided and for the equal, ratable and common benefit of all Holders of Securities of the applicable series. For the protection and enforcement of the provisions of this Section, each and every Securityholder and the Trustee shall be entitled to such relief as can be given either at law or in equity.

     Section 4.07. Unconditional Right of Securityholders to Institute Certain Suits. Notwithstanding any other provision in this Indenture and any provision of any Security, the right of any Holder of any Security to receive payment of the principal of and interest on such Security on or after the respective due dates expressed in such Security, or to institute suit for the enforcement of any such payment on or after such respective dates, shall not be impaired or affected without the consent of such Holder.

     Section 4.08. Powers and Remedies Cumulative; Delay or Omission Not Waiver of Default. Except as provided in Section 4.06, no right or remedy herein conferred upon or reserved to the Trustee or to the Securityholders is intended to be exclusive of any other right or remedy, and every right and remedy shall, to the extent permitted by law, be cumulative and in addition to every other right and remedy given hereunder or now or hereafter existing at law or in equity or otherwise. The assertion or employment of any right or remedy hereunder, or otherwise, shall not prevent the concurrent assertion or employment of any other appropriate right or remedy.

     No delay or omission of the Trustee or of any Securityholder to exercise any right or power accruing upon any Event of Default occurring and continuing as aforesaid shall impair any such right or power or shall be construed to be a waiver of any such Event of Default or an acquiescence therein; and, subject to Section 4.06, every power and remedy given by this Indenture or by law to the Trustee or to the Securityholders may be exercised from time to time, and as often as shall be deemed expedient, by the Trustee or by the Securityholders.

     Section 4.09. Control by Securityholders. The Holders of a majority in aggregate principal amount of the Securities of each series affected (with all such series voting as a single class) at the time Outstanding shall have the right to direct the time, method, and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee with respect to the Securities of such series by this Indenture; provided that such direction shall not be otherwise than in accordance with law and the provisions of this Indenture and provided further that (subject to the provisions of Section 5.01) the Trustee shall have the right to decline to follow any such direction if the Trustee, being advised by counsel, shall determine that the action or proceeding so directed may not lawfully be taken or if the Trustee in good faith by its board of directors, the executive committee, or a trust committee of directors or Responsible Officers of the Trustee shall determine that the action or proceedings so directed would involve the Trustee in personal liability or if the Trustee in good faith shall so determine that the actions or forebearances specified in or pursuant to such direction would be unduly prejudicial to the interests of Holders of the Securities of all series so affected not joining in the giving of said direction, it being understood that (subject to Section 5.01) the Trustee shall have no duty to ascertain whether or not such actions or forebearances are unduly prejudicial to such Holders.

     Nothing in this Indenture shall impair the right of the Trustee in its discretion to take any action deemed proper by the Trustee and which is not inconsistent with such direction or directions by Securityholders.

     Section 4.10. Waiver of Past Defaults. Prior to the acceleration of the maturity of any Securities as provided in Section 4.01, the Holders of a majority in aggregate principal amount of the Securities of all series at the time Outstanding with respect to which an Event of Default shall have occurred and be continuing (voting as a single class) may on behalf of the Holders of all such Securities waive any past default or Event of Default described in Section 4.01 and its consequences, except a default in respect of a covenant or provision hereof which cannot be modified or amended without the consent of the Holder of each Security affected. In the case of any such waiver, the Issuer, the Guarantor, the Trustee and the Holders of all such Securities shall be restored to their former positions and rights hereunder, respectively; but no such waiver shall extend to any subsequent or other default or impair any right consequent thereon.

     Upon any such waiver, such default shall cease to exist and be deemed to have been cured and not to have occurred, and any Event of Default arising therefrom shall be deemed to have been cured, and not to have occurred for every purpose of this Indenture; but no such waiver shall extend to any subsequent or other default or Event of Default or impair any right consequent thereon.

     Section 4.11. Trustee to Give Notice of Default, But May Withhold in Certain Circumstances. The Trustee shall give to the Securityholders of any series, as the names and addresses of such Holders appear on the registry books, notice by mail of all defaults known to the Trustee which have occurred with respect to such series, such notice to be transmitted within 90 days after the occurrence thereof, unless such defaults shall have been cured before the giving of such notice (the term “default” or “defaults” for the purposes of this section being hereby defined to mean any event or condition which is, or with notice or lapse of time or both would become, an Event of Default); provided that, except in the case of default in the payment of the principal of or interest on any of the Securities of such series, or in the payment of any sinking or purchase fund installment with respect to the Securities of such series, the Trustee shall be protected in withholding such notice if and so long as the board of directors, the executive committee, or a trust committee of directors or trustees and/or Responsible Officers of the Trustee in good faith determines that the withholding of such notice is in the interests of the Securityholders of such series.

     Section 4.12. Right of Court to Require Filing of Undertaking to Pay Costs. All parties to this Indenture agree, and each Holder of any Security by his acceptance thereof shall be deemed to have agreed, that any court may in its discretion require, in any suit for the enforcement of any right or remedy under this Indenture or in any suit against the Trustee for any action taken, suffered or omitted by it as Trustee, the filing by any party litigant in such suit of an undertaking to pay the costs of such suit, and that such court may in its discretion assess reasonable costs, including reasonable attorneys’ fees, against any party litigant in such suit, having due regard to the merits and good faith of the claims or defenses made by such party litigant; but the provisions of this section shall not apply to any suit instituted by the Trustee, to any suit instituted by any Securityholder or group of Securityholders of any series holding in the aggregate more than 10% in aggregate principal amount of the Securities of such series, or, in the case of any suit relating to or arising under clauses 4.01(b) or 4.01(e) (if the suit relates to Securities of more than one but less than all series), 10% in aggregate principal amount of Securities Outstanding affected thereby, or in the case of any suit relating to or arising under clauses 4.01(b) or 4.01(e) (if the suit relates to all the Securities then Outstanding), 4.01(c) or 4.01(d), 10% in aggregate principal amount of all Securities Outstanding, or to any suit instituted by any Securityholder for the enforcement of the payment of the principal of or interest on any Security on or after the due date expressed in such Security.

ARTICLE 5
CONCERNING THE TRUSTEE

     Section 5.01. Duties and Responsibilities of the Trustee; During Default; Prior to Default. With respect to the Holders of any series of Securities issued hereunder, the Trustee, prior to the occurrence of an Event of Default with respect to the Securities of a particular series and after the curing or waiving of all Events of Default which may have occurred with respect to such series, undertakes to perform such duties and only such duties as are specifically set forth in this Indenture. In case an Event of Default with respect to the Securities of a series has occurred (which has not been cured or waived) the Trustee shall exercise with respect to such series of Securities such of the rights and powers vested in it by this Indenture, and use the same degree of care and skill in their exercise, as a prudent person would exercise or use under the circumstances in the conduct of his or her own affairs.

     No provision of this Indenture shall be construed to relieve the Trustee from liability for its own negligent action, its own negligent failure to act or its own willful misconduct, except that

     (a) prior to the occurrence of an Event of Default with respect to the Securities of any series and after the curing or waiving of all such Events of Default with respect to such series which may have occurred:

     (i) the duties and obligations of the Trustee with respect to the Securities of any Series shall be determined solely by the express provisions of this Indenture, and the Trustee shall not be liable except for the performance of such duties and obligations as are specifically set forth in this Indenture, and no implied covenants or obligations shall be read into this Indenture against the Trustee; and

     (ii) in the absence of bad faith on the part of the Trustee, the Trustee may conclusively rely, as to the truth of the statements and the correctness of the opinions expressed therein, upon any statements, certificates or opinions furnished to the Trustee and conforming to the requirements of this Indenture; but in the case of any such statements, certificates or opinions which by any provision hereof are specifically required to be furnished to the Trustee, the Trustee shall be under a duty to examine the same to determine whether or not they conform to the requirements of this Indenture;

     (b) the Trustee shall not be liable for any error of judgment made in good faith by a Responsible Officer or Responsible Officers of the Trustee, unless it shall be proved that the Trustee was negligent in ascertaining the pertinent facts;

     (c) the Trustee shall not be liable with respect to any action taken or omitted to be taken by it in good faith in accordance with the direction of the holders pursuant to Section 4.09 relating to the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred upon the Trustee, under this Indenture; and

     (d) whether or not therein expressly so provided, every provision of this Indenture relating to the conduct or affecting the liability of or affording protection to the Trustee shall be subject to the provisions of this Section.

     None of the provisions contained in this Indenture shall require the Trustee to expend or risk its own funds or otherwise incur personal financial liability in the performance of any of its duties or in the exercise of any of its rights or powers, if there shall be reasonable ground for believing that the repayment of such funds or adequate indemnity against such liability is not reasonably assured to it.

     The provisions of this Section 5.01 are in furtherance of and subject to Sections 315 and 316 of the Trust Indenture Act of 1939.

     Section 5.02. Certain Rights of the Trustee. In furtherance of and subject to the Trust Indenture Act of 1939, and subject to Section 5.01:

     (a) the Trustee may conclusively rely and shall be fully protected in acting or refraining from acting upon any resolution, Officers’ Certificate, Guarantor’s Officers’ Certificate or any other certificate, statement, instrument, opinion, report, notice, request, consent, order, bond, debenture, note, coupon, security or other paper or document (whether in original or facsimile form) believed by it to be genuine and to have been signed or presented by the proper party or parties;

     (b) any request, direction, order or demand of the Issuer or the Guarantor mentioned herein shall be sufficiently evidenced by an Officers’ Certificate or a Guarantor’s Officers’ Certificate, as the case may be (unless other evidence in respect thereof be herein specifically prescribed); and any resolution of the Board or of the Guarantor’s Board of Directors may be evidenced to the Trustee by a copy thereof certified by the secretary or an assistant secretary of the Issuer or the Guarantor, as the case may be;

     (c) the Trustee may consult with counsel and any advice or Opinion of Counsel shall be full and complete authorization and protection in respect of any action taken, suffered or omitted to be taken by it hereunder in good faith and in accordance with such advice or Opinion of Counsel;

     (d) the Trustee shall be under no obligation to exercise any of the trusts or powers vested in it by this Indenture at the request, order or direction of any of the Securityholders pursuant to the provisions of this Indenture, unless such Securityholders shall have offered to the Trustee reasonable security or indemnity reasonably satisfactory to it against the costs, expenses and liabilities which might be incurred therein or thereby;

     (e) the Trustee shall not be liable for any action taken or omitted by it in good faith and believed by it to be authorized or within the discretion, rights or powers conferred upon it by this Indenture;

     (f) prior to the occurrence of an Event of Default hereunder and after the curing or waiving of all Events of Default, the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, approval, appraisal, bond, debenture, note, coupon, security, or other paper or document unless requested in writing so to do by the holders of not less than a majority in aggregate principal amount of the Securities of all series affected then outstanding; provided that, if the payment within a reasonable time to the Trustee of the costs, expenses or liabilities likely to be incurred by it in the making of such investigation is, in the opinion of the Trustee, not reasonably assured to the Trustee by the security afforded to it by the terms of this Indenture, the Trustee may require indemnity reasonably satisfactory to it against such expenses or liabilities as a condition to proceeding; the reasonable expenses of every such investigation shall be paid by the Issuer or the Guarantor or, if paid by the Trustee or any predecessor trustee, shall be repaid by the Issuer or the Guarantor upon demand;

     (g) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys not regularly in its employ and the Trustee shall not be responsible for any misconduct or negligence on the part of any such agent or attorney appointed with due care by it hereunder;

     (h) the Trustee shall not be bound to make any investigation into the facts or matters stated in any resolution, certificate, statement, instrument, opinion, report, notice, request, direction, consent, order, bond, debenture, note, other evidence of indebtedness or other paper or document, but the Trustee, in its discretion, may make such further inquiry or investigation into such facts or matters as it may see fit, and shall incur no liability or additional liability of any kind by reason of such inquiry or investigation;

     (i) the Trustee may execute any of the trusts or powers hereunder or perform any duties hereunder either directly or by or through agents or attorneys and the Trustee shall not be responsible for any misconduct or negligence on the part of any agent or attorney appointed with due care by it hereunder;

     (j) the Trustee shall not be deemed to have notice of any Default or Event of Default unless a Responsible Officer of the Trustee has actual knowledge thereof or unless written notice of any event which is in fact such default is received by the Trustee at the Corporate Trust Office of the Trustee, and such notice references the Securities and this Indenture; and

     (k) the Trustee may request that the Issuer deliver an Officers’ Certificate setting forth the names of individuals and/or titles of officers authorized at such time to take specified actions pursuant to this Indenture, which Officers’ Certificate may be signed by any person authorized to sign an Officers’ Certificate, including any person specified as so authorized in any such certificate previously delivered and not superseded.

     Section 5.03. Trustee Not Responsible for Recitals, Disposition of Securities or Application of Proceeds Thereof. The recitals contained herein and in the Securities, except the Trustee’s certificates of authentication, shall be taken as the statements of the Issuer, and the Trustee assumes no responsibility for the correctness of the same. The Trustee makes no representation as to the validity or sufficiency of this Indenture or of the Securities. The Trustee shall not be accountable for the use or application by the Issuer of any of the Securities or of the proceeds thereof.

       Section 5.04. Trustee and Agents May Hold Securities; Collections, etc. The Trustee or any agent of the Issuer, the Guarantor or the Trustee, in its individual or any other capacity, may become the owner or pledgee of Securities with the same rights it would have if it were not the Trustee or such agent and may otherwise deal with the Issuer or the Guarantor and receive, collect, hold and retain collections from the Issuer or the Guarantor with the same rights it would have if it were not the Trustee or such agent.

     Section 5.05. Moneys Held by Trustee. Subject to the provisions of Section 9.04 hereof, all moneys received by the Trustee shall, until used or applied as herein provided, be held in trust for the purposes for which they were received, but need not be segregated from other funds except to the extent required by mandatory provisions of law. Neither the Trustee nor any agent of the Issuer or the Trustee shall be under any liability for interest on any moneys received by it hereunder.

     Section 5.06. Compensation and Indemnification of Trustee and its Prior Claim. Each of the Issuer and the Guarantor covenants and agrees to pay (without duplication) to the Trustee from time to time, and the Trustee shall be entitled to, reasonable compensation (which shall not be limited by any provision of law in regard to the compensation of a trustee of an express trust) and each of the Issuer and the Guarantor covenants and agrees to pay or reimburse the Trustee and each predecessor Trustee upon its request for all reasonable expenses, disbursements and advances incurred or made by or on behalf of it in accordance with any of the provisions of this Indenture (including the reasonable compensation and the expenses and disbursements of its counsel and of all agents and other persons not regularly in its employ) except to the extent any such expense, disbursement or advance may arise from its negligence or bad faith. The Issuer and the Guarantor each also covenants to indemnify the Trustee and each predecessor Trustee for, and to hold it harmless against, any loss, liability, claim, damage or expense arising out of or in connection with the acceptance or administration of this Indenture or the trusts hereunder and the performance of its duties hereunder, including the costs and expenses of defending itself against or investigating any claim of liability in the premises, except to the extent such loss, liability, claim, damage or expense is due to the negligence or bad faith of the Trustee, its agents or employees or such predecessor Trustee. The obligations of the Issuer and the Guarantor under this section to compensate and indemnify the Trustee and each predecessor Trustee and to pay or reimburse the Trustee and each predecessor Trustee for expenses, disbursements and advances shall constitute additional indebtedness hereunder and shall survive the satisfaction and discharge of this Indenture and resignation or removal of the Trustee. Such additional indebtedness shall be a senior claim to that of the Securities upon all property and funds held or collected by the Trustee as such, except funds held in trust for the benefit of the holders of particular Securities, and the Securities are hereby subordinated to such senior claim.

       Section 5.07. Right of Trustee to Reply on Officers’ Certificate, etc. Subject to Sections 5.01 and 5.02, whenever in the administration of the trusts of this Indenture the Trustee shall deem it necessary or desirable that a matter be proved or established prior to taking or suffering or omitting any action hereunder, such matter (unless other evidence in respect thereof be herein specifically prescribed) may, in the absence of negligence or bad faith on the part of the Trustee, be deemed to be conclusively proved and established by an Officers’ Certificate delivered to the Trustee, and such certificate, in the absence of negligence or bad faith on the part of the Trustee, shall be full warrant to the Trustee for any action taken, suffered or omitted by it under the provisions of this Indenture upon the faith thereof.

     Section 5.08. Persons Eligible for Appointment as Trustee. The Trustee for each series of Securities hereunder shall at all times be a corporation organized and doing business under the laws of the United States of America or the District of Columbia having a combined capital and surplus of at least $50,000,000, and which is eligible in accordance with the provisions of Section 310(a) of the Trust Indenture Act of 1939. If such corporation publishes reports of condition at least annually, pursuant to law or to the requirements of a Federal, State or District of Columbia supervising or examining authority, then for the purposes of this Section, the combined capital and surplus of such corporation shall be deemed to be its combined capital and surplus as set forth in its most recent report of condition so published.

     Section 5.09. Resignation and Removal; Appointment of Successor Trustee. (a) The Trustee, or any trustee or trustees hereafter appointed, may at any time resign with respect to one or more or all series of Securities by giving written notice of resignation to the Issuer and by mailing notice thereof by first class mail to Holders of the applicable series of Securities at their last addresses as they shall appear on the Security register. Upon receiving such notice of resignation, the Issuer or the Guarantor shall promptly appoint a successor trustee or trustees with respect to the applicable series by written instrument in duplicate, executed by authority of its board of directors, one copy of which instrument shall be delivered to the resigning Trustee and one copy to the successor trustee or trustees. If no successor trustee shall have been so appointed with respect to any series and have accepted appointment within 30 days after the mailing of such notice of resignation, the resigning trustee may petition, at the expense of the Issuer, any court of competent jurisdiction for the appointment of a successor trustee, or any Securityholder who has been a bona fide Holder of a Security or Securities of the applicable series for at least six months may, subject to the provisions of Section 4.12, on behalf of himself and all others similarly situated, petition any such court for the appointment of a successor trustee. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, appoint a successor trustee.

      (b) In case at any time any of the following shall occur:

     (i) the Trustee shall fail to comply with the provisions of Section 310(b) of the Trust Indenture Act of 1939 with respect to any series of Securities after written request therefor by the Issuer, the Guarantor or by any Securityholder who has been a bona fide Holder of a Security or Securities of such series for at least six months; or

     (ii) the Trustee shall cease to be eligible in accordance with the provisions of Section 310(a) of the Trust Indenture Act of 1939 and shall fail to resign after written request therefor by the Issuer, the Guarantor or by any Securityholder; or

     (iii) the Trustee shall become incapable of acting with respect to any series of Securities, or shall be adjudged a bankrupt or insolvent, or a receiver or liquidator of the Trustee or of its property shall be appointed, or any public officer shall take charge or control of the Trustee or of its property or affairs for the purpose of rehabilitation, conservation or liquidation;

then, in any such case, the Issuer or the Guarantor may remove the Trustee with respect to the applicable series of Securities and appoint a successor trustee for such series by written instrument, in duplicate, executed by order of the Board or of the Guarantor’s Board of Directors, one copy of which instrument shall be delivered to the Trustee so removed and one copy to the successor trustee, or, subject to Section 315(e) of the Trust Indenture Act of 1939, any Securityholder who has been a bona fide Holder of a Security or Securities of such series for at least six months on behalf of himself and all others similarly situated or the Trustee so removed may petition any court of competent jurisdiction for the removal of the Trustee and the appointment of a successor trustee with respect to such series. Such court may thereupon, after such notice, if any, as it may deem proper and prescribe, remove the Trustee and appoint a successor trustee.

     (c) The Holders of a majority in aggregate principal amount of the Securities of each series at the time outstanding may at any time remove the Trustee with respect to Securities of such series and appoint a successor trustee with respect to the Securities of such series by delivering to the Trustee so removed, to the successor trustee so appointed and to the Issuer the evidence provided for in Section 6.01 of the action in that regard taken by the Securityholders.

     (d) Any resignation or removal of the Trustee with respect to any series and any appointment of a successor trustee with respect to such series pursuant to any of the provisions of this Section 5.09 shall become effective upon acceptance of appointment by the successor trustee as provided in Section 5.10.

     Section 5.10. Acceptance of Appointment By Successor Trustee. Any successor trustee appointed as provided in Section 5.09 shall execute and deliver to the Issuer, the Guarantor and to its predecessor trustee an instrument accepting such appointment hereunder, and thereupon the resignation or removal of the predecessor trustee with respect to all or any applicable series shall become effective and such successor trustee, without any further act, deed or conveyance, shall become vested with all rights, powers, duties and obligations with respect to such series of its predecessor hereunder, with like effect as if originally named as trustee for such series hereunder; but, nevertheless, on the written request of the Issuer, the Guarantor or of the successor trustee, upon payment of its charges then unpaid, the trustee ceasing to act shall, subject to Section 9.04, pay over to the successor trustee all moneys at the time held by it hereunder and shall execute and deliver an instrument transferring to such successor trustee all such rights, powers, duties and obligations. Upon request of any such successor trustee, the Issuer or the Guarantor shall execute any and all instruments in writing for more fully and certainly vesting in and confirming to such successor trustee all such rights and powers. Any trustee ceasing to act shall, nevertheless, retain a prior claim upon all property or funds held or collected by such trustee to secure any amounts then due it pursuant to the provisions of Section 5.06.

     If a successor trustee is appointed with respect to the Securities of one or more (but not all) series, the Issuer, the Guarantor, the predecessor Trustee and each successor trustee with respect to the Securities of any applicable series shall execute and deliver an indenture supplemental hereto which shall contain such provisions as shall be deemed necessary or desirable to confirm that all the rights, powers, trusts and duties of the predecessor Trustee with respect to the Securities of any series as to which the predecessor Trustee is not retiring shall continue to be vested in the predecessor Trustee, and shall add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, it being understood that nothing herein or in such supplemental indenture shall constitute such trustees co-trustees of the same trust and that each such trustee shall be trustee of a trust or trusts under separate indentures.

     Upon acceptance of appointment by any successor trustee as provided in this Section 5.10, the Issuer or the Guarantor shall mail notice thereof by first-class mail to the Holders of Securities of any series for which such successor trustee is acting as trustee at their last addresses as they shall appear in the Security register. If the acceptance of appointment is substantially contemporaneous with the resignation, then the notice called for by the preceding sentence may be combined with the notice called for by Section 5.09. If the Issuer or the Guarantor fails to mail such notice within ten days after acceptance of appointment by the successor trustee, the successor trustee shall cause such notice to be mailed at the expense of the Issuer or the Guarantor.

     Section 5.11. Merger, Conversion, Consolidation or Succession to Business of Trustee. Any corporation into which the Trustee may be merged or converted or with which it may be consolidated, or any corporation resulting from any merger, conversion or consolidation to which the Trustee shall be a party, or any corporation succeeding to all or substantially all of the corporate trust business of the Trustee, shall be the successor of the Trustee hereunder, provided that such corporation shall be eligible under the provisions of Section 5.08, without the execution or filing of any paper or any further act on the part of any of the parties hereto, anything herein to the contrary notwithstanding.

     In case at the time such successor to the Trustee shall succeed to the trusts created by this Indenture any of the Securities of any series shall have been authenticated but not delivered, any such successor to the Trustee may adopt the certificate of authentication of any predecessor Trustee and deliver such Securities so authenticated; and, in case at that time any of the Securities of any series shall not have been authenticated, any successor to the Trustee may authenticate such Securities either in the name of any predecessor hereunder or in the name of the successor Trustee; and in all such cases such certificate shall have the full force which it is anywhere in the Securities of such series or in this Indenture provided that the certificate of the Trustee shall have; provided, that the right to adopt the certificate of authentication of any predecessor Trustee or to authenticate Securities of any series in the name of any predecessor Trustee shall apply only to its successor or successors by merger, conversion or consolidation.

ARTICLE 6
CONCERNING THE SECURITYHOLDERS

     Section 6.01. Evidence of Action Taken by Securityholders. Any request, demand, authorization, direction, notice, consent, waiver or other action provided by this Indenture to be given or taken by a specified percentage in principal amount of the Securityholders of any or all series may be embodied in and evidenced by one or more instruments of substantially similar tenor signed by such specified percentage of Securityholders in person or by agent duly appointed in writing; and, except as herein otherwise expressly provided, such action shall become effective when such instrument or instruments are delivered to the Trustee. Proof of execution of any instrument or of a writing appointing any such agent shall be sufficient for any purpose of this Indenture and (subject to Sections 5.01 and 5.02) conclusive in favor of the Trustee and the Issuer, if made in the manner provided in this Article.

     Section 6.02. Proof of Execution of Instruments and of Holding of Securities; Record Date. Subject to Sections 5.01 and 5.02, the execution of any instrument by a Securityholder or his agent or proxy may be proved in accordance with such reasonable rules and regulations as may be prescribed by the Trustee or in such manner as shall be satisfactory to the Trustee. The holding of Securities shall be proved by the Security register or by a certificate of the registrar thereof. The Issuer may set a record date for purposes of determining the identity of holders of Securities of any series entitled to vote or consent to any action referred to in Section 6.01, which record date may be set at any time or from time to time by notice to the Trustee, for any date or dates (in the case of any adjournment or reconsideration) not more than 60 days nor less than five days prior to the proposed date of such vote or consent, and thereafter, notwithstanding any other provisions hereof, only holders of Securities of such series of record on such record date shall be entitled to so vote or give such consent or revoke such vote or consent.

     Section 6.03. Holders to be Treated as Owners. The Issuer, the Trustee and any agent of the Issuer or the Trustee may deem and treat the person in whose name any Security shall be registered upon the Security register for such series as the absolute owner of such Security (whether or not such Security shall be overdue and notwithstanding any notation of ownership or other writing thereon) for the purpose of receiving payment of or on account of the principal of and, subject to the provisions of this Indenture, interest on such Security and for all other purposes; and none of the Issuer, the Guarantor or the Trustee or any agent of the Issuer, the Guarantor or the Trustee shall be affected by any notice to the contrary. All such payments so made to any such person, or upon his order, shall be valid, and, to the extent of the sum or sums so paid, effectual to satisfy and discharge the liability for moneys payable upon any such Security.

     Section 6.04. Securities Owned by Issuer Deemed Not Outstanding. In determining whether the Holders of the requisite aggregate principal amount of Outstanding Securities of any or all series have concurred in any direction, consent or waiver under this Indenture, Securities which are owned by the Issuer, the Guarantor or any other obligor on the Securities with respect to which such determination is being made or by any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, the Guarantor or any other obligor on the Securities with respect to which such determination is being made shall be disregarded and deemed not to be Outstanding for the purpose of any such determination, except that for the purpose of determining whether the Trustee shall be protected in relying on any such direction, consent or waiver only Securities which a Responsible Officer of the Trustee knows are so owned shall be so disregarded. Securities so owned which have been pledged in good faith may be regarded as Outstanding if the pledgee establishes to the satisfaction of the Trustee the pledgee’s right so to act with respect to such Securities and that the pledgee is not the Issuer, the Guarantor or any other obligor upon the Securities or any person directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, the Guarantor or any other obligor on the Securities. In case of a dispute as to such right, the advice of counsel shall be full protection in respect of any decision made by the Trustee in accordance with such advice. Upon request of the Trustee, the Issuer shall furnish to the Trustee promptly an Officers’ Certificate listing and identifying all Securities, if any, known by the Issuer to be owned or held by or for the account of any of the above-described persons; and, subject to Sections 5.01 and 5.02, the Trustee shall be entitled to accept such Officers’ Certificate as conclusive evidence of the facts therein set forth and of the fact that all Securities not listed therein are Outstanding for the purpose of any such determination.

     Section 6.05. Right of Revocation of Action Taken. At any time prior to (but not after) the evidencing to the Trustee, as provided in Section 6.01, of the taking of any action by the Holders of the percentage in aggregate principal amount of the Securities of any or all series, as the case may be, specified in this Indenture in connection with such action, any Holder of a Security the serial number of which is shown by the evidence to be included among the serial numbers of the Securities the Holders of which have consented to such action may, by filing written notice at the Corporate Trust Office and upon proof of holding as provided in this Article, revoke such action so far as concerns such Security. Except as aforesaid any such action taken by the Holder of any Security shall be conclusive and binding upon such Holder and upon all future Holders and owners of such Security and of any Securities issued in exchange or substitution therefor or on registration of transfer thereof, irrespective of whether or not any notation in regard thereto is made upon any such Security. Any action taken by the Holders of the percentage in aggregate principal amount of the Securities of any or all series, as the case may be, specified in this Indenture in connection with such action shall be conclusively binding upon the Issuer, the Guarantor, the Trustee and the Holders of all the Securities affected by such action.

ARTICLE 7
SUPPLEMENTAL INDENTURES

      Section 7.01. Supplemental Indentures Without Consent of Securityholders. The Issuer, when authorized by a resolution of its Board (which resolutions may provide general authorization for such action and may provide that the specific terms of such action may be determined by officers of the Issuer authorized thereby) and the Guarantor, when authorized by a resolution of the Guarantor’s Board of Directors, and the Trustee may from time to time and at any time enter into an indenture or indentures supplemental hereto for one or more of the following purposes:

     (a) to convey, transfer, assign, mortgage or pledge to the Trustee as security for the Securities of one or more series any property or assets;

     (b) to evidence the succession of another legal entity to the Issuer or the Guarantor, as the case may be, or successive successions, and the assumption by the successor legal entity of the covenants, agreements and obligations of the Issuer or the Guarantor, as the case may be, pursuant to Article 8;

     (c) to add to the covenants of the Issuer or the Guarantor, as the case may be, such further covenants, restrictions, conditions or provisions as the Issuer or the Guarantor, as the case may be, and the Trustee shall consider to be for the protection of the Holders of Securities, and to make the occurrence, or the occurrence and continuance, of a default in any such additional covenants, restrictions, conditions or provisions an Event of Default permitting the enforcement of all or any of the several remedies provided in this Indenture as herein set forth; provided, that in respect of any such additional covenant, restriction, condition or provision such supplemental indenture may provide for a particular period of grace after default (which period may be shorter or longer than that allowed in the case of other defaults) or may provide for an immediate enforcement upon such an Event of Default or may limit the remedies available to the Trustee upon such an Event of Default or may limit the right of the Holders of a majority in aggregate principal amount of the Securities of such series to waive such an Event of Default;

     (d) to cure any ambiguity or to correct or supplement any provision contained herein or in any supplemental indenture which may be defective or inconsistent with any other provision contained herein or in any supplemental indenture; or to make such other provisions in regard to matters or questions arising under this Indenture or under any supplemental indenture as the Issuer or the Guarantor may deem necessary or desirable and which shall not adversely affect the interests of the Holders of the Securities in any material respect;

     (e) to establish the form or terms of Securities of any series as permitted by Sections 2.01 and 2.03;

     (f) to evidence and provide for the acceptance of appointment hereunder by a successor trustee with respect to the Securities of one or more series and to add to or change any of the provisions of this Indenture as shall be necessary to provide for or facilitate the administration of the trusts hereunder by more than one trustee, pursuant to the requirements of Section 5.10; and

     (g) to evidence the assumption by the Guarantor of all of the rights and obligations of the Issuer hereunder with respect to a series of Securities and under the Securities of such series and the release of the Issuer from its liabilities hereunder and under such Securities as obligor on the Securities of such series, all as provided in Section 12.07 hereof.

     The Trustee is hereby authorized to join with the Issuer and the Guarantor in the execution of any such supplemental indenture, to make any further appropriate agreements and stipulations which may be therein contained and to accept the conveyance, transfer, assignment, mortgage or pledge of any property thereunder, but the Trustee shall not be obligated to enter into any such supplemental indenture which affects the Trustee’s own rights, duties or immunities under this Indenture or otherwise.

     Any supplemental indenture authorized by the provisions of this section may be executed without the consent of the Holders of any of the Securities at the time outstanding, notwithstanding any of the provisions of Section 7.02.

      Section 7.02. Supplemental Indentures With Consent of Securityholders. With the consent (evidenced as provided in Article 6) of the Holders of not less than a majority in aggregate principal amount of the Securities at the time Outstanding of all series affected by such supplemental indenture (voting as one class), the Issuer, when authorized by a resolution of its Board, and the Guarantor, when authorized by a resolution of the Guarantor’s Board of Directors (which resolutions may provide general authorization for such action and may provide that the specific terms of such action may be determined by officers of the Issuer or the Guarantor, as the case may be, authorized thereby), and the Trustee may, from time to time and at any time, enter into an indenture or indentures supplemental hereto for the purpose of adding any provisions to or changing in any manner or eliminating any of the provisions of this Indenture or of any supplemental indenture or of modifying in any manner the rights of the Holders of the Securities of each such series; provided, that no such supplemental indenture shall (a) (i) extend the final maturity of any Security, (ii) reduce the principal amount thereof, (iii) reduce the rate or extend the time of payment of interest thereon, (iv) reduce any amount payable on redemption thereof, (v) make the principal thereof (including any amount in respect of original issue discount), or interest thereon payable in any coin or currency other than that provided in the Securities or in accordance with the terms thereof, (vi) modify or amend any provisions for converting any currency into any other currency as provided in the Securities or in accordance with the terms thereof, (vii) reduce the amount of the principal of an Original Issue Discount Security that would be due and payable upon an acceleration of the maturity thereof pursuant to Section 4.01 or the amount thereof provable in bankruptcy pursuant to Section 4.02, (viii) modify or amend any provisions relating to the conversion or exchange of the Securities for securities of the Issuer or the Guarantor or of other entities or other property (or the cash value thereof), including the determination of the amount of securities or other property (or cash) into which the Securities shall be converted or exchanged, other than as provided in the antidilution provisions or other similar adjustment provisions of the Securities or otherwise in accordance with the terms thereof, (ix) alter the provisions of Section 10.11 or Section 10.13 or impair or affect the right of any Securityholder to institute suit for the payment thereof or, if the Securities provide therefor, any right of repayment at the option of the Securityholder, in each case without the consent of the Holder of each Security so affected, or (b) reduce the aforesaid percentage of Securities of any series, the consent of the Holders of which is required for any such supplemental indenture, without the consent of the Holders of each Security so affected.

     A supplemental indenture which changes or eliminates any covenant or other provision of this Indenture which has expressly been included solely for the benefit of one or more particular series of Securities, or which modifies the rights of holders of Securities of such series, with respect to such covenant or provision, shall be deemed not to affect the rights under this Indenture of the holders of Securities of any other series.

     Upon the request of the Issuer, accompanied by a copy of a resolution of the Board (which resolutions may provide general authorization for such action and may provide that the specific terms of such action may be determined by officers of the Issuer authorized thereby) certified by the secretary or an assistant secretary of the Issuer authorizing the execution of any such supplemental indenture, and upon the filing with the Trustee of evidence of the consent of Securityholders as aforesaid and other documents, if any, required by Section 6.01, the Trustee shall join with the Issuer and the Guarantor in the execution of such supplemental indenture unless such supplemental indenture affects the

Trustee’s own rights, duties or immunities under this Indenture or otherwise, in which case the Trustee may in its discretion, but shall not be obligated to, enter into such supplemental indenture.

     It shall not be necessary for the consent of the Securityholders under this section to approve the particular form of any proposed supplemental indenture, but it shall be sufficient if such consent shall approve the substance thereof.

     Promptly after the execution by the Issuer, the Guarantor and the Trustee of any supplemental indenture pursuant to the provisions of this Section, the Trustee shall give notice thereof by (a) first class mail to the Holders of Securities of each series affected thereby at their addresses as they shall appear on the registry books of the Issuer or (b) by any other means set forth in such supplemental indenture, setting forth in general terms the substance of such supplemental indenture. Any failure of the Trustee to mail such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such supplemental indenture.

     Section 7.03. Effect of Supplemental Indenture. Upon the execution of any supplemental indenture pursuant to the provisions hereof, this Indenture shall be and be deemed to be modified and amended in accordance therewith and the respective rights, limitations of rights, obligations, duties and immunities under this Indenture of the Trustee, the Issuer, the Guarantor and the Holders of Securities of each series affected thereby shall thereafter be determined, exercised and enforced hereunder subject in all respects to such modifications and amendments, and all the terms and conditions of any such supplemental indenture shall be and be deemed to be part of the terms and conditions of this Indenture for any and all purposes.

     Section 7.04. Documents to Be Given to Trustee. The Trustee, subject to the provisions of Sections 5.01 and 5.02, shall receive an Officers’ Certificate, a Guarantor’s Officers’ Certificate and an Opinion of Counsel as conclusive evidence that any supplemental indenture executed pursuant to this Article 7 complies with the applicable provisions of this Indenture.

     Section 7.05. Notation On Securities In Respect Of Supplemental Indentures. Securities of any series authenticated and delivered after the execution of any supplemental indenture pursuant to the provisions of this Article may bear a notation in form approved by the Trustee for such series as to any matter provided for by such supplemental indenture or as to any action taken by Securityholders. If the Issuer or the Trustee shall so determine, new Securities of any series so modified as to conform, in the opinion of the Trustee and the Board, to any modification of this Indenture contained in any such supplemental indenture may be prepared by the Issuer, authenticated by the Trustee and delivered in exchange for the Securities of such series then Outstanding.

ARTICLE 8
CONSOLIDATION, MERGER, SALE OR CONVEYANCE

     Section 8.01. Issuer May Consolidate, etc., on Certain Terms. The Issuer covenants that it will not merge or consolidate with any other Person or sell or convey all or substantially all of its assets to any Person, unless (i) either the Issuer shall be the continuing legal entity, or the successor legal entity or the Person which acquires by sale or conveyance substantially all the assets of the Issuer (if other than the Issuer) shall expressly assume the due and punctual payment of the principal of and interest on all the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or observed by the Issuer, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such legal entity, and (ii) the Issuer or such successor legal entity, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

     Section 8.02. Successor Substituted for the Issuer. In case of any such consolidation, merger, sale or conveyance, and following such an assumption by the successor legal entity, such successor legal entity shall succeed to and be substituted for the Issuer, with the same effect as if it had been named herein. Such successor legal entity may cause to be signed, and may issue either in its own name or in the name of the Issuer prior to such succession any or all of the Securities issuable hereunder which theretofore shall not have been signed by the Issuer and delivered to the Trustee; and, upon the order of such successor legal entity instead of the Issuer and subject to all the terms, conditions and limitations in this Indenture prescribed, the Trustee shall authenticate and shall deliver any Securities which previously shall have been signed and delivered by the officers of the Issuer to the Trustee for authentication, and any Securities which such successor legal entity thereafter shall cause to be signed and delivered to the Trustee for that purpose. All of the Securities so issued shall in all respects have the same legal rank and benefit under this Indenture as the Securities theretofore or thereafter issued in accordance with the terms of this Indenture as though all of such Securities had been issued at the date of the execution hereof.

     In case of any such consolidation, merger, sale, lease or conveyance such changes in phrasing and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

     In the event of any such sale or conveyance (other than a conveyance by way of lease) the Issuer or any successor legal entity which shall theretofore have become such in the manner described in this Article shall be discharged from all obligations and covenants under this Indenture and the Securities and may be liquidated and dissolved.

     Section 8.03. Guarantor May Consolidate, etc., on Certain Terms. The Guarantor covenants that it will not merge or consolidate with any other Person or sell or convey all or substantially all of its assets to any Person, unless (i) either the Guarantor shall be the continuing legal entity, or the successor legal entity or the Person which acquires by sale or conveyance substantially all the assets of the Guarantor (if other than theGuarantor) shall expressly assume the due and punctual payment of the principal of and interest on all the Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of this Indenture to be performed or observed by the Guarantor, by supplemental indenture satisfactory to the Trustee, executed and delivered to the Trustee by such legal entity, and (ii) the Guarantor or such successor legal entity, as the case may be, shall not, immediately after such merger or consolidation, or such sale or conveyance, be in default in the performance of any such covenant or condition.

     Section 8.04. Successor Substituted For The Guarantor. In case of any such consolidation, merger, sale or conveyance, and following such an assumption by the successor legal entity, such successor legal entity shall succeed to and be substituted for the Guarantor, with the same effect as if it had been named herein. In case of any such consolidation, merger, sale, lease or conveyance such changes in phrasing and form (but not in substance) may be made in the Securities thereafter to be issued as may be appropriate.

     In the event of any such sale or conveyance (other than a conveyance by way of lease) the Guarantor or any successor legal entity which shall theretofore have become such in the manner described in this Article shall be discharged from all obligations and covenants under this Indenture and the Securities and may be liquidated and dissolved.

     Section 8.05. Opinion of Counsel to Trustee. The Trustee, subject to the provisions of Sections 5.01 and 5.02, shall receive an Opinion of Counsel, prepared in accordance with Section 10.05, as conclusive evidence that any such consolidation, merger, sale, lease or conveyance, and any such assumption, and any such liquidation or dissolution, complies with the applicable provisions of this Indenture.

ARTICLE 9
SATISFACTION AND DISCHARGE OF INDENTURE; UNCLAIMED MONEYS

     Section 9.01. Satisfaction and Discharge of Indenture. (a) If at any time (i) the Issuer shall have paid or caused to be paid the principal of and interest on all the Securities of any series outstanding hereunder (other than Securities of such series which have been destroyed, lost or stolen and which have been replaced or paid as provided in Section 2.09) as and when the same shall have become due and payable, or (ii) the Issuer shall have delivered to the Trustee for cancellation all Securities of any series theretofore authenticated (other than any Securities of such series which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.09) or (iii) (A) all the securities of such series not theretofore delivered to the Trustee for cancellation shall have become due and payable, or are by their terms to become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption, and (B) the Issuer or the Guarantor shall have irrevocably deposited or caused to be deposited with the Trustee as trust funds the entire amount in cash (other than moneys repaid by the Trustee or any paying agent to the Issuer in accordance with Section 9.04) in the case of any series of Securities the payments on which may only be made in United States dollars, direct obligations of the United States of America, backed by its full faith and credit (“U.S. Government Obligations”), maturing as to principal and interest at such times and in such amounts as will insure the availability of cash, or a combination thereof, sufficient to pay at maturity or upon redemption all Securities of such series (other than any Securities of such series which shall have been destroyed, lost or stolen and which shall have been replaced or paid as provided in Section 2.09) not theretofore delivered to the Trustee for cancellation, including principal and interest due or to become due on or prior to such date of maturity as the case may be, and if, in any such case, the Issuer or the Guarantor shall also pay or cause to be paid all other sums payable hereunder by the Issuer with respect to Securities of such series, then this Indenture shall cease to be of further effect with respect to Securities of such series (except as to (i) rights of registration of transfer and exchange of securities of such series, and the Issuer’s right of optional redemption, if any, (ii) substitution of mutilated, defaced, destroyed, lost or stolen Securities, (iii) rights of holders to receive payments of principal thereof and interest thereon upon the original stated due date therefor (but no upon acceleration), and remaining rights of the holders to receive mandatory sinking fund payments, if any, (iv) the rights, obligations and immunities of the Trustee hereunder and (v) the rights of the Securityholders of such series as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them), and the Trustee, on demand of the Issuer or the Guarantor accompanied by an Officers’ Certificate or a Guarantor’s Officers’ Certificate and an Opinion of Counsel and at the cost and expense of the Issuer and the Guarantor, shall execute proper instruments acknowledging such satisfaction of and discharging this Indenture with respect to such series; provided, that the rights of Holders of the Securities to receive amounts in respect of principal of and interest on the Securities held by them shall not be delayed longer than required by then-applicable mandatory rules or policies of any securities exchange upon which the Securities are listed. The Issuer and the Guarantor agree to reimburse the Trustee for any costs or expenses thereafter reasonably and properly incurred and to compensate the Trustee for any services thereafter reasonably and properly rendered by the Trustee in connection with this Indenture or the Securities of such series.

     (b) The following provisions shall apply to the Securities of each series unless specifically otherwise provided in a Board Resolution, Officers’ Certificate or indenture supplemental hereto provided pursuant to Section 2.03. In addition to discharge of the Indenture pursuant to the next preceding paragraph, in the case of any series of Securities the exact amounts (including the currency of payment) of principal of and interest due on which can be determined at the time of making the deposit referred to in clause 9.01(b)(i) below, the Issuer shall be deemed to have paid and discharged the entire indebtedness on all the Securities of such a series on the 91st day after the date of the deposit referred to in clause 9.01(b)(i) below, and the provisions of this Indenture with respect to the Securities of such series thereto shall no longer be in effect (except as to (1) rights of registration of transfer and exchange of Securities of such series and the Issuer’s right of optional redemption, if any, (2) substitution of mutilated, defaced, destroyed, lost or stolen Securities, (3) rights of Holders of Securities to receive payments of principal thereof and interest thereon, upon the original stated due dates therefor (but not upon acceleration), and remaining rights of the Holders to receive mandatory sinking fund payments, if any, (4) the rights, obligations, duties and immunities of the Trustee hereunder, (5) the rights of the Holders of Securities of such series as beneficiaries hereof with respect to the property so deposited with the Trustee payable to all or any of them and (6) the obligations of the Issuer under Section 3.02) and the Trustee, at the expense of the Issuer and the Guarantor, shall at the Issuer’s or the Guarantor’s request, execute proper instruments acknowledging the same, if

     (i) with reference to this provision the Issuer or the Guarantor has irrevocably deposited or caused to be irrevocably deposited with the Trustee as trust funds in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Securities of such series (A) cash in an amount, or (B) in the case of any series of Securities the payments on which may only be made in Dollars, U.S. Government Obligations, maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (1) the principal and interest on all Securities of such series on each date that such principal or interest is due and payable and (2) any mandatory sinking fund payments on the dates on which such payments are due and payable in accordance with the terms of the Indenture and the Securities of such series;

     (ii) such deposit will not result in a breach or violation of, or constitute a default under, any agreement or instrument to which the Issuer is a party or by which it is bound;

     (iii) the Issuer or the Guarantor has delivered to the Trustee an Opinion of Counsel based on the fact that (x) the Issuer has received from, or there has been published by, the Internal Revenue Service a ruling or (y) since the date hereof, there has been a change in the applicable Federal income tax law, in either case to the effect that, and such opinion shall confirm that, the Holders of the Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to U.S. federal income tax on the same amount and in the same manner and at the same times, as would have been the case if such deposit, defeasance and discharge had not occurred; and

     (iv) the Issuer or the Guarantor has delivered to the Trustee an Officers’ Certificate or Guarantor’s Officers’ Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the defeasance contemplated by this provision have been complied with.

     (c) Each of the Issuer and the Guarantor shall be released from its obligations under Section 8.01 with respect to the Securities of any Series, Outstanding, and under the Guarantee in respect thereof, on and after the date the conditions set forth below are satisfied (hereinafter, “covenant defeasance”). For this purpose, such covenant defeasance means that, with respect to the Outstanding Securities of any Series, and under the Guarantee in respect thereof, the Issuer and the Guarantor may omit to comply with and shall have no liability in respect of any term, condition or limitation set forth in such Sections, whether directly or indirectly by reason of any reference elsewhere herein to such Sections or by reason of any reference in such Sections to any other provision herein or in any other document and such omission to comply shall not constitute an Event of Default under Section 4.01, but the remainder of this Indenture and such Securities and the Guarantee shall be unaffected thereby. The following shall be the conditions to application of this subsection (c) of this Section 9.01:

     (i) The Issuer or the Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the holders of the Securities of such series, (A) cash in an amount, or (B) in the case of any series of Securities the payments on which may only be made in Dollars, U.S. Government Obligations maturing as to principal and interest at such times and in such amounts as will insure the availability of cash or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay (1) the principal and interest on all Securities of such series and (2) any mandatory sinking fund payments on the day on which such payments are due and payable in accordance with the terms of the Indenture and the Securities of such series.

     (ii) No Event of Default or event which with notice or lapse of time or both would become an Event of Default with respect to the Securities shall have occurred and be continuing on the date of such deposit or, insofar as subsections 4.01(c) and 4.01(d) are concerned, at any time during the period ending on the 91st day after the date of such deposit (it being understood that this condition shall not be deemed satisfied until the expiration of such period).

     (iii) Such covenant defeasance shall not cause the Trustee to have a conflicting interest for purposes of the Trust Indenture Act of 1939 with respect to any securities of the Issuer.

     (iv) Such covenant defeasance shall not result in a breach or violation of, or constitute a default under, this Indenture or any other agreement or instrument to which the Issuer or the Guarantor is a party or by which either of them is bound.

     (v) Such covenant defeasance shall not cause any Securities then listed on any registered national securities exchange under the Securities Exchange Act of 1934, as amended, to be delisted.

     (vi) The Issuer or the Guarantor shall have delivered to the Trustee an Officers’ Certificate or Guarantor’s Officers’ Certificate, as the case may be, and Opinion of Counsel to the effect that the Holders of the Securities of such series will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such covenant defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such covenant defeasance had not occurred.

     (vii) The Issuer or the Guarantor shall have delivered to the Trustee an Officers’ Certificate or Guarantor’s Officers’ Certificate, as the case may be, and an Opinion of Counsel, each stating that all conditions precedent provided for relating to the covenant defeasance contemplated by this provision have been complied with.

     Section 9.02. Application by Trustee of Funds Deposited for Payment of Securities. Subject to Section 9.04 and any subordination provisions applicable to the Securities, all moneys deposited with the Trustee pursuant to Section 9.01 shall be held in trust and applied by it to the payment, either directly or through any paying agent (including the Issuer acting as its own paying agent or the Guarantor acting as paying agent), to the Holders of the particular Securities of such series for the payment or redemption of which such moneys have been deposited with the Trustee, of all sums due and to become due thereon for principal and interest; but such money need not be segregated from other funds except to the extent required by law.

     Section 9.03. Repayment of Moneys Held by Paying Agent. In connection with the satisfaction and discharge of this Indenture with respect to Securities of any series, all moneys then held by any paying agent under the provisions of this Indenture with respect to such series of Securities shall, upon demand of the Issuer, be repaid to it or paid to the Trustee and thereupon such paying agent shall be released from all further liability with respect to such moneys.

     Section 9.04. Return of Moneys Held by Trustee and Paying Agent Unclaimed for Two Years. Any moneys deposited with or paid to the Trustee or any paying agent for the payment of the principal of or interest on any Security of any series and not applied but remaining unclaimed for two years after the date upon which such principal or interest shall have become due and payable, shall, upon the written request of the Issuer and unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property law, be repaid to the Issuer by the Trustee for such series or such paying agent, and the Holder of the Security of such series shall, unless otherwise required by mandatory provisions of applicable escheat or abandoned or unclaimed property laws, thereafter look only to the Issuer and the Guarantor for any payment which such Holder may be entitled to collect, and all liability of the Trustee or any paying agent with respect to such moneys shall thereupon cease.

ARTICLE 10
MISCELLANEOUS PROVISIONS

     Section 10.01. Incorporators, Stockholders, Members, Officers and Directors of Issuer Exempt from Individual Liability. No recourse under or upon any obligation, covenant or agreement contained in this Indenture, or in any Security, or because of any indebtedness evidenced thereby, shall be had against any incorporator, as such or against any past, present or future stockholder (except in a stockholder’s capacity as Guarantor), member, officer or director, as such, of the Issuer or the Guarantor or of any successor, either directly or through the Issuer or the Guarantor, as the case may be, or any successor, under any rule of law, statute or constitutional provision or by the enforcement of any assessment or by any legal or equitable proceeding or otherwise, all such liability being expressly waived and released by the acceptance of the Securities by the holders thereof and as part of the consideration for the issue of the Securities.

     Section 10.02. Provisions of Indenture for the Sole Benefit of Parties and Securityholders. Nothing in this Indenture or in the Securities, expressed or implied, shall give or be construed to give to any person, firm or corporation, other than the parties hereto and their successors and the Holders of the Securities, any legal or equitable right, remedy or claim under this Indenture or under any covenant or provision herein contained, all such covenants and provisions being for the sole benefit of the parties hereto and their successors and of the Holders of the Securities.

     Section 10.03. Successors and Assigns of Issuer and Guarantor Bound by Indenture. All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Issuer shall bind its successors and assigns, whether so expressed or not. All the covenants, stipulations, promises and agreements in this Indenture contained by or in behalf of the Guarantor shall bind its successors and assigns, whether so expressed or not.

      Section 10.04. Notices and Demands on Issuer, Trustee and Securityholders. Any notice or demand which by any provision of this Indenture is required or permitted to be given or served by the Trustee or by the Holders of Securities to or on the Issuer or the Guarantor may be given or served by being deposited postage prepaid, first-class mail (except as otherwise specifically provided herein) addressed (until another address is filed with the Trustee) as follows:

ABN AMRO Bank N.V. / ABN AMRO Holding N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands
Attention: Group Asset and Liability Committee
Fax: +31 20 383 48 30

     Any notice, direction, request or demand by the Issuer, the Guarantor or any Securityholder to or upon the Trustee shall be deemed to have been sufficiently given or made, for all purposes, if given or made to its Corporate Trust Office at 2 North LaSalle Street, Suite 1020, Chicago, IL 60602, Attention: Corporate Trust Administration, fax: (312) 827-8542.

     Where this Indenture provides for notice to Holders, such notice shall be sufficiently given (unless otherwise herein expressly provided) if in writing and mailed, first-class postage prepaid, to each Holder entitled thereto, at his last address as it appears in the Security register. In any case where notice to Holders is given by mail, neither the failure to mail such notice, nor any defect in any notice so mailed, to any particular Holder shall affect the sufficiency of such notice with respect to other Holders. Where this Indenture provides for notice in any manner, such notice may be waived in writing by the person entitled to receive such notice, either before or after the event, and such waiver shall be the equivalent of such notice. Waivers of notice by Holders shall be filed with the Trustee, but such filing shall not be a condition precedent to the validity of any action taken in reliance upon such waiver.

     In case, by reason of the suspension of or irregularities in regular mail service, it shall be impracticable to mail notice to the Issuer or the Guarantor and Securityholders when such notice is required to be given pursuant to any provision of this Indenture, then any manner of giving such notice as shall be satisfactory to the Trustee shall be deemed to be a sufficient giving of such notice.

     Section 10.05. Officers’ Certificates and Opinions of Counsel; Statements to be Contained Therein. Upon any application or demand by the Issuer or the Guarantor to the Trustee to take any action under any of the provisions of this Indenture, the Issuer or the Guarantor, as the case may be, shall furnish to the Trustee an Officers’ Certificate or a Guarantor’s Officers’ Certificate stating that all conditions precedent provided for in this Indenture relating to the proposed action have been complied with and an Opinion of Counsel stating that in the opinion of such counsel all such conditions precedent have been complied with, except that in the case of any such application or demand as to which the furnishing of such documents is specifically required by any provision of this Indenture relating to such particular application or demand, no additional certificate or opinion need be furnished.

     Each certificate or opinion provided for in this Indenture and delivered to the Trustee with respect to compliance with a condition or covenant provided for in this Indenture shall include (a) a statement that the person making such certificate or opinion has read such covenant or condition, (b) a brief statement as to the nature and scope of the examination or investigation upon which the statements or opinions contained in such certificate or opinion are based, (c) a statement that, in the opinion of such person, he has made such examination or investigation as is necessary to enable him to express an informed opinion as to whether or not such covenant or condition has been complied with and (d) a statement as to whether or not, in the opinion of such person, such condition or covenant has been complied with.

     Any certificate, statement or opinion of an officer of the Issuer or the Guarantor may be based, insofar as it relates to legal matters, upon a certificate or opinion of or representations by counsel, unless such officer knows that the certificate or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous. Any certificate, statement or opinion of counsel may be based, insofar as it relates to factual matters, information with respect to which is in the possession of the Issuer or the Guarantor, as the case may be, upon the certificate, statement or opinion of or representations by an officer or officers of the Issuer or the Guarantor, as the case may be, unless such counsel knows that the certificate, statement or opinion or representations with respect to the matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

     Any certificate, statement or opinion of an officer of the Issuer, of the Guarantor or of counsel may be based, insofar as it relates to accounting matters, upon a certificate or opinion of or representations by an accountant or firm of accountants in the employ of the Issuer, unless such officer or counsel, as the case may be, knows that the certificate or opinion or representations with respect to the accounting matters upon which his certificate, statement or opinion may be based as aforesaid are erroneous, or in the exercise of reasonable care should know that the same are erroneous.

     Any certificate or opinion of any independent firm of public accountants filed with the Trustee shall contain a statement that such firm is independent.

     Section 10.06. Payments Due on Saturdays, Sundays and Holidays. If the date of maturity of interest on or principal of the Securities of any series or the date fixed for redemption or repayment of any such Security shall not be a Business Day, then payment of interest or principal need not be made on such date, but may be made on the next succeeding Business Day with the same force and effect as if made on the date of maturity or the date fixed for redemption, and no interest shall accrue for the period after such date.

     Section 10.07. Conflict of any Provision of Indenture with Trust Indenture Act of 1939. If and to the extent that any provision of this Indenture limits, qualifies or conflicts with another provision included in this Indenture by operation of Sections 310 to 317, inclusive, of the Trust Indenture Act of 1939 (an “incorporated provision”), such incorporated provision shall control.

     Section 10.08. New York Law to Govern. This Indenture and each Security shall be deemed to be a contract under the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of such State, except as may otherwise be required by mandatory provisions of law.

     Section 10.09. Counterparts. This Indenture may be executed in any number of counterparts, each of which shall be an original; but such counterparts shall together constitute but one and the same instrument.

     Section 10.10. Effect of Headings. The Article and Section headings herein and the Table of Contents are for convenience only and shall not affect the construction hereof.

     Section 10.11. Securities in a Non-U.S. Currency. Unless otherwise specified in an Officers’ Certificate delivered pursuant to Section 2.03 of this Indenture with respect to a particular series of Securities, whenever for purposes of this Indenture any action may be taken by the Holders of a specified percentage in aggregate principal amount of Securities of all series or all series affected by a particular action at the time Outstanding and, at such time, there are Outstanding Securities of any series which are denominated in a coin or currency other than Dollars, then the principal amount of Securities of such series which shall be deemed to be Outstanding for the purpose of taking such action shall be that amount of Dollars that could be obtained for such amount at the Market Exchange Rate. For purposes of this Section 10.11, Market Exchange Rate shall mean the noon Dollar buying rate in New York City for cable transfers of that currency as published by the Federal Reserve Bank of New York. If such Market Exchange Rate is not available for any reason with respect to such currency, the Trustee shall use, in its sole discretion and without liability on its part, such quotation of the Federal Reserve Bank of New York as of the most recent available date, or quotations from one or more major banks in The City of New York or in the country of issue of the currency in question, or such other quotations as the Trustee shall deem appropriate. The provisions of this paragraph shall apply in determining the equivalent principal amount in respect of Securities of a series denominated in a currency other than Dollars in connection with any action taken by Holders of Securities pursuant to the terms of this Indenture.

     All decisions and determinations of the Trustee regarding the Market Exchange Rate or any alternative determination provided for in the preceding paragraph shall be in its sole discretion and shall, in the absence of manifest error, be conclusive to the extent permitted by law for all purposes and irrevocably binding upon the Issuer and all Holders.

     Section 10.12. Submission to Jurisdiction. Each of the Issuer and the Guarantor agrees that any legal suit, action or proceeding arising out of or based upon this Indenture may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York, and, to the fullest extent permitted by law, waives any objection which it may now or hereafter have to the laying of venue of any such proceeding, and irrevocably submits to the jurisdiction of such court in any suit, action or proceeding. Each of the Issuer and the Guarantor has appointed the General Counsel of the Issuer’s representative office in New York located at ABN AMRO Bank N.V., New York Branch, 500 Park Avenue, New York, New York 10022 as its authorized agent (the “Authorized Agent”) upon which process may be instituted in any State or Federal court in the Borough of Manhattan, City and State of New York and each of the Issuer and the Guarantor expressly accepts the jurisdiction of any such court in respect of such action. Such appointment shall be irrevocable unless and until a successor authorized agent, located or with an office in the Borough of Manhattan, City and State of New York, shall have been appointed by the Issuer or the Guarantor, as the case may be, and such appointment shall have been accepted by such successor authorized agent. Each of the Issuer and the Guarantor represents and warrants that the Authorized Agent has agreed to act as said agent for service of process, and each of the Issuer and the Guarantor agrees to take any and all action, including the filing of any and all documents and instruments, that may be necessary to continue such appointment in full force and effect as aforesaid. Service of process upon the Authorized Agent and written notice of such service to the Issuer or the Guarantor, as the case may be, shall be deemed, in every respect, effective service of process upon the Issuer or the Guarantor, as the case may be.

     Section 10.13. Judgment Currency. Each of the Issuer and the Guarantor agrees, to the fullest extent that it may effectively do so under applicable law, that (a) if for the purpose of obtaining judgment in any court it is necessary to convert the sum due in respect of the principal of or interest on the Securities of any series (the “Required Currency”) into a currency in which a judgment will be rendered (the “Judgment Currency”), the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the day on which final unappealable judgment is entered, unless such day is not a New York Banking Day, then, to the extent permitted by applicable law, the rate of exchange used shall be the rate at which in accordance with normal banking procedures the Trustee could purchase in The City of New York the Required Currency with the Judgment Currency on the New York Banking Day preceding the day on which final unappealable judgment is entered and (b) its obligations under this Indenture to make payments in the Required Currency (i) shall not be discharged or satisfied by any tender, or any recovery pursuant to any judgment (whether or not entered in accordance with subsection (a)), in any currency other than the Required Currency, except to the extent that such tender or recovery shall result in the actual receipt, by the payee, of the full amount of the Required Currency expressed to be payable in respect of such payments, (ii) shall be enforceable as an alternative or additional cause of action for the purpose of recovering in the Required Currency the amount, if any, by which such actual receipt shall fall short of the full amount of the Required Currency so expressed to be payable and (iii) shall not be affected by judgment being obtained for any other sum due under this Indenture. For purposes of the foregoing, “New York Banking Day” means any day except a Saturday, Sunday or a legal holiday in The City of New York or a day on which banking institutions in The City of New York are authorized or required by law or executive order to close

ARTICLE 11
REDEMPTION OF SECURITIES AND SINKING FUNDS

     Section 11.01. Applicability Of Article. The provisions of this Article shall be applicable to the Securities of any series which are redeemable before their maturity or to any sinking fund for the retirement of Securities of a series except as otherwise specified as contemplated by Section 2.03 for Securities of such series.

     Section 11.02. Notice Of Redemption; Partial Redemptions. Notice of redemption to the Holders of Securities of any series to be redeemed as a whole or in part at the option of the Issuer shall be given by mailing notice of such redemption by first class mail, postage prepaid, at least 30 days and not more than 60 days prior to the date fixed for redemption to such Holders of Securities of such series at their last addresses as they shall appear upon the registry books. Any notice which is mailed in the manner herein provided shall be conclusively presumed to have been duly given, whether or not the Holder receives the notice. Failure to give notice by mail, or any defect in the notice to the Holder of any Security of a series designated for redemption as a whole or in part shall not affect the validity of the proceedings for the redemption of any other Security of such series.

     The notice of redemption to each such Holder shall specify the principal amount of each Security of such series held by such Holder to be redeemed, the date fixed for redemption, the redemption price, the place or places of payment, that payment will be made upon presentation and surrender of such Securities, that such redemption is pursuant to the mandatory or optional sinking fund, or both, if such be the case, that interest accrued to the date fixed for redemption will be paid as specified in such notice and that on and after said date interest thereon or on the portions thereof to be redeemed will cease to accrue. In case any Security of a series is to be redeemed in part only the notice of redemption shall state the portion of the principal amount thereof to be redeemed and shall state that on and after the date fixed for redemption, upon surrender of such Security, a new Security or Securities of such series in principal amount equal to the unredeemed portion thereof will be issued.

     The notice of redemption of Securities of any series to be redeemed at the option of the Issuer shall be given by the Issuer or, at the Issuer’s request, by the Trustee in the name and at the expense of the Issuer.

     On or before the redemption date specified in the notice of redemption given as provided in this Section, the Issuer or the Guarantor will deposit with the Trustee or with one or more paying agents (or, if the Issuer is acting as its own paying agent or the Guarantor is acting as paying agent, set aside, segregate and hold in trust as provided in Section 3.04) an amount of money or other property sufficient to redeem on the redemption date all the Securities of such series so called for redemption at the appropriate redemption price, together with accrued interest to the date fixed for redemption. If less than all the outstanding Securities of a series are to be redeemed, the Issuer will deliver to the Trustee at least 70 days prior to the date fixed for redemption an Officers’ Certificate stating the aggregate principal amount of Securities to be redeemed.

     If less than all the Securities of a series are to be redeemed, the Trustee shall select, in such manner as it shall deem appropriate, Securities of such Series to be redeemed in whole or in part. Securities may be redeemed in part in multiples equal to the minimum authorized denomination for Securities of such series or any multiple thereof. The Trustee shall promptly notify the Issuer and the Guarantor in writing of the Securities of such series selected for redemption and, in the case of any Securities of such series selected for partial redemption, the principal amount thereof to be redeemed. For all purposes of this Indenture, unless the context otherwise requires, all provisions relating to the redemption of Securities of any series shall relate, in the case of any Security redeemed or to be redeemed only in part, to the portion of the principal amount of such Security which has been or is to be redeemed.

     Section 11.03. Payment of Securities Called for Redemption. If notice of redemption has been given as above provided, the Securities or portions of Securities specified in such notice shall become due and payable on the date and at the place stated in such notice at the applicable redemption price, together with interest accrued to the date fixed for redemption, and on and after said date (unless the Issuer and the Guarantor shall default in the payment of such Securities at the redemption price, together with interest accrued to said date) interest on the Securities or portions of Securities so called for redemption shall cease to accrue and, except as provided in Sections 5.05 and 9.04, such Securities shall cease from and after the date fixed for redemption to be entitled to any benefit or security under this Indenture, and the Holders thereof shall have no right in respect of such Securities except the right to receive the redemption price thereof and unpaid interest to the date fixed for redemption. On presentation and surrender of such Securities at a place of payment specified in said notice, said Securities or the specified portions thereof shall be paid and redeemed by the Issuer at the applicable redemption price, together with interest accrued thereon to the date fixed for redemption; provided that any semiannual payment of interest becoming due on the date fixed for redemption shall be payable to the Holders of such Securities registered as such on the relevant record date subject to the terms and provisions of Sections 2.03 and 2.04 hereof.

     If any Security called for redemption shall not be so paid upon surrender thereof for redemption, the principal shall, until paid or duly provided for, bear interest from the date fixed for redemption at the rate of interest or Yield to

Maturity (in the case of an Original Issue Discount Security) borne by such Security.

     Upon presentation of any Security redeemed in part only, the Issuer shall execute and the Trustee shall authenticate and deliver to or on the order of the Holder thereof, at the expense of the Issuer, a new Security or Securities of such series , of authorized denominations, in principal amount equal to the unredeemed portion of the Security so presented.

     Section 11.04. Exclusion of Certain Securities from Eligibility for Selection for Redemption. Securities shall be excluded from eligibility for selection for redemption if they are identified by registration and certificate number in a written statement signed by an authorized officer of the Issuer and delivered to the Trustee at least 40 days prior to the last date on which notice of redemption may be given as being owned of record and beneficially by, and not pledged or hypothecated by either (a) the Issuer or (b) an entity specifically identified in such written statement as directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer.

     Section 11.05. Mandatory and Optional Sinking Funds. The minimum amount of any sinking fund payment provided for by the terms of the Securities of any series is herein referred to as a “mandatory sinking fund payment”, and any payment in excess of such minimum amount provided for by the terms of Securities of any series is herein referred to as an “optional sinking fund payment”. The date on which a sinking fund payment is to be made is herein referred to as the “sinking fund payment date”.

     In lieu of making all or any part of any mandatory sinking fund payment with respect to any series of Securities in cash, the Issuer may at its option (a) deliver to the Trustee Securities of such series theretofore purchased or otherwise acquired (except upon redemption pursuant to the mandatory sinking fund) by the Issuer or receive credit for Securities of such series (not previously so credited) theretofore purchased or otherwise acquired (except as aforesaid) by the Issuer and delivered to the Trustee for cancellation pursuant to Section 2.07, (b) receive credit for optional sinking fund payments (not previously so credited) made pursuant to this Section, or (c) receive credit for Securities of such series (not previously so credited) redeemed by the Issuer through any optional redemption provision contained in the terms of such series. Securities so delivered or credited shall be received or credited by the Trustee at the sinking fund redemption price specified in such Securities.

     On or before the sixtieth day next preceding each sinking fund payment date for any series, the Issuer will deliver to the Trustee a written statement (which need not contain the statements required by Section 10.05) signed by an authorized officer of the Issuer (a) specifying the portion of the mandatory sinking fund payment to be satisfied by payment of cash and the portion to be satisfied by credit of Securities of such series, (b) stating that none of the Securities of such series has theretofore been so credited, (c) stating that no defaults in the payment of interest or Events of Default with respect to such series have occurred (which have not been waived or cured) and are continuing and (d) stating whether or not the Issuer intends to exercise its right to make an optional sinking fund payment with respect to such series and, if so, specifying the amount of such optional sinking fund payment which the Issuer intends to pay on or before the next succeeding sinking fund payment date. Any Securities of such series to be credited and required to be delivered to the Trustee in order for the Issuer to be entitled to credit therefor as aforesaid which have not theretofore been delivered to the Trustee shall be delivered for cancellation pursuant to Section 2.10 to the Trustee with such written statement (or reasonably promptly thereafter if acceptable to the Trustee). Such written statement shall be irrevocable and upon its receipt by the Trustee the Issuer shall become unconditionally obligated to make all the cash payments or payments therein referred to, if any, on or before the next succeeding sinking fund payment date. Failure of the Issuer, on or before any such sixtieth day, to deliver such written statement and Securities specified in this paragraph, if any, shall not constitute a default but shall constitute, on and as of such date, the irrevocable election of the Issuer (i) that the mandatory sinking fund payment for such series due on the next succeeding sinking fund payment date shall be paid entirely in cash without the option to deliver or credit Securities of such series in respect thereof and (ii) that the Issuer will make no optional sinking fund payment with respect to such series as provided in this Section.

     If the sinking fund payment or payments (mandatory or optional or both) to be made in cash on the next succeeding sinking fund payment date plus any unused balance of any preceding sinking fund payments made in cash shall exceed $50,000 (or a lesser sum if the Issuer shall so request) with respect to the Securities of any particular series, such cash shall be applied on the next succeeding sinking fund payment date to the redemption of Securities of such series at the sinking fund redemption price together with accrued interest to the date fixed for redemption. If such amount shall be $50,000 or less and the Issuer makes no such request then it shall be carried over until a sum in excess of $50,000 is available. The Trustee shall select, in the manner provided in Section 11.02, for redemption on such sinking fund payment date a sufficient principal amount of Securities of such series to absorb said cash, as nearly as may be, and shall (if requested in writing by the Issuer) inform the Issuer of the serial numbers of the Securities of such series (or portions thereof) so selected. Securities of any series which are (a) owned by the Issuer or an entity known by the Trustee to be directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer, as shown by the Security register, and not known to the Trustee to have been pledged or hypothecated by the Issuer or any such entity or (b) identified in an Officers’ Certificate at least 60 days prior to the sinking fund payment date as being beneficially owned by, and not pledged or hypothecated by, the Issuer or an entity directly or indirectly controlling or controlled by or under direct or indirect common control with the Issuer shall be excluded from Securities of such series eligible for selection for redemption. The Trustee, in the name and at the expense of the Issuer (or the Issuer, if it shall so request the Trustee in writing) shall cause notice of redemption of the Securities of such series to be given in substantially the manner provided in Section 11.02 (and with the effect provided in Section 11.03) for the redemption of Securities of such series in part at the option of the Issuer. The amount of any sinking fund payments not so applied or allocated to the redemption of Securities of such series shall be added to the next cash sinking fund payment for such series and, together with such payment, shall be applied in accordance with the provisions of this Section. Any and all sinking fund moneys held on the stated maturity date of the Securities of any particular series (or earlier, if such maturity is accelerated), which are not held for the payment or redemption of particular Securities of such series shall be applied, together with other moneys, if necessary, sufficient for the purpose, to the payment of the principal of, and interest on, the Securities of such series at maturity.

     On or before each sinking fund payment date, the Issuer or the Guarantor shall pay to the Trustee in cash or shall otherwise provide for the payment of all interest accrued to the date fixed for redemption on Securities to be redeemed on the next following sinking fund payment date.

     The Trustee shall not redeem or cause to be redeemed any Securities of a series with sinking fund moneys or give any notice of redemption of Securities for such series by operation of the sinking fund during the continuance of a default in payment of interest on such Securities or of any Event of Default except that, where the mailing of notice of redemption of any Securities shall theretofore have been made, the Trustee shall redeem or cause to be redeemed such Securities, provided that it shall have received from the Issuer or the Guarantor a sum sufficient for such redemption. Except as aforesaid, any moneys in the sinking fund for such series at the time when any such default or Event of Default shall occur, and any moneys thereafter paid into the sinking fund, shall, during the continuance of such default or Event of Default, be deemed to have been collected under Article 4 and held for the payment of all such Securities. In case such Event of Default shall have been waived as provided in Section 4.09 or the default cured on or before the sixtieth day preceding the sinking fund payment date in any year, such moneys shall thereafter be applied on the next succeeding sinking fund payment date in accordance with this Section to the redemption of such Securities.

ARTICLE 12
GUARANTEE AND INDEMNITY

     Section 12.01. The Guarantee. The Guarantor hereby unconditionally guarantees to each Holder of a Security authenticated and delivered by the Trustee the due and punctual payment of the principal of, any premium and interest on, and any additional amounts with respect to such Security and the due and punctual payment of the sinking fund payments (if any) provided for pursuant to the terms of such Security, when and as the same shall become due and payable, whether at maturity, by acceleration, redemption, repayment or otherwise, in accordance with the terms of such Security and of this Indenture. In case of the failure of the Issuer punctually to pay any such principal, premium, interest, additional amounts or sinking fund payment, the Guarantor hereby agrees to cause any such payment to be made punctually when and as the same shall become due and payable, whether at maturity, upon acceleration, redemption, repayment or otherwise, and as if such payment were made by the Issuer.

     Section 12.02. Net Payments. All payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the Securities of any series shall be made by the Guarantor without withholding or deduction at source for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of The Netherlands (the “taxing jurisdiction”) or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or ruling promulgated thereunder) of a taxing jurisdiction or any political subdivision or taxing authority thereof or therein or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including, without limitation, a holding by a court of competent jurisdiction or by a taxing authority in a taxing jurisdiction or any political subdivision thereof). If a withholding or deduction at source is required, the Guarantor shall, subject to certain limitations and exceptions set forth below, pay to the Holder of any such Security such additional amounts as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such Holder, after such withholding or deduction, shall not be less than the amount provided for in such Security and this Indenture to be then due and payable; provided, however, that the Guarantor shall not be required to make payment of such additional amounts for or on account of:

     (a) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such Holder: (A) was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the relevant taxing jurisdiction or any political subdivision thereof or otherwise had some connection with the relevant taxing jurisdiction other than by reason of the mere ownership of, or receipt of payment under, such Security; (B) presented such Security for payment in the relevant taxing jurisdiction or any political subdivision thereof, unless such Security could not have been presented for payment elsewhere; or (C) presented such Security more than thirty (30) days after the date on which the payment in respect of such Security first became due and payable or provided for, whichever is later, except to the extent that the Holder would have been entitled to such additional amounts if it had presented such Security for payment on any day within such period of thirty (30) days;

     (b) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

     (c) any tax assessment or other governmental charge imposed on a payment that is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the European Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN council meeting of June 3, 2003 or any law of any jurisdiction implementing or complying with, introduced in order to confirm such directive or substantially similar to such directive;

     (d) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the Holder or the beneficial owner of such Security to comply with any reasonable request by the Guarantor addressed to the Holder within 90 days of such request (A) to provide information concerning the nationality, residence or identity of the Holder or such beneficial owner or (B) to make any declaration or other similar claim or satisfy any information or reporting requirement, which, in the case of (A) or (B), is required or imposed by statute, treaty, regulation or administrative practice of the relevant taxing jurisdiction or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; or

      (e) any combination of items (a), (b) (c) and (d);

nor shall additional amounts be paid with respect to any payment of the principal of, or premium, if any, interest or any other amounts on, any such Security to any Holder who is a fiduciary or partnership or other than the sole beneficial owner of such Security to the extent such payment would be required by the laws of the relevant taxing jurisdiction (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the Holder of the Security.

     Whenever in this Indenture there is mentioned, in any context, the payment of the principal of or any premium, interest or any other amounts on, or in respect of, any Security of any series or the net proceeds received on the sale or exchange of any Security of any series, such mention shall be deemed to include mention of the payment of additional amounts provided by the terms of such series established hereby or pursuant hereto to the extent that, in such context, additional amounts are, were or would be payable in respect thereof pursuant to such terms, and express mention of the payment of additional amounts (if applicable) in any provision hereof shall not be construed as excluding the payment of additional amounts in those provisions hereof where such express mention is not made.

     Except as otherwise provided in or pursuant to this Indenture or the Securities of the applicable series, at least 10 days prior to the first Interest Payment Date with respect to a series of Securities (or if the Securities of such series shall not bear interest prior to Maturity, the first day on which a payment of principal is made), and at least 10 days prior to each date of payment of principal or interest if there has been any change with respect to the matters set forth in the below-mentioned Guarantor’s Officers’ Certificate, the Guarantor shall furnish to the Trustee and the principal paying agent, if other than the Trustee, a Guarantor’s Officers’ Certificate instructing the Trustee and such paying agent whether such payment of principal of and premium, if any, interest or any other amounts on the Securities of such series shall be made to Holders of Securities of such series without withholding for or on account of any tax, fee, duty, assessment or other governmental charge described in Section 12.02. If any such withholding shall be required, then such Guarantor’s Officers’ Certificate shall specify by taxing jurisdiction the amount, if any, required to be withheld on such payments to such Holders of Securities, and the Guarantor agrees to pay to the Trustee or such paying agent the additional amounts required by Section 12.02. The Guarantor covenants to indemnify the Trustee and any paying agent for, and to hold them harmless against, any loss, liability or expense reasonably incurred without negligence or bad faith on their part arising out of or in connection with actions taken or omitted by any of them in reliance on any Guarantor’s Officers’ Certificate furnished pursuant to Section 12.02.

     Section 12.03. Guarantee Unconditional, etc. The Guarantor hereby agrees that its obligations hereunder shall be as principal and not merely as surety, and shall be absolute, irrevocable and unconditional, irrespective of, and shall be unaffected by, any invalidity, irregularity or unenforceability of any Security or this Indenture, any failure to enforce the provisions of any Security or this Indenture, or any waiver, modification, consent or indulgence granted with respect thereto by the Holder of such Security or the Trustee, the recovery of any judgment against the Issuer or any action to enforce the same, or any other circumstances which may otherwise constitute a legal or equitable discharge of a surety or guarantor. The Guarantor hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of merger, insolvency or bankruptcy of the Issuer, any right to require a proceeding first against the Issuer, protest or notice with respect to any such Security or the Indebtedness evidenced thereby and all demands whatsoever, and covenants that this Guarantee will not be discharged except by payment in full of the principal of, any premium and interest on, and any additional amounts and sinking fund payments required with respect to, the Securities and the complete performance of all other obligations contained in the Securities. The Guarantor further agrees, to the fullest extent that it lawfully may do so, that, as between the Guarantor, on the one hand, and the Holders and the Trustee, on the other hand, the maturity of the obligations guaranteed hereby may be accelerated as provided in Section 4.01 hereof for the purposes of this Guarantee, notwithstanding any stay, injunction or prohibition extant under any bankruptcy, insolvency, reorganization or other similar law of any jurisdiction preventing such acceleration in respect of the obligations guaranteed hereby.

     Section 12.04. Reinstatement. This Guarantee shall continue to be effective or be reinstated, as the case may be, if at any time payment on any Security, in whole or in part, is rescinded or must otherwise be restored to the Issuer or the Guarantor upon the bankruptcy, liquidation or reorganization of the Issuer or otherwise.

     Section 12.05. Subrogation. The Guarantor shall be subrogated to all rights of the Holder of any Security against the Issuer in respect of any amounts paid to such Holder by the Guarantor pursuant to the provisions of this Guarantee; provided, however, that the Guarantor shall not be entitled to enforce, or to receive any payments arising out of or based upon, such right of subrogation until the principal of, any premium and interest on, and any additional amounts and sinking fund payments required with respect to, all Securities shall have been paid in full.

     Section 12.06. Indemnity. As a separate and alternative stipulation, the Guarantor unconditionally and irrevocably agrees that any sum expressed to be payable by the Issuer under this Indenture or the Securities but which is for any reason (whether or not now known or becoming known to the Issuer, the Guarantor, the Trustee or any Holder of any Security) not recoverable from the Guarantor on the basis of a guarantee will nevertheless be recoverable from it as if it were the sole principal debtor and will be paid by it to the Trustee on demand. This indemnity constitutes a separate and independent obligation from the other obligations in this Indenture, gives rise to a separate and independent cause of action and will apply irrespective of any indulgence granted by the Trustee or any Holder of any Security.

      Section 12.07. Assumption by Guarantor.

     (a) The Guarantor may, without the consent of the Holders, assume all of the rights and obligations of the Issuer hereunder with respect to a series of Securities and under the Securities of such series if, after giving effect to such assumption, no Event of Default or event which with the giving of notice or lapse of time, or both, would become an Event of Default, shall have occurred and be continuing. Upon such an assumption, the Guarantor shall execute a supplemental indenture evidencing its assumption of all such rights and obligations of the Issuer and the Issuer shall be released from its liabilities hereunder and under such Securities as obligor on the Securities of such Series.

     (b) The Guarantor shall assume all of the rights and obligations of the Issuer hereunder with respect to a series of Securities and under the Securities of such series if, upon a default by the Issuer in the due and punctual payment of the principal, sinking fund payment, if any, premium, if any, or interest on such Securities, the Guarantor is prevented by any court order or judicial proceeding from fulfilling its obligations under Section 12.01 with respect to such series of Securities. Such assumption shall result in the Securities of such series becoming the direct obligations of the Guarantor and shall be effected without the consent of the Holders of the Securities of any Series. Upon such an assumption, the Guarantor shall execute a supplemental indenture evidencing its assumption of all such rights and obligations of the Issuer, and the Issuer shall be released from its liabilities hereunder and under such Securities as obligor on the Securities of such Series.

[SIGNATURE PAGE FOLLOWS]

     IN WITNESS WHEREOF, the parties hereto have caused this Indenture to be duly executed as of May 11, 2004.

ABN AMRO BANK N.V.

By:	/s/ Rolf Smit

	Name:	Rolf Smit
	Title:	Executive Vice President

By:	/s/ Jan Pranger

	Name:	Jan Pranger
	Title:	Senior Vice President

ABN AMRO HOLDING N.V.,
as Guarantor

By:	/s/ Rolf Smit

	Name:	Rolf Smit
	Title:	Executive Vice President

By:	/s/ Jan Pranger

	Name:	Jan Pranger
	Title:	Senior Vice President

BNY MIDWEST TRUST COMPANY,
as Trustee

By:	/s/ Mary Callahan

	Name:	Mary Callahan
	Title:	Assistant Vice President

Item 4.2

ABN AMRO BANK N.V.

OFFICERS’ CERTIFICATE

May 11, 2004

     In connection with the issuance of the Notes (as defined below) by ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of The Netherlands (the “Company”), pursuant to the Senior Indenture dated as of May 11, 2004 (the “Indenture”) among the Company, ABN AMRO Holding N.V., as Guarantor, and BNY Midwest Trust Company, as Trustee, and pursuant to the authorization of the Managing Board of the Company adopted on December 17, 2003 and December 18, 2003, the authorization of the Supervisory Board of the Company adopted on January 9, 2004, and the authorization of Group Asset and Liability Committee of the Company adopted on April 14, 2004, each of the undersigned hereby confirms that the following terms and conditions of the Notes were established in accordance with Section 2.03 of the Indenture:

1. Designation. The Company's LIBOR Floating Rate Senior Notes due 2007 (the “Notes”) are hereby established. The Notes shall be in substantially the form attached hereto as Exhibit 1.

2. Principal Amount. The aggregate principal amount of Notes which may be authenticated and delivered under the Indenture shall be limited to $1,000,000,000, except as contemplated in Section 2.03 of the Indenture; provided that upon delivery of a subsequent order by the Company, additional Notes of the same series having substantially identical terms as the outstanding Notes may be authenticated and delivered under the Indenture without the consent of the holders of any such outstanding Notes.

3. Payment of Principal. The date on which the principal of the Notes shall be payable (the “Maturity Date”) shall be May 11, 2007.

4. Interest Payments. Interest shall accrue from the date of authentication of the Notes. The dates on which such interest will be payable shall be February 11, May 11, August 11 and November 11 of each year (each an “Interest Payment Date”), commencing August 11, 2004, and the regular record date for the determination of holders to whom interest is payable on any such Interest Payment Date shall be the 15th calendar day (whether or not a Business Day) immediately preceding the related Interest Payment Date; provided, that interest payable on the Maturity Date shall be paid to the Person to whom principal shall be paid.

5. Interest Rate. The rate at which the Notes shall bear interest shall be a floating rate, reset quarterly on each Interest Payment Date, based on the three month LIBOR rate plus 0.06% per annum, as set forth in Exhibit 1 hereto.

6. Global Notes. The Notes shall be issued in the form of one or more global certificates (“Global Notes”). The depositary for such Global Note or Notes shall be The Depository Trust Company (“DTC”), and the procedures with respect to transfer and exchange of Global Notes shall be as set forth in the form of Note attached hereto as Exhibit 1.

7. Issuance of Definitive Notes. Global Notes are exchangeable for notes in registered certificated form (“Definitive Notes”) only if

(i) DTC (x) notifies the Company that it is unwilling or unable to continue as depositary for the Global Notes and the Company thereupon fails to appoint a successor depositary, or (y) has ceased to be a clearing agency registered under the Exchange Act, or

(ii) there shall have occurred and be continuing an Event of Default or any event which after notice or lapse of time or both would be an Event of Default under the Indenture, or

(iii) the Company decides, in its own discretion, to discontinue use of the system of book-entry transfers through DTC, Clearstream, Luxembourg or Euroclear or any successor depositary.

In all cases, Definitive Notes delivered in exchange for any Global Note or beneficial interests therein will be registered in the names, and issued in any approved denominations, requested by or on behalf of the depositary (in accordance with its customary procedures).

8. Additional Amounts. All payments of principal of and premium, if any, interest and any other amounts on, or in respect of, the Notes will be made by the Company without withholding or deduction for, or on account of, any present or future taxes, fees, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the Netherlands or any political subdivision or taxing authority thereof or therein, unless such taxes, fees, duties, assessments or governmental charges are required to be withheld or deducted by (i) the laws (or any regulations or rulings promulgated thereunder) of the Netherlands or any political subdivision or taxing authority thereof or therein, or (ii) an official position regarding the application, administration, interpretation or enforcement of any such laws, regulations or rulings (including a holding by a court of competent jurisdiction or by a taxing authority in the Netherlands or any political subdivision thereof).

If a withholding or deduction is required, the Company will, subject to certain

2

limitations and exceptions described below, be obligated to pay to the holder of the Notes such additional amounts (“Additional Amounts”) as may be necessary so that every net payment of principal, premium, if any, interest or any other amount made to such holder, after the withholding or deduction, will not be less than the amount provided for in the Notes and the Indenture to be then due and payable.

The Company will not be required to pay any Additional Amounts for or on account of:

(i) any tax, fee, duty, assessment or governmental charge of whatever nature which would not have been imposed but for the fact that such holder was a resident, domiciliary or national of, or engaged in business or maintained a permanent establishment or was physically present in, the Netherlands or any political subdivision thereof or otherwise had some connection with the Netherlands other than by reason of the mere ownership of, or receipt of payment under, the Notes, presented the Notes for payment in the Netherlands or any political subdivision thereof, unless the Notes could not have been presented for payment elsewhere, or presented the Notes for payment more than 30 days after the date on which the payment in respect of the Notes became due and payable or provided for, whichever is later, except to the extent that the holder would have been entitled to such additional amounts if it had presented the notes for payment on any day within that 30-day period;

(ii) any estate, inheritance, gift, sale, transfer, personal property or similar tax, assessment or other governmental charge;

(iii) any tax assessment or other governmental charge imposed on a payment that is required to be made pursuant to the European Council Directive 2003/48/EC or any other European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN council meeting of June 3, 2003 or any law of any jurisdiction implementing or complying with, introduced in order to confirm such directive or substantially similar to such directive;

(iv) any tax, assessment or other governmental charge that is imposed or withheld by reason of the failure by the holder or the beneficial owner of the Notes to comply with any reasonable request addressed to the holder within 90 days of such request (x) to provide information concerning the nationality, residence or identity of the holder or such beneficial owner or (y) to make any declaration or other similar claim or satisfy any

3

information or reporting requirement, which is required or imposed by statute, treaty, regulation or administrative practice of the Netherlands or any political subdivision thereof as a precondition to exemption from all or part of such tax, assessment or other governmental charge; provided that, in either event, the Company shall supply with its request any forms required to be completed to comply with such requirements; or

(v) any combination of the foregoing.

In addition, the Company will not pay Additional Amounts with respect to any payment of principal of, or premium, if any, interest or any other amounts on, the Notes to any holder who is a fiduciary or partnership or other than the sole beneficial owner of the Notes to the extent such payment would be required by the laws of the Netherlands (or any political subdivision or relevant taxing authority thereof or therein) to be included in the income for tax purposes of a beneficiary or partner or settlor with respect to such fiduciary or a member of such partnership or a beneficial owner who would not have been entitled to such additional amounts had it been the holder of the Notes.

9. Redemption. The Company may redeem the Notes at its option in whole, but not in part, at any time or on any Interest Payment Date, on giving not less than 30 nor more than 60 days’ notice to the holders (which notice shall be irrevocable), if:

(i) on the occasion of the next payment due under the Notes, the Company has or will become obliged to pay Additional Amounts as a result of any change in, or amendment to, the laws or regulations of the Netherlands or any political subdivision or any authority thereof or therein having power to tax, or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after the issue date of the Notes; and

(ii) the Company cannot avoid such obligation by taking reasonable measures available to it,

provided that no such notice of redemption shall be given earlier than 90 days prior to the earliest date on which the Company would be obliged to pay such Additional Amounts were a payment in respect of the Notes then due. Prior to the publication of any notice of such redemption, the Company shall deliver to the trustee a certificate signed by two of its authorized signatories stating that the Company is entitled to effect such redemption and setting forth a statement of facts showing that the conditions precedent to the Company’s right so to redeem have occurred, and an opinion of independent legal advisers of recognized standing to the effect that the Company has or will become obliged to pay such Additional Amounts as a result of such change or amendment.

The Notes redeemed in accordance with these provisions will be redeemed at the redemption amount with interest accrued to (but excluding) the date of

4

redemption.

The Notes are not redeemable at the option of holders at any time.

All Notes which are redeemed will forthwith be cancelled. All Notes so cancelled shall be forwarded to the Trustee and cannot be re-issued or resold.

10. Trustee, Registrar, Transfer Agent, Paying Agent and Calculation Agent. BNY Midwest Trust Company will act as trustee, registrar, transfer agent, paying agent and calculation agent for the Notes.

     In connection with the aforementioned issuance, each of the undersigned hereby certifies to the best of his knowledge that:

     1. The undersigned has read the provisions of the Indenture setting forth covenants and conditions to the Trustee’s authentication and delivery of the Notes by the Company and the definitions in the Indenture relating thereto.

      2. The undersigned has examined the resolutions of the Managing Board of the Company, the authorization of the Supervisory Board of the Company, and the authorization of Group Asset and Liability Committee of the Company, adopted prior to the date hereof relating to the authorization, issuance an delivery of the Notes, such other corporate records of the Company and such other documents deemed necessary as a basis or the opinion hereinafter expressed.

     3. In the opinion of the undersigned, such examination is sufficient to enable the undersigned to express an informed opinion as to whether the covenants and conditions referred to above have been complied with.

     4. The undersigned is of the opinion that the covenants and conditions referred to above have been complied with and that the form and terms of the Notes have been established in conformity with the provisions of the Indenture.

5

     IN WITNESS WHEREOF, the undersigned have executed this Officers’ Certificate as of the date set forth above.

ABN AMRO BANK N.V.

By:	/s/ Rolf Smit

	Name:	Rolf Smit
	Title:	Executive Vice President

By:	/s/ Jan Pranger

	Name:	Jan Pranger
	Title:	Senior Vice President

Acknowledged by the Trustee:

By:	/s/ Mary Callahan

Authorized Signatory

[Officers’ Certificate of the Bank regarding Terms of Notes]

Item 4.3

Unless this certificate is presented by an authorized representative of The Depository Trust Company (55 Water Street, New York, New York) to the issuer or its agent for registration of transfer, exchange or payment, and any certificate to be issued is registered in the name of Cede & Co. or in such other name as is requested by an authorized representative of The Depository Trust Company and any payment is made to Cede & Co., ANY TRANSFER, PLEDGE OR OTHER USE HEREOF FOR VALUE OR OTHERWISE BY OR TO ANY PERSON IS WRONGFUL inasmuch as the registered owner hereof, Cede & Co., has an interest herein. Except as otherwise provided in Article 2 of the Indenture, this Security may be transferred, in whole but not in part, only to another nominee of the Depository or to a successor Depository or to a nominee of such successor Depository.

     No. [   ]

ABN AMRO BANK N.V.
$[                     ]
LIBOR Floating Rate Senior Notes due 2007

CUSIP: [    ]
ISIN: [    ]
Common Code: [    ]

Original Issue Date: May 11, 2004
Maturity Date: May 11, 2007

     This certificate is a Global Certificate in respect of a duly authorized issue of LIBOR Floating Rate Senior Notes due 2007 (the “Notes”) of ABN AMRO Bank N.V., a public limited liability company incorporated under the laws of the Netherlands (the “Bank”). Capitalized terms defined in the Indenture (as defined below) and not otherwise defined herein shall have the same meanings when used herein.

     This Global Certificate is issued subject to, and with the benefit of, the Senior Indenture (the “Indenture”) dated as of May 11, 2004, between the Bank, ABN AMRO Holding N.V., as guarantor, and BNY Midwest Trust Company, as trustee (the “Trustee”).

     For value received, the Bank, subject to and in accordance with the Indenture, hereby promises to pay to CEDE & CO. or registered assigns, the amount of principal of the Notes represented by this Global Certificate (the “Principal Amount”) on the Maturity Date specified above or on such earlier date as the Notes may become due and repayable in accordance with the Indenture, and to pay interest on said Principal Amount from the Original Issue Date specified above or from the most recent interest payment date (each such date, an “Interest Payment Date”) to which interest has been paid or duly provided for, quarterly in arrears on February 11, May 11, August 11 and November 11 of each year, commencing on August 11, 2004, and ending on the Maturity Date, at the per annum interest rate determined as specified herein by the Calculation Agent on each Interest Determination Date, as such terms are defined herein, until the Principal Amount shall have been paid or duly provided for. Interest shall be computed on the basis of the actual number of days elapsed over a 360 day year.

     The interest so payable, and punctually paid or duly provided for, on any Interest Payment Date, as provided in the Indenture, as hereinafter defined, shall be paid to the Person in whose name this Note shall have been registered at the close of business on the regular record date with respect to such Interest Payment Date, which shall be the close of business on the fifteenth calendar day (whether or not a Business Day (as defined below)) immediately preceding such Interest Payment Date; provided, that interest payable on the Maturity Date shall be paid to the Person to whom principal shall be paid. Any such interest not so punctually paid or duly provided for shall forthwith cease to be payable to the holder on such regular record date and shall be paid as provided in said Indenture.

     If any Interest Payment Date (other than the Maturity Date) is not a Business Day, such Interest Payment Date will be postponed to the next succeeding day that is a Business Day, except that if such Business Day is in the next succeeding calendar month, such Interest Payment Date (other than the Maturity Date) shall be the next preceding Business Day. If the Maturity Date is not a Business Day, the related payment of principal and interest on this Note will be made on the next succeeding Business Day as if it were made on the date such payment was due, and no interest will accrue on the amounts so payable for the period from and after such date to the next succeeding Business Day.

      Rate of Interest

     The interest rate on this Note will be reset quarterly on February 11, May 11, August 11 and November 11 of each year, commencing on August 11, 2004 (each, an “Interest Reset Date”), and this Note will bear interest at a per annum rate equal to three-month LIBOR (as defined below) for the applicable Interest Reset Period (as defined below), plus 0.06%. The interest rate for the Initial Interest Reset Period (as defined below) will be three-month LIBOR, determined as of two London Business Days (as defined below) prior to the Original Issue Date, plus 0.06% per annum. The “Initial Interest Reset Period” will be the period from and including the Original Issue Date to but excluding the initial Interest Reset Date. Thereafter, each “Interest Reset Period” will be the period from and including an Interest Reset Date to but excluding the immediately succeeding Interest Reset Date; provided that the final Interest Reset Period for this Note will be the period from and including the Interest Reset Date immediately preceding the Maturity Date of this Note to but excluding the Maturity Date.

2

     If any Interest Reset Date would otherwise be a day that is not a Business Day, the Interest Reset Date will be postponed to the next succeeding day that is Business Day, except that if that Business Day is in the next succeeding calendar month, the Interest Reset Date shall be the next preceding Business Day.

     The interest rate in effect on each day will be (i) if that day is an Interest Reset Date, the interest rate determined as of the Interest Determination Date (as defined below) immediately preceding such Interest Reset Date or (ii) if that day is not an Interest Reset Date, the interest rate determined as of the Interest Determination Date immediately preceding the most recent Interest Reset Date or the Original Issue Date, as the case may be.

     “Business Day” means a day which is not a day when banking institutions in the City of New York are authorized or required by law or regulation to be closed, and that is also a “London Business Day”, which is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market

      Interest Rate Determination

     The interest rate applicable to each Interest Reset Period commencing on the related Interest Reset Date, or the Original Issue Date in the case of the Initial Interest Reset Period, will be the rate determined as of the applicable Interest Determination Date. The “Interest Determination Date” will be the second London Business Day immediately preceding the Original Issue Date, in the case of the Initial Reset Period, or thereafter the applicable Interest Reset Date.

      Three-month LIBOR (hereafter referred to as “LIBOR”) will be determined by BNY Midwest Trust Company, or its successor appointed by the Bank, acting as calculation agent (the “Calculation Agent”), as of the applicable Interest Determination Date in accordance with the following provisions:

     (i) LIBOR will be determined on the basis of the offered rates for deposits in U.S. dollars having a three-month maturity, commencing on the second London Business Day immediately following such Interest Determination Date, which appears on Moneyline Telerate Page 3750 (as defined below) as of approximately 11:00 a.m., London time, on such Interest Determination Date. “Moneyline Telerate Page 3750” means the display designated on page “3750” on Moneyline Telerate (or such other page as may replace the 3750 page on that service, any successor service or such other service or services as may be nominated by the British Bankers’ Association for the purpose of displaying London interbank offered rates for U.S. dollar deposits). If no rate appears on Moneyline Telerate Page 3750, LIBOR for such Interest Determination Date will be determined in accordance with the provisions of paragraph (ii) below.

     (ii) With respect to an Interest Determination Date on which no rate appears on Moneyline Telerate Page 3750 as of approximately 11:00 a.m. London time, on such Interest Determination Date, the Calculation Agent

3

shall request the principal London offices of each of four major reference banks (which may include affiliates of the underwriters) in the London interbank market selected by the Calculation Agent (after consultation with the Bank) to provide the Calculation Agent with a quotation of the rate at which deposits of U.S. dollars having a three-month maturity, commencing on the second London Business Day immediately following such Interest Determination Date, are offered by it to prime banks in the London interbank market as of approximately 11:00 a.m., London time, on such Interest Determination Date in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time. If at least two such quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of such quotations as calculated by the Calculation Agent If fewer than two quotations are provided, LIBOR for such Interest Determination Date will be the arithmetic mean of the rates quoted as of approximately 11:00 a.m., New York City time, on such Interest Determination Date by three major banks (which may include affiliates of the underwriters) selected by the Calculation Agent (after consultation with the Bank) for loans in U.S. dollars to leading European banks having a three-month maturity commencing on the second London Business Day immediately following such Interest Determination Date and in a principal amount equal to an amount of not less than U.S. $1,000,000 that is representative for a single transaction in such market at such time; provided, however, that if the banks selected as aforesaid by the Calculation Agent are not quoting such rates as mentioned in this sentence, LIBOR for such Interest Determination Date will be LIBOR determined with respect to the immediately preceding Interest Determination Date.

     All percentages resulting from any calculation of any interest rate for this Note will be rounded, if necessary, to the nearest one hundred thousandth of a percentage point, with five one-millionths of a percentage point rounded upward and all dollar amounts will be rounded to the nearest cent, with one-half cent being rounded upward.

     Promptly upon such determination, the Calculation Agent will notify the Bank and the Trustee (if the Calculation Agent is not the Trustee) of the interest rate for the new Interest Reset Period. Upon request of the holder of this Note, the Calculation Agent will provide to the holder the interest rate in effect on the date of such request and, if determined, the interest rate for the next Interest Reset Period.

     All calculations made by the Calculation Agent for the purposes of calculating interest on this Note shall be conclusive and binding on the holder and the Bank, absent manifest error.

      Exchange and Transfer

4

     This Global Note is exchangeable for Notes in definitive registered form only under certain limited circumstances set forth in the Indenture and the Officers’ Certificate of the Bank, dated as of May 11, 2004 (the “Officers’ Certificate”).

     As provided in the Indenture and subject to certain limitations therein set forth, this Note is transferable by the registered holder hereof on the Security register of the Bank, upon surrender of this Note for registration of transfer at the office or agency of the Bank as may be designated by the Bank accompanied by a written instrument or instruments of transfer in form satisfactory to the Bank or the Trustee duly executed by the registered holder hereof or his or her attorney duly authorized in writing, and thereupon one or more new Notes of authorized denominations and for the same aggregate principal amount and series will be issued to the designated transferee or transferees. No service charge will be made for any such transfer, but the Bank may require payment of a sum sufficient to cover any tax or other governmental charge payable in relation thereto.

     Prior to due presentment for registration of transfer of this Note, the Bank, the Trustee, any paying agent and any Security registrar may deem and treat the registered holder hereof as the absolute owner hereof (whether or not this Note shall be overdue and notwithstanding any notice of ownership or writing hereon made by anyone other than the Security registrar) for the purpose of receiving payment of or on account of the principal hereof and premium, if any, and interest due hereon and for all other purposes, and neither the Bank nor the Trustee nor any paying agent nor any Security registrar shall be affected by any notice to the contrary.

     The Notes are issuable only in registered form without coupons in denominations of $1,000 and any integral multiple thereof. As provided in the Indenture and subject to certain limitations, the Notes are exchangeable for a like aggregate principal amount of the Notes of a different authorized denomination, as requested by the holder surrendering the same.

      Redemption

     The Notes may not be redeemed prior to maturity, unless there should occur certain changes in the treatment of the Notes for taxation purposes, as set forth in the Officers’ Certificate.

      Governing Law

     This Note shall be governed by the laws of the State of New York, and for all purposes shall be construed in accordance with the laws of said State, without regard to conflicts of laws provisions thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

5

     IN WITNESS WHEREOF, the Bank has caused this Global Certificate to be executed.

ABN AMRO BANK N.V.

By:

Name:
Title:

By:

Name:
Title:

Guaranteed to the extent set forth in the Senior Indenture, dated as of May 11, 2004.

ABN AMRO HOLDING N.V.

By:

Name:
Title:

By:

Name:
Title:

CERTIFICATE OF AUTHENTICATION

     This is one of the Notes of the series designated in accordance with, and referred to in, the within-mentioned Indenture.

BNY MIDWEST TRUST COMPANY,
as Trustee

By:

Authorized Signatory

Dated: May 11, 2004

6

FOR VALUE RECEIVED, the undersigned hereby sell(s), assign(s) and transfer(s) unto

(PLEASE INSERT SOCIAL SECURITY OR OTHER IDENTIFYING NUMBER OF ASSIGNEE)

(PLEASE PRINT OR TYPE NAME AND ADDRESS, INCLUDING ZIP CODE, OF ASSIGNEE)

the within Note and all rights thereunder, hereby irrevocably constituting and appointing such person attorney to transfer such Note on the books of the Bank, with full power of substitution in the premises.

Dated: ________________	____________________________

NOTICE:	The signature to this assignment must correspond with the name as written upon the face of the within Note in every particular, without alteration or enlargement or any change whatever and NOTICE: Signature(s) must be guaranteed by a financial institution that is a member of the Securities Transfer Agents Medallion Program (“STAMP”), the Stock Exchange Medallion Program (“SEMP”) or the New York Stock Exchange, Inc. Medallion Signature Program (“MSP”).

7

Item 8.1

DAVIS POLK & WARDWELL
450 Lexington Avenue
New York, New York 10017

                                             May 12, 2004

ABN AMRO Holding N.V.
ABN AMRO Bank N.V.
Gustav Mahlerlaan 10
1082 PP Amsterdam
The Netherlands

Ladies and Gentlemen:

     We have acted as special tax counsel to ABN AMRO Holding N.V. and ABN AMRO Bank N.V., each a public limited liability company incorporated under the laws of The Netherlands, in connection with the preparation and filing of a prospectus dated May 4, 2004 (the “Supplemental Prospectus”) to registration statement number 333-104778 on Form F-3 (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Item 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

     In our opinion, the discussion under the heading “Taxation – United States Federal Income Taxation” in the Supplemental Prospectus, insofar as it relates to U.S. federal income tax matters, and subject to the conditions and limitations described therein, sets forth the material U.S. federal income tax considerations applicable generally to holders of the notes offered pursuant to the Supplemental Prospectus as a result of the ownership and disposition of such notes.

     We hereby consent to the inclusion of this opinion in the Supplemental Prospectus and to the references to us under the heading “Taxation – United States Federal Income Taxation” therein. In giving such consent, we do not concede that we are in the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,

/s/ Davis Polk & Wardwell

Item 8.2

CLIFFORD CHANCE LIMITED LIABILITY PARTNERSHIP
Droogbak 1A
1013GE Amsterdam
The Netherlands

TK/MJJG/A2052-1212 11 May 2004
0031 (0) 20 711 9147

ABN AMRO Incorporated
55 E. 52 nd Street
New York, New York 10055

for itself and on behalf of the
underwriters party to the Underwriting Agreement
(the "Underwriters")

BNY Midwest Trust Company
2 North LaSalle Street, Suite 1020
Chicago, IL 6062
(the “Indenture Trustee”)

Dear Sirs,

ABN AMRO Bank N.V.
Issue of US$ 1,000,000,000
LIBOR Floating Rate Senior Notes due May 11, 2007,
unconditionally guaranteed on a senior basis by ABN AMRO Holding N.V.

1.	Description of Transaction / Scope of our Role

1.1	We have acted as special legal counsel (advocaten) in The Netherlands to ABN AMRO Holding N.V. of Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands ("Holding") and ABN AMRO Bank N.V. of Gustav Mahlerlaan 10, 1082 PP Amsterdam, The Netherlands (the "Issuer", and together with Holding, the "Companies"), for the sole purpose of rendering a legal opinion as to certain matters of Netherlands law in connection with an issue by the Issuer of US$ 1,000,000,000 LIBOR Floating Rate Senior Notes due May 11, 2007, unconditionally guaranteed on a senior basis by Holding (the "Securities").

1.2	We understand that the Securities will be offered to persons or entities who or which are established, domiciled or have their usual residence outside The Netherlands and in The Netherlands to Professional Investors only.

1.3	Our role in this respect has been limited to rendering this legal opinion. We have not been involved in drafting or negotiating any of the Documents (as defined below), save for suggesting changes to the extent necessary for the purpose of this opinion and compliance with Dutch law. Accordingly, we assume no responsibility for the adequacy of the Documents or for the appropriateness of any disclosures made in the Prospectus (as defined below) (except to the extent expressly stated otherwise in this opinion).

1.4	We are rendering this legal opinion pursuant to Sections 6 (b) and 6 (e) of the Underwriting Agreement (as defined below). Capitalised terms used herein without definition shall, unless the context otherwise requires, have the same meanings ascribed to them in the Underwriting Agreement. Headings in this opinion are for ease of reference only and shall not affect the interpretation hereof.

2.	Documents Examined / Reliance

In arriving at the opinions expressed below, we have examined and relied upon the following documents:

2.1	a faxed copy of the articles of association (statuten) of Holding dated 26 May 2003, being the currently effective articles of association according to the extract referred to in 2.2 below (the "Holding Articles of Association");

2.2	a copy of an official summary extract (beperkt uittreksel) dated 3 May 2004 from the Commercial Register of the Chamber of Commerce in Amsterdam (the “Chamber”) relating to the registration of Holding under number 33220369 and confirmed to us by the Chamber by telephone on the time and date hereof to have remained unaltered since such date and evidencing the authority of Messrs. R.W.J. Groenink and T. de Swaan (together the “Holding Attorneys I”) to jointly represent Holding (together the “Holding Powers of Attorney I”);

2.3	a faxed copy of the articles of association (statuten) of Bank dated 17 May 2001, being the currently effective articles of association according to the extract referred to in 2.4 below (the "Issuer Articles of Association" and together with the Holding Articles of Association, the "Articles of Association");

2.4	a faxed copy of an official summary extract (beperkte uittreksel) dated 3 May 2004 from the Chamber relating to the registration of the Issuer under number 33002587 and evidencing the authority of Messrs. R. Smit, J.C. Pranger, E. Bongaerts and M. Roddenhof (the "Issuer Attorneys") to represent the Issuer by any two of them acting jointly (the "Issuer Powers of Attorney") and confirmed to us by the Chamber by telephone on the time and date hereof to have remained unaltered since such date;

2.5	a faxed copy of an executed underwriting agreement (the "Underwriting Agreement") dated 4 May 2004, as amended, by and between the Issuer, Holding and ABN AMRO Incorporated, confirmed and accepted by the Underwriters;

2.6	a faxed copy of a senior indenture dated 11 May 2004 (the "Indenture") between Holding as guarantor, the Indenture Trustee and the Issuer;

2.7	a copy of the prospectus supplement dated 4 May 2004 (the "Prospectus Supplement") prepared in connection with the Securities;

2.8	the form of the global certificate (the "Global Certificate") representing the Securities to be issued by the Issuer;

2.9

a faxed copy of a certificate dated 16 January 2004 and signed by Mr. H. Duijn in its capacity as secretary to the board of managing directors of each of Holding and the Issuer, containing an extract of minutes of a meeting of the board of managing directors of Holding and the Issuer held on respectively on 17 and 18 December 2003 resolving, inter alia, to delegate the authority to issue the securities to the subcommittee Group Asset & Liability Committee (“Group ALCO”);

2.10	a faxed copy of the minutes of the meeting held on 14 April 2004 by Group ALCO, dated 20 April 2004 and signed by Mr. J.J. Remmerswaal in his capacity as secretary of Group ALCO resolving, inter alia, to enter into the Documents and to issue the Securities;

2.11	a faxed copy of two certificates dated 9 January 2004 and signed by (i) Messrs. R.W.J. Groenink and T. de Swaan in their capacity as members of the board of managing directors of each of Holding and the Issuer, (ii) Mr. A.A. Loudon in its capacity of chairman of the board of supervisory directors of each of Holding and the Issuer and (iii) Mr. H. Duijn in its capacity as secretary to the board of managing directors and the board of supervisor directors of each of Holding and the Issuer, containing an extract of minutes of a meeting of the board of supervisory directors of Holding and the Issuer dated 9 January 2004 resolving, inter alia, to authorise the issuance of debentures by the Issuer and Holding for the year 2004 up to a maximum amount of EUR 25,000,000,000;

2.12	a faxed copy of a signed letter dated 4 May 2004 purportedly signed on behalf of the Issuer and sent by the Issuer to the Authority for the Financial Markets (Autoriteit Financiele Markten) with regard to the offering of the Securities outside The Netherlands; and

2.13	a faxed copy of a power of attorney dated 28 April 2004 (the "Holding Power of Attorney II" and together with the Issuer Powers of Attorney and the Holding Powers of Attorney I, the "Powers of Attorney") and signed by the Holding Attorneys I and appointing any two of Messrs R. Smit, J.C. Pranger, E. Bongaerts, H. Filali and M. Roddenhof, acting jointly and provided one of them is always an Authorized Signatory A(the “Holding Attorneys II”" and together with the Issuer Attorneys and the Holding Attorneys I, the "Attorneys") to represent Holding in connection with the execution of the Documents (as defined below).

The documents listed under 2.5, 2.6 and 2.8 above are hereinafter referred to as the “Documents”. The resolutions listed under 2.9 up to and including 2.13 above are hereinafter referred to as the “Resolutions”.

3.	Assumptions

In examining and in describing the documents listed above and in giving this opinion we have, with your permission, assumed:

3.1	the genuineness of all signatures on all documents or on the originals thereof, the authenticity and completeness of all documents submitted to us as originals and the conformity of conformed, (photo) copy, faxed or specimen documents to the originals thereof;

3.2	the power, capacity (corporate and other) and authority of all parties (other than the Companies) to enter into and perform their obligations under the Documents, the legal capacity (handelingsbekwaamheid) of all individuals who have signed or will sign documents or who have given confirmations on which we rely (including those individuals acting on the Companies' behalf) and that the Documents and all other agreements and documents relating thereto have been or will be (where appropriate) duly authorised, executed and delivered by all parties thereto (other than the Companies) and create valid and legally binding obligations for all such parties as a matter of applicable law (if other than Dutch law and the chosen governing law);

3.3	that each party to any document (other than the Companies) is duly incorporated and organised, validly existing and in good standing (where such concept is legally relevant to its capacity) under the laws of its jurisdiction of incorporation and of the jurisdiction of its principal place of business;

3.4	the due compliance with all matters (including without limitation the obtaining of the necessary consents, licences, approvals and authorizations, the making of the necessary filings, lodgments, registrations and notifications and the payment of stamp duties and their taxes) under any law other than that of The Netherlands as may relate to or be required in respect of:

(a) the Documents,

(b) the lawful execution thereof,

(c) the creation, issuance and distribution of the Securities and the distribution (electronically or otherwise) of the Prospectus Supplement,

(d) the parties to the Documents (including the Companies) or other persons affected thereby,

(e) the performance or enforcement of the Documents by or against the parties (including the Companies) or such other persons, or

(f) the creation of valid and legally binding obligations of all the parties to the Documents (including the Companies) enforceable against such parties in accordance with their respective terms;

3.5	that any obligations under the Documents which are to be performed in any jurisdiction outside The Netherlands will not be illegal or contrary to public policy under the laws of that jurisdiction;

3.6	that the Documents and all other documents and other formalities for the issue of the Securities, where applicable, have been or will be executed and/or authenticated in the form submitted to and examined by us as referred to above and on behalf of (a) Holding by either any two managing directors acting jointly or by any two Holding Attorneys acting jointly and (b) the Issuer by either any two managing directors acting jointly or by any two Issuer Attorneys acting jointly;

3.7	that under the laws governing the existence and extent of the authorisations contained in the Powers of Attorney towards third parties (as determined pursuant to the rules of the The Hague Convention on the Laws Applicable to Agency), if other than the laws of The Netherlands, the Powers of Attorney authorise the respective Attorneys to create binding obligations on the Issuer and Holding (as the case may be) towards the parties with whom such Attorneys act in the name and on behalf of the Issuer and Holding (as the case may be);

3.8	that under the laws of the State of New York to which they are expressed to be subject, and under all other relevant laws (other than those of The Netherlands):

(a) the choice of the laws of the State of New York to govern the Documents is a valid and binding selection;

(b) the Documents constitute and will at all times constitute valid and legally binding obligations of all parties thereto (including the Companies) enforceable against them in accordance with their respective terms;

(c) the Securities constitute and will at all times constitute the valid and legally binding obligations of the Issuer enforceable against it in accordance with their terms; and

(d) the submission by the Companies to the jurisdiction of the courts of the State of New York with regard to the Documents is valid and binding upon the Companies;

3.9	that the issue of the Securities, any circulars, documents or information relating to the Issuer and any and all invitations, offers, sales and deliveries of the Securities have been and will continue to be made in conformity with the provisions of the Underwriting Agreement and in particular in conformity with the selling restrictions set out (or referred to) therein in respect of the laws of The Netherlands;

3.10	that all parties (including the Companies) entered into the Documents for bona fide commercial reasons and on arm’s length terms;

3.11	that neither the Documents nor any of the transactions contemplated thereby (whether individually or seen as a whole) are or will result in a breach of the laws (including for the avoidance of doubt, the tax laws) of the State of New York or of any other relevant laws (other than those of The Netherlands), or are intended to avoid the applicability or the consequences of such laws in a manner that is not permitted thereunder;

3.12	that the Resolutions remain in full force and effect and unaltered, that all factual matters certified or confirmed therein were true and accurate when given and remain true and accurate as at the date hereof and that the Companies' Managing Directors and Group ALCO, in resolving to enter into the Documents and issue the Securities, acted bona fide and in the Companies' corporate interest;

3.13	that the meetings of the board of managing directors and board of supervisory directors of the Companies as referred to in 2.9 and 2.11 above and the meeting of Group ALCO referred to in 2.10 above were convened and were conducted in accordance with the laws of The Netherlands and the Articles of Association;

3.14	that the borrowing envisaged under the Documents is within the maximum amount authorised by the Supervisory Board of Holding and the Issuer referred to in 2.11 above;

3.15	that the managing directors of the Companies do not have a conflict of interest with such Companies in respect of the Documents to which they are expressed to be a party that would preclude them from validly representing (or granting a power of attorney in respect of the Documents for) the Companies;

3.16	that there is no works council (ondernemingsraad) and Dutch central works council (centrale ondernemingsraad) with jurisdiction over the transactions as envisaged by the Documents and the issue of the Securities;

3.17	without prejudice to our opinion under 5.9 below: that The Netherlands courts will, in giving effect to the choice of law provision in the Documents, apply the laws of the State of New York correctly;

3.18	any transaction carried out by the Issuer in The Netherlands, which stabilises or maintains the market price of the Securities at a level which might not otherwise prevail will:

(a) be carried out in conformity with the rules laid down in Annex 6 of the Further Conduct of Business Regulation to the Securities Market Supervision Act (Nadere Regeling gedragstoezicht effectenverkeer 2002);

(b) if conducted on Euronext: also be in compliance with the regulations of Euronext Amsterdam N.V.; and

(c) if conducted in or from The Netherlands: also be in compliance with Dutch insider dealing rules; and

3.19	that the Underwriters offering Securities or distributing (whether electronically or otherwise) the Prospectus and any other circulars, offer documents or information relating to the Issuer and/or the Securities in or from The Netherlands will be licensed or exempt pursuant to Articles 7 to 10 inclusive of the Securities Market Supervision Act (Wet toezicht effectenverkeer 1995).

4.	Scope of our Review / Matter Excluded

4.1	The Documents and the issue and offering of the Securities are expressed to be governed by the laws of the State of New York. As Dutch lawyers we are not qualified to assess the meaning and consequences of the terms of the Documents under New York State law and we have made no investigation into the laws of the State of New York as a basis for the opinion expressed hereinafter and do not express or imply any opinion thereon. Accordingly, our review of the Documents has been limited to the terms of such documents as they appear on the face thereof without reference to New York State law.

4.2	We express no opinion:

4.2.1	as to any law other than the laws of The Netherlands in force as at the date hereof as applied and interpreted according to present published case-law of The Netherlands courts, administrative rulings and notices of and communications with the Dutch Central Bank (De Nederlandsche Bank N.V., "DNB") and the Authority for the Financial Markets (Autoriteit Financiële Markten, "AFM") and authoritative literature;

4.2.2	that the future or continued performance of any of the Companies' obligations or the consummation of the transactions contemplated by the Documents will not contravene such laws, application or interpretation if altered in the future;

4.2.3	save as expressly stated below, on the tax laws of The Netherlands or on international law, including (without limitation) the rules of or promulgated under or by any bi- or multi-lateral treaty or treaty organisation (unless implemented into Netherlands law) or on any anti-trust, insider dealing or competition laws;

4.2.4	with regard to the effect of any systems of law (other than the laws of The Netherlands) even in cases where, under Netherlands law, any foreign law falls to be applied and we assume that any applicable law (other than Netherlands law) would not affect or qualify our opinion as set out below; or

4.2.5	on any commercial, accounting or other non-legal matter or on the ability of the Companies to meet their financial or other obligations under the Documents.

4.3	We have not been concerned with investigating or verifying the accuracy of any facts, representations or warranties set out in any of the Documents (with the exception of those matters on which we specifically and expressly give our opinion). To the extent that the accuracy of such facts, representations and warranties not so investigated or verified and of any facts stated in any of the documents listed above (or orally confirmed) is relevant to the contents of this opinion, we have assumed that such facts, representations and warranties were true and accurate when made and remain true and accurate.

4.4	Other than to review the documents listed above, we have not examined any contracts, instruments or other documents entered into by or affecting the Companies or any corporate records of the Companies and, although we have made the enquiries under 2.2 and 2.4 above and under 5.1 below, we have not undertaken any factual investigations or made any other enquiries or searches concerning the Companies and we have otherwise assumed that

(a) no effective resolution has been adopted approving a voluntary winding-up, approving a statutory merger (juridische fusie) or a de-merger (splitsing) of the Companies (where - in either of the latter two cases - the Companies would be the disappearing entity),

(b) no petition has been presented to a court for the bankruptcy (faillissement) or dissolution (ontbinding en vereffening) of the Companies or for any special measures (bijzondere voorzieningen) to be imposed in respect of the Companies within the meaning of Chapter X of the Act on the Supervision of the Credit System (Wet toezicht kredietwezen 1992, "ASCS") ("Special Measures"); and

(c) no receiver, trustee, administrator or similar officer has been appointed in respect of the Companies or any of their respective assets.

4.5	Where an assumption is stated to be made in this opinion, we have not made any investigation with respect to the matters that are the subject of such assumption and we express no views as to such matters.

5.	Opinion

Based upon and subject to the foregoing and to the further qualifications set out below and subject to any factual matters, documents or events not disclosed to us by the parties concerned, having regard to such legal considerations as we deem relevant, we are of the opinion that:

5.1	Corporate Status, Power and Capacity

5.1.1	Holding is registered as: (i) a public limited liability company (naamloze vennootschap), (ii) incorporated on 30 May 1990 and (iii) validly existing under the laws of The Netherlands.

The Issuer is registered as: (i) a public limited liability company (naamloze vennootschap), (ii) incorporated on 7 February 1825 and (iii) validly existing under the laws of The Netherlands.

The Companies have:

(d)

the corporate power and corporate capacity to execute the Documents to which they are expressed to be a party, (in respect of the Issuer) to create and issue the Securities and to undertake and perform the obligations expressed to be assumed by the Companies therein; and

(e) taken all internal corporate action required by the Articles of Association and by Dutch corporate law to approve and to authorise the same.

5.1.2	The court registry of the Civil Law Section (Sector Civiel Recht) of the Court of first instance (Rechtbank) of Amsterdam has confirmed to us by telephone at the time and date hereof that the Companies have not been declared bankrupt (failliet) and have not been made the subject of Special Measures at the time and the date hereof.

5.1.3	The Chamber has confirmed to us by telephone on the time and date hereof that:

(a) the Companies have not registered a voluntary winding-up resolution;

(b) such Chamber is not itself taking any steps to have the Companies dissolved;

(c) it has not registered an order placing any assets of the Companies under administration (onderbewindstelling); and

(d) there is no registration of any order by the Court of first instance (Rechtbank) for the dissolution (ontbinding en vereffening) of the Companies.

5.1.4	The searches and enquiries referred to above do not determine conclusively whether or not the matters or events enquired after have occurred or not. There is no formal register of judgments, declarations or orders referred to in paragraph 5.1.2 or 5.1.3 (c) or (d) above.

5.2	Execution of Securities and other Documents

5.2.1	When any Securities are duly executed on behalf of the Issuer in the manner set out in 3.6 above and completed, authenticated, delivered and paid for in accordance with the terms of the Documents, such Securities have been validly executed by the Issuer and constitute the valid and legally binding obligations of the Issuer enforceable against it in accordance with their terms.

5.2.2	Each of the other Documents to which it is expressed to be a party, when executed by all parties thereto and on behalf of the Companies in the manner set out in 3.6 above, has been validly executed and delivered on behalf of the Companies and constitutes the valid and legally binding obligations of the Companies enforceable against them in accordance with their respective terms.

5.3	Authorisations, Consents and Approvals

No authorisations, consents or approvals of, and no licence or order of, any court, governmental agency or body of The Netherlands are required under the laws and regulations of The Netherlands for (or in connection with):

(i) the creation, issue and offering of the Securities in or from The Netherlands;

(ii) the execution by the Companies of the Documents to which they are expressed to be a party and the performance of their respective obligations thereunder; or

(iii) the payment by the Companies, when due, of all sums which they may be liable to pay in respect of the Securities or under the other Documents to which they are expressed to be a party in the currency in which they are stated to be payable.

5.4	Conflict with Laws or Articles of Association

In themselves, none of the matters referred in paragraphs 5.3 (i) through (iii) conflicts or will conflict with or result in a breach of any provision of (or constitute a breach of or default under):

(i) the Articles of Association; or

(ii) any law or generally applicable regulation of The Netherlands to which the Companies are subject,

which would make the Documents, or parts thereof, null or void or subject to avoidance or nullification in The Netherlands.

5.5	Qualification to do Business

It is not necessary under the laws of The Netherlands (a) in order to enable any party thereto (other than the Companies) to enforce its rights under the Documents or (b) by reason of the execution of the Documents or the performance by it of its obligations thereunder, that any party thereto (other than the Companies) should be licensed, qualified or otherwise entitled to carry on business in The Netherlands.

5.6	Filings and Registrations

It is not necessary under the laws of The Netherlands to notarise, file, register or otherwise record in any public office or elsewhere the Documents, or to comply with any other formality in relation thereto in order to ensure the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any other documents relating thereto. However the Companies are obliged to comply with (a) all reporting obligations to DNB under the ASCS and (b) all notification, reporting and registration requirements of DNB in connection with the issue of the Securities and all payments in respect of the Documents to or from non-residents of The Netherlands in accordance with the General Reporting Instructions 2003 (Rapportagevoorschriften betalingsbalansrapportages 2003) issued by DNB pursuant to the External Financial Relations Act 1994 (Wet financiële betrekkingen buitenland 1994), although a failure to perform any of the foregoing formalities should not adversely affect the validity, effectiveness, enforceability or admissibility in evidence of the Documents or any payment made or to be made thereunder.

5.7	Submission to Jurisdiction

5.7.1	The submission by the Companies to the jurisdiction of the courts of the State of New York with regard to any proceedings arising out of or in relation to the Documents is valid and binding upon the Companies.

5.7.2	Notwithstanding a contractual provision to the contrary, however, the competent court in The Netherlands may assume jurisdiction (i) pursuant to Article 254 of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering) in urgent matters, when, in view of the interests of the parties, provisional measures are required, or (ii) to allow provisional measures for the duration of the litigation at the request of each party to pending litigation pursuant to Article 223 of the Dutch Code of Civil Procedure. Furthermore, notwithstanding any contractual provision to the contrary, jurisdiction of Dutch courts may arise in the context of an attachment against the Companies or any of their respective assets.

5.8	Enforceability of Foreign Judgments in The Netherlands

5.8.1	In the absence of an applicable treaty or convention providing for the recognition and enforcement of judgements in civil and commercial matters which is binding in The Netherlands, a judgement rendered by a foreign court against the Companies in an action instituted in the manner contemplated by the relevant instrument based on one or more of the Documents will not be recognised and enforced by the courts of The Netherlands

5.8.2	In order to obtain a judgement that is enforceable against the Companies, it will be necessary to relitigate the matter before the competent court of The Netherlands and to submit the judgement rendered by the foreign court in the course of such proceedings, in which case The Netherlands courts may give such effect to the foreign judgement as it deems appropriate. There are no treaties between The Netherlands and the United States of America on the recognition and enforcement of civil or commercial judgements. However, according to current practice, based upon case law, Netherlands courts will in all probability recognise, give "res juridicata" to and render a judgement in accordance with a foreign judgement if and to the extent that the following conditions are met:

(i) the foreign court rendering the judgement has jurisdiction over the matter on internationally accepted grounds (e.g. if the parties have agreed, for example in a contract, to submit their disputes to the foreign court) and has conducted the proceedings in accordance with generally accepted principles of fair trial (e.g. after proper service of process);

(ii) the foreign judgement is final and definitive; and

(iii) such recognition is not in conflict with Netherlands policy (i.e. a fundamental principle of Netherlands law) or an existing Netherlands judgement.

5.9	Choice of Law

The courts of The Netherlands will observe and give effect to the choice of the laws of the State of New York as the law governing the Documents in any proceedings in relation such documents but when applying New York State law as the law governing the Documents, the courts of competent jurisdiction of The Netherlands, if any, by virtue of the 1980 Rome Convention on the Law Applicable to Contractual Obligations (the “Rome Convention”):

	(i)	may give effect to the mandatory rules of law of another country with which the situation has a close connection, if and insofar as, under the law of the latter country, those rules must be applied whatever the law applicable to the Documents (article 7(1) Rome Convention);

	(ii)	will apply the law of The Netherlands in a situation where it is mandatory irrespective of the law otherwise applicable to the Documents (article 7(2) Rome Convention);

	(iii)	may refuse to apply New York State law if such application is manifestly incompatible with the public policy of The Netherlands (article 16 Rome Convention); and

	(iv)	shall have regard to the law of the country in which performance takes place in relation to the manner of performance and the steps to be taken in the event of defective performance (article 10(2) Rome Convention).

5.10	Taxation

We hereby confirm the opinion set forth in the Prospectus Supplement under the caption "Taxation-Netherlands Taxation". The discussion set forth in the Prospectus Supplement under such caption is an accurate summary of The Netherlands tax matters described therein.

6.	Qualifications

The opinion expressed above is subject to the following qualifications:

6.1

the terms "enforceable", "valid", "legal", "binding" and "effective" (or any combination thereof) where used herein, mean that the obligations assumed by the relevant party under the relevant document are of a type which Dutch law generally recognises and enforces; they do not mean that these obligations will necessarily be enforced in all circumstances in accordance with their terms; in particular enforcement before the courts of The Netherlands will in any event be subject to:

(i)

the degree to which the relevant obligations are enforceable under their governing law (if other than Dutch law) and the availability of defences under such law such as, without limitation, set-off (unless validly waived), fraud, misrepresentation, duress, error, undue influence, unforeseen circumstances, abatement, force majeure and counter-claim;

(ii)

the nature of the remedies available in such courts (and nothing in this opinion must be taken as indicating that specific performance or injunctive relief would be available as remedies for the enforcement of such obligations);

(iii) the acceptance by such courts of jurisdiction;

in addition, our opinion is subject to and limited by the provisions of any applicable bankruptcy, insolvency, liquidation, reorganisation, moratorium and other similar laws of general application (including Special Measures) relating to or affecting generally the enforcement of creditors’ right and remedies from time to time (including the doctrine of voidable preference within the meaning of Section 3:45 of The Netherlands Civil Code and/or Article 42 et. seq. of The Netherlands Bankruptcy Code) (without any limitation) and any emergency measures that may be taken under the Dutch Financial Relations Emergency Act (Noodwet Financieel Verkeer);

6.2	any enforcement of the Documents or of any foreign judgments in The Netherlands will be subject to the rules of civil procedure as applied by the courts of The Netherlands; such courts have powers to mitigate any amounts due between contracting parties in respect of litigation or collection of costs and, if so requested, to make an award in a foreign currency; enforcement of a judgment for a sum of money expressed in foreign currency against the Companies' assets located in The Netherlands would be executed, however, in terms of the legal tender of The Netherlands and the applicable rate of exchange would be that prevailing on the date of payment; service of process for any proceedings before the courts of The Netherlands must be performed in accordance with Dutch laws of civil procedure; the taking of concurrent proceedings in more than one jurisdiction in which the Judgments Regulation is applicable may - notwithstanding the terms of the Documents - be precluded by Section 9 (Related Actions) of the Judgments Regulation; as regards jurisdiction generally, the courts of The Netherlands have the power to stay proceedings if concurrent proceedings are being brought elsewhere; finally, the ability of any party to assume control over another party’s proceedings before the courts of The Netherlands may be limited by Dutch rules of civil procedure;

6.3	the concept of "delivery" of a document is not known or required under the laws of The Netherlands to render a document valid, legally binding and enforceable; furthermore, the question whether or not any provisions in the Documents which are invalid or void may be severed from the other provisions thereof in order to save those other provisions would be determined by the Dutch courts in their discretion;

6.4	all powers of attorney (volmachten) and mandates (lastgevingen) (including, but not limited to, powers of attorney and mandates expressed to be irrevocable) granted by the Companies and all appointments of agents made by the Companies, explicitly or by implication, terminate by law and without notice upon the Companies' bankruptcy (faillissement) and become ineffective if Special Measures are applied in respect of the Companies;

6.5	if a party to the Documents is controlled by or otherwise connected with a person, organisation or country, which is currently the subject of United Nations, European Community or Netherlands sanctions, implemented, effective or sanctioned in The Netherlands under the Sanctions Act 1977 (Sanctiewet 1977), the Import and Export Act (In- en Uitvoerwet) the Economic Offences Act (Wet Economische Delicten) or

the ASCS, or is otherwise the target of any such sanctions, the obligations of the Companies to that party may be unenforceable or void or otherwise affected;

6.6	in the event that Securities are executed on behalf of the Issuer by use of facsimile signatures:

(i) the Issuer should approve such use of the relevant signatures and evidence of the Issuer's approval may be required for the enforcement of the Securities in The Netherlands; if any of the Securities were executed by attaching thereto or printing thereon the facsimile signature of any person who does not hold office with the Issuer at the issue date of such Securities, or if such Securities are issued on a date on which the person whose facsimile signature is attached thereto or printed thereon no longer holds office, it may be necessary for the enforcement of such Securities against the Issuer in The Netherlands that the holder of such Securities shall present both such Securities and evidence of the Issuer's approval to The Netherlands courts; and

(ii) (where such facsimile shows the signatories mentioned in paragraph 5.2.1 above) this will only be binding on the Issuer if such facsimile signatures are printed or duplicated on such Securities by a person or entity duly authorised on behalf of the Issuer and provided that any power of attorney or mandate granted by the Issuer in connection with the dating, authentication, completion and issue of such Securities has not terminated as set out in 6.6 above;

6.7	we have not verified that the Companies are in compliance with their respective obligations under the ASCS, nor have we verified that their execution of the Documents to which they are expressed to be a party or their respective performance of any of the transactions contemplated thereby do not breach or infringe the ASCS or any of the regulations, directives or guidelines issued pursuant to the ASCS and applicable to the Companies, and we express no opinion on such matters herein. However, the validity and enforceability of the Documents is unlikely to be affected by a breach by the Companies of such obligations; and

6.8	in issuing this opinion we do not assume any obligation to notify or to inform you of any developments subsequent to its date that might render its contents untrue or inaccurate in whole or in part at such time.

This opinion:

(a)

expresses and describes Dutch legal concepts in English and not in their original Dutch terms; consequently this opinion is issued and may only be relied upon on the express condition that it shall be governed by and that all words and expressions used herein shall be construed and interpreted in accordance with the laws of The Netherlands;

(b)	speaks as of 10.00 a.m. Netherlands time on the date stated above;

(c)	is addressed to you and is solely for your benefit and may not be relied upon by or disclosed to any other person, company, enterprise or institution, except your legal advisers;

(d)	is strictly limited to the matters set forth herein and no opinion may be inferred or implied beyond that expressly stated herein; and

(e)	may not be used for any purpose other than in connection with the Documents. Its delivery may, nevertheless, be referred to as a condition precedent to the issue of the Securities.

Yours faithfully,

/s/ C.J. Kothe

C.J. Kothe
Clifford Chance
Limited Liability Partnership